MAX BERUEFFY

Senior Associate Counsel

Writer’s Direct Number: (205) 268-3581

Facsimile Number: (205) 268-3597

Toll-Free Number: (800) 627-0220

April 11, 2012

VIA EDGAR AND E-MAIL

Ms. Deborah D. Skeens

U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, DC 20549

skeensd@sec.gov

Re:                             Protective Life and Annuity Insurance Company

Variable Annuity Account A of Protective Life

Initial Registration Statement on Form N-4

File Nos. 333-179963; 811-8537

Protective Life Insurance Company

Protective Variable Annuity Separate Account

Initial Registration Statement on Form N-4

File Nos. 333-179649; 811-8108

Dear Ms. Skeens:

Protective Life Insurance Company and Protective Life and Annuity Insurance Company (together, the “Companies”) each filed the respective above-referenced registration statement with the Securities and Exchange Commission (the “Commission”) on February 23, 2012 and March 7, 2012, respectively.  On behalf of the Companies, this letter responds to comments with respect to each filing that you conveyed to me by letter dated March 30, 2012.

The paragraphs below provide the Companies’ response to each comment raised by the Staff.  For the Staff’s convenience, each of the Staff’s comments is set forth in full below, and then the response follows.  I have enclosed pages for each filing marked to indicate the changes that we propose to make in response to the Staff’s comments.  Additionally, I have enclosed pages on behalf of Protective Life Insurance Company to reflect additional changes made to File No. 333-179649 to conform this filing to the filing made by Protective Life and Annuity Insurance Company.

General

1.               Comment:  Please note that the filings have material information, including expense examples and financial information, missing. Please confirm that all missing information, including all exhibits, will be filed by a pre-effective amendment to the registration statements.

Response:  The Companies confirm that all missing information, including all exhibits, will be filed by a pre-effective amendment to each registration statement.

2.               Comment:  Please confirm supplementally that the Contract names on the front cover page of the prospectuses are and will continue to be the same as that associated with the EDGAR class identifiers.

Response:  There are three class names for each registration statement.  Each class name on the front cover of each prospectus is and will continue to be the same as the three EDGAR class identifiers associated with the Contract.

3.               Comment:  Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company’s guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

Response:  There are no guarantees or support agreements with third parties to support any of either Company’s guarantees under the applicable contract.  Each Company will be primarily responsible for paying out on any guarantees associated with the applicable contract.

Definitions (p. 3)

4.               Comment:  Please consider including definitions for “Fixed Account” and “DCA Account” in this section, as these terms are used frequently in the prospectus before they are defined (pp. 41-42).

Response:  The Companies have included definitions for “Fixed Account” and “DCA Accounts” in the Definitions section of each prospectus.

5.               Comment:  Written Notice: Please clarify this important requirement by providing the address of the “administrative office’ to which Written Notice must be sent.  Alternatively, please provide a cross-reference to this address in the prospectus (in “Administration,” at p. 18).

Response:  Each Company has included a definition for its administrative office to make clear that this office has two addresses.  Written Notice sent via U.S.

Postal Service should be delivered to the post office box address, while Written Notice provided by overnight delivery service should be addressed to the street address.

Fee Table

6.               Comment:  Optional Benefit Charges (p. 5); Please revise footnote 6 for clarity.

Response:  The Companies have revised footnote 6 for clarity.

Expense Example (pp. 6-8)

7.               Comment:  Please confirm that the expense example reflects the combination of Contract features that would result in the greatest expenses.

Response:  The Companies have revised the expense example so as to reflect the highest combination of contract expenses.

Summary

8.               Comment:  In the beginning of the Summary, please include disclosure to the effect that the Registrant’s obligations under the Contract are backed solely by the claims paying ability of the insurance company, and that the Contract owner must look to the strength of the insurance company with regard to such obligations (similar to the disclosure provided under “Protective Life and Annuity Insurance Company” at p. 17).

Response:  The Companies have revised the Summary to include disclosure regarding each Company’s obligations under the Contract, including that such obligations are backed solely by the claims paying ability of the Company, and that the Contract owner must look to the strength of the insurance company with regard to such obligations.

9.               Comment:  Page 9; see also pp. 29, 31, and 40:  Please revise the prospectus to clarify whether it is Class B or Class C shares that have the lower premium payment requirement.

Response:  The Companies have corrected the table in each prospectus that summarizes the contract classes to indicate that the B Series (without the Protective Income Manager rider) requires a minimum initial purchase payment of only $5,000.

Dollar Cost Averaging (p. 37)

10.         Comment:  (New York prospectus only): in the fourth paragraph of this section, please replace the disclosure concerning the right-to-cancel period with disclosure that is specific to the state in which this product will be offered (that is, New York).

Response:  Because New York requires the return of contract value if a contractowner exercises his or her right to cancel, the Company has deleted this disclosure.

Surrenders and Withdrawals (p. 38)

11.         Comment:  Please clarify in this section that the L and B Series Contracts impose surrender charges, while the C Series does not.

Response:   The Companies have clarified in the Surrenders and Withdrawals section of each prospectus that the L and B Series Contracts impose a surrender charge, while the C Series does not.

Automatic Withdrawals (p. 40)

12.         Comment:  In the first paragraph of this section, please review the description of the prerequisites for B Series Contracts to participate in the plan for accuracy.  The first numbered line states that B Series Contract owners must have made an initial Purchase Payment of at least $5,000, while the chart on p. 29 states that the minimum required initial Purchase Payment for a B Series Contract is $25,000.

Response:  The Companies have clarified in each prospectus that the automatic withdrawal plan may be elected by B Series Contracts if the owner made an initial Purchase Payment of at least $5,000 ($25,000 if the Protective Income Manager rider was elected).

The Guaranteed Account (p. 40)

13.         Comment:  In the last sentence on this page, please clarify whether “DCA Account” is plural or singular.

Response:   The Companies have revised the disclosure in the Guaranteed Account section of each prospectus to clarify that “DCA Account” is plural.

Death Benefit (pp. 42-45)

14.         Comment:  Please clarify in this section the effect, if any, a SecurePay Withdrawal has on both of the death benefits offered in this prospectus.

Response:  The Companies have clarified that when calculating the death benefits under the contract, the adjustment made for withdrawals includes withdrawals made under a living benefit rider.

15.         Comment:  Return of Purchase Payments Death Benefit (p. 44): In the first paragraph of this section, please bold the second-to-last sentence (beginning “if the value of the Return of Purchase Payments Death Benefit…..”).  Please also bold the similar sentence on p. 45 relating to the Optional Maximum Anniversary Value Death Benefit (the second-to-last sentence in the paragraph beginning “The Maximum Anniversary Value Death Benefit....”).

Response:  The Companies have revised these sentences in bold format.

SecurePay R72 Rider (p. 56)

16.         Comment:  The reference to “either of these events” in first sentence in the paragraph discussing the end of the Roll-up Period is potentially confusing.  If the “events” referred to are the Benefit Election Date and the date the R72 rider terminate; please clarify this in the disclosure.

Response:  The Companies have revised the reference to “either of these events” to clarify that such events refer to the Benefit Election Date and the date the SecurePay R72 rider terminates.

Reduction of Contract Value to Zero (p. 58)

17.         Comment:  Please bold the sentence in this section beginning “If your Contract Value reduces to zero due to an Excess Withdrawal.....”

Response:  The Companies have revised this sentence in bold format.

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Terminating the SecurePay Riders (p.59)

18.         Comment:  Please include in this section all potential causes for termination (e.g., reduction of Contract Value to zero due to an Excess Withdrawal), as was done for the Protective Income Manager (“PIM”) rider at p. 75.  In addition, please specify which types of termination will result in a termination of any further benefits under either SecurePay rider.

Response:  The Companies have revised the termination section of the SecurePay riders to conform to the Protective Income Manager termination section; the revised disclosure includes all potential causes for termination.  The Companies believe that the revised disclosure also makes clear that each type of termination results in a termination of the rider — and therefore a termination of all further benefits under either SecurePay rider -  except as otherwise noted.

Terminating the Protective Income Manager Rider (p. 75)

19.         Comment:  Please specify which types of termination will result in a termination of any further benefits under the PIM rider.

Response:   The Companies believe that the termination disclosure makes clear that each type of termination results in a termination of the PIM rider — and therefore a termination of all further benefits under the rider - except as otherwise noted.

Determining the Surrender Charge (p. 82)

20.         Comment:  Please clarify the effect of the pro-rata implementation of the Surrender charge, and provide an illustration of this approach.

Response:  The surrender charge calculation on Page 82 has been revised to clarify the effect of the pro-rata implementation of the Surrender Charge. In addition, the example in Appendix B of each prospectus has also been revised.

Appendix H

21.         Comment:  Please revise the preamble to note that the program applies to the SecurePay riders as well as the PIM rider.

Response:  The preamble of Appendix H has been revised as requested.

Powers of Attorney

22.         Comment:  In order to ensure compliance with rule 483(h) of the Securities Act of 1933, please provide the 1933 Act registration number for this registration

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statement by pre-effective amendment. In addition, please note that this power of attorney does not confer authority to execute pre-effective amendments.

Response:  The Companies will file new Powers of Attorney to include the 1933 Act registration number for the applicable registration statement and to confer authority to execute pre-effective amendments as an exhibit to each pre-effective amendment.

Tandy Representations

23.         Comment:  We urge all persons who are responsible for the accuracy and of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Registrant and its management are in possession of all facts relating to the Registrant’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Registrant requests acceleration of the effective date of the pending registration statements, it should furnish a letter, at the time of such request, acknowledging that

•                       should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filings;

•                       the action of the Commission or the staff, acting pursuant to delegated authority., in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the and

•                       the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:  The Companies represent that the requested acknowledgments will be included in the transmittal letter for each pre-effective amendment filing.

The Companies intend to file with the Commission a pre-effective amendment to each above-referenced filing as soon as practical.  Acceleration requests from each Company and from the principal underwriter will accompany each pre-effective amendment, seeking acceleration of

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the effectiveness of the registration statements to May 1, 2012.  Any assistance you can provide to assist us in meeting this request would be very much appreciated.

Please do not hesitate to call the undersigned at (205) 268-3581 or Elisabeth M. Bentzinger at (202) 383-0717 with any questions or comments concerning this response.  We greatly appreciate the staff’s efforts in assisting the Companies with these filings.

Very truly yours,

/s/ Max Berueffy
Max Berueffy

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Protective Variable Annuity NY L Series (“L Series”) Protective Variable Annuity NY B Series (“B Series”) Protective Variable Annuity NY C Series (“C Series”)	Protective Life and Annuity Insurance Company Variable Annuity Account A of Protective Life P.O. Box 10648 Birmingham, Alabama 35202-0648 Telephone: 1-800-456-6330 www.protective.com

This Prospectus describes three different classes of an individual flexible premium deferred variable and fixed annuity contract offered by Protective Life and Annuity Insurance Company (the “Contract”). We sometimes refer to each class by its specific name (e.g., the “L Series”). Each class has different charges, fees and features that may be appropriate for you based on your financial situation, your age and how you intend to use the Contract. The Contract is designed for investors who desire to accumulate capital on a tax deferred basis for retirement or other long term investment purpose. It may be purchased on a non-qualified basis or for use with certain qualified retirement plans.

You generally may allocate your investment in the Contract among the Guaranteed Account (if it is available when you purchase your Contract) and the Sub-Accounts of the Variable Annuity Account A of Protective Life. If you purchase a SecurePay rider or the Protective Income Manager rider, your options for allocating Purchase Payments and Contract Value will be restricted. (See “Protected Lifetime Income Benefits.”) The Sub-Accounts invest in the following Funds:

AIM Variable Insurance Funds (Invesco Variable Insurance Funds)

Invesco Van Kampen V.I. Comstock Fund, Series II

Invesco Van Kampen V.I. Equity and Income Fund, Series II

Invesco V.I. Balanced Risk Allocation Fund, Series II

Invesco V.I. Government Securities Fund, Series II

Invesco Van Kampen V.I. Growth and Income Fund, Series II

Invesco Van Kampen V.I. Mid Cap Growth Fund, Series II

Invesco Van Kampen V.I. US Mid Cap Value Fund, Series II

Fidelity® Variable Insurance Products

VIP Contrafund® Portfolio-SC2

VIP Index 500-SC2

VIP Investment Grade Bond Portfolio-SC2

VIP MidCap Portfolio-SC2

Franklin Templeton Variable Insurance Products Trust

Franklin Flex Cap Growth Securities Fund, Class 2

Franklin Income Securities Fund, Class 2

Franklin Rising Dividends Securities Fund, Class 2

Franklin Small Cap Value Securities Fund, Class 2

Franklin Small-MidCap Growth Securities Fund, Class 2

Franklin U.S. Government Fund, Class 2

Mutual Shares Securities Fund, Class 2

Templeton Foreign Securities Fund, Class 2

Templeton Global Bond Securities Fund, Class 2

Templeton Growth Securities Fund, Class 2

Goldman Sachs Variable Insurance Trust

Large Cap Value Fund, Service Class

Growth Opportunities Fund, Service Class

Mid Cap Value Fund, Service Class

Strategic Growth Fund, Service Class

Strategic International Equity Fund, Service Class

Legg Mason Partners Variable Equity Trust

ClearBridge Mid Cap Core Fund, Class II

ClearBridge Small Cap Growth Fund, Class II

Lord Abbett Series Fund, Inc.

Fundamental Equity Portfolio

Capital Structure Portfolio

Bond-Debenture Portfolio

Growth and Income Portfolio

Growth Opportunities Portfolio

International Opportunities Portfolio

Classic Stock Portfolio

Mid-Cap Value Portfolio

MFS® Variable Insurance TrustSM

Growth Series-SS

Investors Growth Stock Series-SS

Investors Trust Series-SS

New Discovery Series-SS

Research Bond Series-SS

Research Series-SS

Total Return Series-SS

Utilities Series-SS

Value Series-SS

Oppenheimer Variable Account Funds

Capital Appreciation Fund/VA-SS

Global Securities Fund/VA-SS

High Income Fund/VA-SS

Main Street Fund/VA-SS

Money Fund/VA

Global Strategic Income Fund/VA-SS

PIMCO Variable Insurance Trust

Long-Term US Government Fund, Advisor Class

Low Duration Fund, Advisor Class

Real Return Fund, Advisor Class

Short-Term Fund, Advisor Class

Total Return Fund, Advisor Class

Royce Capital Fund

Micro-Cap Fund, Service Class

Small-Cap Fund, Service Class

The Universal Institutional Funds, Inc.

Global Real Estate Portfolio Class II

The value of your Contract that is allocated to the Sub-Accounts will vary according to the investment performance of the Funds in which the selected Sub-Accounts are invested. You bear the investment risk on amounts you allocate to the Sub-Accounts.

This Prospectus sets forth basic information about the Contract and the Variable Account that a prospective investor should know before investing. The Statement of Additional Information, which has been filed with the Securities and Exchange Commission, contains additional information about the Contract and the Variable Account. The Statement of Additional Information is dated the same date as this Prospectus and is incorporated herein by reference. The Table of Contents for the Statement of Additional Information is on the last page of this Prospectus. You may obtain a copy of the Statement of Additional Information free of charge by writing or calling Protective Life at the address or telephone number shown above. You may also obtain an electronic copy of the Statement of Additional Information, as well as other material that we file electronically and certain material incorporated by reference, at the SEC web site (http://www.sec.gov).

Please read this prospectus carefully. You should keep a copy for future reference.

The Protective Variable Annuity NY Contract is not a deposit or obligation of, or guaranteed by, any bank or financial institution. It is not insured by the Federal Deposit Insurance Corporation or any other government agency, and it is subject to investment risk, including the possible loss of principal.

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is May 1, 2012

PRO.PVANY.05.12

DEFINITIONS

“We”, “us”, “our”, “Protective Life”, and “Company” refer to Protective Life and Annuity Insurance Company. “You”, “your” and “Owner” refer to the person(s) who has been issued a Contract.

Accumulation Unit: A unit of measure used to calculate the value of a Sub-Account prior to the Annuity Date.

Administrative Office: Protective Life Annuity and Insurance Company, P. O. Box 10648, Birmingham, Alabama 35202-0648 (for Written Notice sent by U.S. postal service) or Protective Life Annuity and Insurance Company, 2801 Highway 280 South, Birmingham, Alabama 35223 (for Written Notice sent by a nationally recognized overnight delivery service).

Annuity Date: The date as of which the Annuity Value is applied to an Annuity Option.

Annuity Option: The payout option under which the Company makes annuity income payments.

Annuity Value: The amount we apply to the Annuity Option you have selected.

Assumed Investment Return: The assumed annual rate of return used to calculate the amount of the variable income payments.

Code: The Internal Revenue Code of 1986, as amended.

Contract: The Protective Variable Annuity NY, a flexible premium, deferred, variable and fixed annuity contract.

Contract Anniversary: The same month and day as the Issue Date in each subsequent year of the Contract.

Contract Value: Before the Annuity Date, the sum of the Variable Account value and the Guaranteed Account value.

Contract Year: Any period of 12 months commencing with the Issue Date or any Contract Anniversary.

DCA: Dollar cost averaging.

DCA Accounts: A part of the Guaranteed Account, but separate from the Fixed Account. The DCA Accounts are designed to transfer amounts to the Sub-Accounts of the Variable Account systematically over a designated period.

Fixed Account: A part of the Guaranteed Account, but separate from the DCA Accounts. Amounts allocated or transferred to the Fixed Account earn interest from the date the funds are credited to the account.

Fund: Any investment portfolio in which a corresponding Sub-Account invests.

Guaranteed Account: The Fixed Account (not available for C Series), the DCA Accounts and any other Investment Option we may offer with interest rate guarantees.

Investment Option: Any account to which you may allocate Purchase Payments or transfer Contract Value under this Contract. The Investment Options are the Sub-Accounts of the Variable Account and the Guaranteed Account available in this Contract.

Issue Date: The date as of which we credit the initial Purchase Payment to the Contract and the date the Contract takes effect.

Monthly Anniversary Date: The same day each month as the Issue Date, or the last day of any month that does not have the same day as the Issue Date.

Purchase Payment: The amount(s) paid by the Owner and accepted by the Company as consideration for this Contract.

Qualified Contracts: Contracts issued in connection with retirement plans that receive favorable tax treatment under Sections 401, 408, 408A or 457 of the Code.

Qualified Plans: Retirement plans that receive favorable tax treatment under Sections 401, 408, 408A or 457 of the Code.

Sub-Account: A separate division of the Variable Account.

Valuation Date: Each day on which the New York Stock Exchange is open for business.

Valuation Period: The period which begins at the close of regular trading on the New York Stock Exchange on any Valuation Date and ends at the close of regular trading on the next Valuation Date.

Variable Account: The Variable Annuity Account A of Protective Life, a separate investment account of Protective Life.

Written Notice: A notice or request submitted in writing in a form satisfactory to the Company that we receive at the Administrative Office via U.S. postal service or nationally recognized overnight delivery service.

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The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Fund fees and expenses.

PERIODIC FEES AND CHARGES

(other than Fund expenses)

Annual Contract Maintenance Fee(1)	$30

Variable Account Annual Expenses
(as a percentage of average Variable Account value)

	L Series	B Series	C Series
Mortality and Expense Risk Charge	1.50%	1.20%	1.60%
Administration Charge	0.15%	0.10%	0.15%
Total Variable Account Annual Expenses (without the death benefit fee)	1.65%	1.30%	1.75%

Optional Benefit Charges

Optional Monthly Maximum Anniversary Value Death Benefit Fee (as an annualized percentage of the death benefit value on each Monthly Anniversary Date, beginning on the 1st Monthly Anniversary Date)(2)	0.20%

Optional Protected Lifetime Income Benefits(3)

Monthly SecurePay Fee(4) (as an annualized percentage of the Benefit Base(5) on each Monthly Anniversary Date, beginning with the 1st Monthly Anniversary Date following election of the rider)

	Maximum	Current
Purchase of SecurePay rider at time of Contract Purchase	1.20%	0.60%
Purchase of SecurePay rider under RightTime® option	1.40%	0.70%
Purchase of SecurePay R72 rider at time of Contract Purchase	2.00%	1.00%
Purchase of SecurePay R72 rider under RightTime® option	2.20%	1.10%

Monthly Protective Income Manager Fee (as an annualized percentage of Contract Value, beginning with the 1st Monthly Anniversary Date following election of the rider)(6)

	Maximum	Current
Purchase of the Protective Income Manager rider at time of Contract Purchase	2.00%	1.00%
Purchase of the Protective Income Manager rider under RightTime® option	2.20%	1.10%

(1)

We will waive the annual contract maintenance fee if your Contract Value or aggregate Purchase Payments, reduced by surrenders and surrender charges, is $100,000 or more (See “Charges and Deductions.”)

(2)

There are two death benefits available under the Contract: (1) the Return of Purchase Payments Death Benefit; and (2) the Maximum Anniversary Value Death Benefit. There is no death benefit fee for the Return of Purchase Payments Death Benefit. The Maximum Anniversary Value Death Benefit is not available if you purchase the Protective Income Manager rider. For more information on these death benefit values and fees, and how they are calculated, please see the “DEATH BENEFIT” and “Charges and Deductions, Death Benefit Fee” sections of this prospectus.

(3)	You may not purchase a SecurePay rider and the Protective Income Manager rider.
(4)

We will give you at least 30 days’ notice before any increase in the SecurePay Fee. You may elect not to pay the increase in your SecurePay Fee. If you do, your SecurePay rider will not terminate, but your current Benefit Base will be capped at its then current value. You will continue to be assessed your current SecurePay Fee, however, even though you will have given up the opportunity for any future increases in your SecurePay Benefit Base under either SecurePay or SecurePay R72. See “SecurePay with RightTime® Option” in this prospectus.

(5)

The Benefit Base is a value used to calculate the Annual Withdrawal Amounts, and the fees charged, under the SecurePay riders. On the Rider Issue Date, your initial Benefit Base is equal to your Contract Value. For more information on the SecurePay riders, the Benefit Base and how it is calculated, please see “SecurePay with RightTime® option” in this prospectus.

(6)

The Protective Income Manager fee is a percentage of the greatest of: the Contract Value on each Monthly Anniversary Date; the Contract Value on the later of the Rider Issue Date or the most recent Reset Date; or, if you purchased the rider on the Contract Issue Date, the sum of all Purchase Payments received (including your initial Purchase Payment), less any withdrawals made, during the 120-day period following the Contract Issue Date. During the 120 days immediately following the Contract Issue Date, the fee is based upon your initial Purchase Payment. We will give you at least 30 days’ notice before any increase in the Protective Income Manager Fee. You may elect not to pay the increase in your Protective Income Manager Fee. If you do, your Protective Income Manager rider will not terminate, but we will “lock in” your most recent Protective Income Manager Payment Factor and will use this factor when we calculate your Optimal Withdrawal Amount on all future Contract Anniversaries, even if there is a Reset following the date you elect not to pay the fee increase. You will continue to be assessed your current Protective Income Manager Fee. See “Protective Income Manager (patent pending) with RightTime® Option” in this prospectus.

The next table shows the minimum and maximum total operating expenses charged by the Funds that you may pay periodically during the time that you own the Contract. More detail concerning each Fund’s fees and expenses is contained in the prospectus for each Fund.

The Fund expenses used to prepare the next table were provided to Protective Life by the Funds. The expenses shown are based on expenses incurred for the year ended December 31, 2011. Current or future expenses may be higher or lower than those shown.

RANGE OF EXPENSES FOR THE FUNDS

	Minimum		Maximum
Total Annual Fund Operating Expenses (total of all expenses that are deducted from Fund assets, including management fees, 12b-1 fees, and other expenses)	X.XX%	-	X.XX%*

*                      The range of Total Annual Fund Operating Expenses shown here does not take into account contractual and voluntary arrangements under which the Funds’ advisers currently reimburse Fund expenses or waive fees. Please see the prospectus for each Fund for more information about that Fund’s expenses.

Example of Charges

The following examples are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. The examples show the costs of investing in each class of the Contract, including owner transaction expenses, the annual contract maintenance fee, Variable Account Charges, and both maximum and minimum total Annual Fund Operating Expenses. The first example assumes that you purchased the SecurePay R72 rider under the RightTime® option at the maximum and current charges. The second example assumes that you have not purchased either SecurePay rider or the Protective Income Manager rider. The examples also assume that the Maximum Anniversary Value Death Benefit is in effect, and that all Contract Value is allocated to the Variable Account. The examples do not reflect transfer fees.

The examples assume that you invest $10,000 in the Contract for the periods indicated. The examples also assume that your investment has a 5% return each year.

(1)          If you purchased the SecurePay R72 rider:

(a)          If you surrender the Contract at the end of the applicable time period:

(i)             With the SecurePay R72 rider selected under the RightTime® option (reflecting the maximum charge):

	1 year	3 years	5 years	10 years
Maximum Fund Expense
L Series	$1,222	$2,351	$3,117	$6,588
B Series	1,189	2,256	3,298	6,317
C Series	579	1,773	3,022	6,414
Minimum Fund Expense
L Series	$1,091	$1,970	$2,468	$5,442
B Series	1,058	1,871	2,664	5,122
C Series	439	1,369	2,373	5,262

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(ii)          With the SecurePay R72 rider selected under the RightTime® option (reflecting the current charge):

	1 year	3 years	5 years	10 years
Maximum Fund Expense
L Series	$1,119	$2,029	$2,525	$5,278
B Series	1,086	1,933	2,725	4,985
C Series	469	1,432	2,432	5,111
Minimum Fund Expense
L Series	$987	$1,641	$1,855	$4,038
B Series	954	1,541	2,071	3,693
C Series	328	1,020	1,762	3,866

(b)         If you annuitize* or remain invested in the Contract at the end of the applicable time period:

(i)             With the SecurePay R72 rider selected under the RightTime® option (reflecting the maximum charge):

	1 year	3 years	5 years	10 years
Maximum Fund Expense
L Series	$599	$1,832	$3,117	$6,588
B Series	564	1,732	2,958	6,317
C Series	579	1,773	3,022	6,414
Minimum Fund Expense
L Series	$459	$1,427	$2,468	$5,442
B Series	423	1,323	2,297	5,122
C Series	439	1,369	2,373	5,262

(ii)          With the SecurePay R72 rider selected under the RightTime® option (reflecting the current charge):

	1 year	3 years	5 years	10 years
Maximum Fund Expense
L Series	$489	$1,490	$2,525	$5,278
B Series	454	1,388	2,361	4,985
C Series	469	1,432	2,432	5,111
Minimum Fund Expense
L Series	$348	$1,078	$1,855	$4,038
B Series	313	972	1,679	3,693
C Series	328	1,020	1,762	3,866

(2)          If you have not purchased either SecurePay rider or Protective Income Manager rider:

(a)          If you surrender the Contract at the end of the applicable time period:

	1 year	3 years	5 years	10 years
Maximum Fund Expense
L Series	$1,017	$1,710	$1,939	$3,982
B Series	984	1,612	2,158	3,666
C Series	360	1,094	1,848	3,821
Minimum Fund Expense
L Series	$885	$1,315	$1,249	$2,648
B Series	851	1,213	1,484	2,279
C Series	219	675	1,157	2,483

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(b)         If you annuitize* or remain invested in the Contract at the end of the applicable time period:

	1 year	3 years	5 years	10 years
Maximum Fund Expense
L Series	$380	$1,151	$1,939	$3,982
B Series	345	1,048	1,770	3,666
C Series	360	1,094	1,848	3,821
Minimum Fund Expense
L Series	$239	$733	$1,249	$2,648
B Series	203	624	1,067	2,279
C Series	219	675	1,157	2,483

*                      You may not annuitize your Contract within 1 year of the Issue Date. For more information, see “ANNUITY PAYMENTS, Annuity Date, Changing the Annuity Date.” Neither the death benefit fee nor the Protective Income Manager rider fee apply after the Annuity Date.

Please remember that the examples are an illustration and do not guarantee the amount of future expenses. Your actual expenses may be higher or lower than those shown. Similarly, your rate of return may be more or less than the 5% rate of return assumed in the examples.

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SUMMARY

The Contract

What is the Protective Variable Annuity NY Contract?

The Protective Variable Annuity NY Contract is an individual flexible premium deferred variable and fixed annuity contract issued by Protective Life. This prospectus describes three different classes of the Contract — the L Series, the B Series, and the C Series.. Each class has different charges and features that may be appropriate for you based on your financial situation, your age, and how you intend to use the Contract. For example, the L Series has a higher mortality and expense risk charge and administration charge than the B Series, but imposes a surrender charge over a shorter period of time than the B Series. The C Series imposes a higher mortality and expense risk charge than either of the other two classes, and a higher administration charge than the B Series, but has no surrender charge. Also, if you elect the C Series, your minimum required initial Purchase Payment may be lower, but you may not allocate your Purchase Payments or transfer Contract Value to the Fixed Account. (See “The Contract.”)

What are the Company’s obligations under the Contract?

The benefits under the Contract are paid by us from our general account assets and/or your Contract Value held in the Variable Account. You assume all of the investment risk for Purchase Payments and Contract Value allocated to the Sub-Accounts of the Variable Account, which is not part of our general account. Our general account assets support our insurance and annuity obligations and are subject to our general liabilities from business operations and to claims by our creditors. Because amounts allocated to the Fixed Account and the DCA Accounts, plus any guarantees under the Contract that exceed your Contract Value (such as those associated with any enhanced death benefits, a SecurePay rider, or the Protective Income Manager rider), are paid from our general account, any amounts that we may pay under the Contract in excess of Contract Value are subject to our financial strength and claims-paying ability.

It is important to note that there is no guarantee that we will always be able to meet our claims-paying obligations, and there are risks to purchasing any insurance product. For this reason, you should consider our financial strength and claims paying ability to meet our obligations under the Contract when purchasing a Contract and making investment decisions under the Contract.

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How may I purchase a Contract?

Protective Life sells the Contracts through registered representatives of broker-dealers. We pay commissions and other compensation to the broker-dealers for selling the Contracts. (See “Distribution of the Contracts.”)

Protective Life will issue your Contract when it receives and accepts your complete application information and an initial Purchase Payment through the broker-dealer you have selected. (See “Issuance of a Contract.”)

What are the Purchase Payments?

The minimum amount that Protective Life will accept as an initial Purchase Payment is $25,000 ($5,000 for the B Series without the Protective Income Manager rider). Purchase Payments may be made at any time prior to the oldest Owner’s or Annuitant’s 86th birthday. No Purchase Payment will be accepted within 3 years of the Annuity Date then in effect. If you purchase a SecurePay rider, you cannot make any Purchase Payments on or after the Benefit Election Date. (See “SecurePay With RightTime® Option.”) The minimum subsequent Purchase Payment we will accept is $100, or $50 if the payment is made under our current automatic purchase payment plan. The maximum aggregate Purchase Payment(s) we will accept without prior Administrative Office approval is $1,000,000. We may impose conditions for our acceptance of aggregate Purchase Payments greater than $1,000,000, such as limiting the death benefit options that are available under your Contract or your right to purchase a Protected Lifetime Income Benefit rider after the Issue Date under our RightTime option. We reserve the right not to accept any Purchase Payment. (See “Purchase Payments”)

Can I cancel the Contract?

You have the right to return the Contract within 10 days after you receive it. The returned Contract will be treated as if it were never issued. Protective Life will refund the Contract Value, which may be more or less than the Purchase Payments. (See “Right to Cancel.”)

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should carefully compare all three and consult your sales representative to determine which class best suits your needs. The three classes differ as follows:

	L Series	B Series	C Series
Mortality and Expense Risk Charge	1.50%	1.20%	1.60%
Administration Charge	0.15%	0.10%	0.15%
Total Variable Account Annual Expenses	1.65%	1.30%	1.75%
Surrender Charge Schedule (Based on Date of Each Purchase Payment)	4 years (7.0%, 7.0%, 6.0%, 6.0%)	7 years (7.0%, 6.0%, 6.0%, 5.0%, 4.0%, 3.0%, 2.0%)	None
Minimum Required Initial Purchase Payment	$25,000	$5,000 ($25,000 if Protective Income Manager rider is purchased)	$25,000
Ability to Allocate Purchase Payments and Transfer Contract Value to the Fixed Account	Yes	Yes	No

Among the factors you should consider when choosing which class may be most appropriate for your individual needs are the following:

•	Your age;

•	The amount of your initial investment;

•	How long you intend to hold the Contract;

•	The likelihood that you will want or need to make withdrawals from the Contract and if so, when you would do so (withdrawals will be reduced by the imposition of any applicable surrender charge);

•

Your investment objectives, particularly with respect to allocating Purchase Payments and transferring Contract Value to the Fixed Account (amounts held in the Fixed Account are credited a fixed rate of interest);

•	Your desire to minimize costs and/or maximize returns associated with the Contract.

Use of the Contract in Qualified Plans

You may purchase the Contract on a non-qualified basis. You may also purchase it for use within certain qualified retirement plans or in connection with other employee benefit plans or arrangements that receive favorable tax treatment. Such qualified plans include individual retirement accounts and individual retirement annuities (IRAs), and pension and profit sharing plans (including H.R. 10 Plans). Many of these qualified plans, including IRAs, provide the same type of tax deferral as provided by the Contract. The Contract, however, provides a number of benefits and features not provided by such retirement plans and employee benefit plans or arrangements alone. There are costs and expenses under the Contract related to these benefits and features. You should consult a qualified tax and/or financial adviser regarding the use of the Contract within a Qualified Plan or in connection with other employee benefit plans or arrangements. You should carefully consider the benefits and features provided by the Contract in relation to their costs as they apply to your particular situation.

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Dollar Cost Averaging

Before the Annuity Date, you may instruct us by Written Notice to transfer automatically, on a monthly basis, amounts from a DCA Account or the Fixed Account to any Sub-Account of the Variable Account. This is known as the “dollar-cost averaging” (“DCA”) method of investment. By transferring equal amounts of Contract Value on a regularly scheduled basis, as opposed to allocating a larger amount at one particular time, an Owner may be less susceptible to the impact of market fluctuations in the value of Sub-Account Accumulation Units. Protective Life, however, makes no guarantee that the dollar cost averaging method will result in a profit or protection against loss.

Dollar cost averaging transfers are made monthly; you may choose to make the transfers on the 1st through the 28th day of each month. Upon the death of any Owner, dollar cost averaging transfers will continue until canceled by the Beneficiary(s).

There is no charge for dollar cost averaging. Automatic transfers made to facilitate dollar cost averaging will not count toward the 12 transfers permitted each Contract Year if we elect to limit transfers, or the designated number of free transfers in any Contract Year if we elect to charge for transfers in excess of that number in any Contract Year. We reserve the right to restrict the Sub-Accounts into which you may make DCA transfers or discontinue dollar cost averaging upon written notice to the Owner.

If you select a SecurePay rider or the Protective Income Manager rider, you may allocate your Purchase Payments to a DCA Account only; your dollar-cost averaging transfers from these Accounts must be allocated, however, in accordance with our Allocation Guidelines and Restrictions. You may not allocate Purchase Payments to the Fixed Account if you select a SecurePay rider or the Protective Income Manager rider (See “Allocation Guidelines and Restrictions for Protected Lifetime Income Benefits.”)

Transfers from the DCA Accounts. If you allocate a Purchase Payment to one of the DCA Accounts, you must include instructions regarding the day of the month on which the transfers should be made, the period during which the dollar cost averaging transfers should occur, and the Sub-Accounts into which the transferred funds should be allocated.

Currently, the maximum period for dollar cost averaging from the DCA Account 1 is six months and from the DCA Account 2 is twelve months. From time to time, we may offer different maximum periods for dollar cost averaging amounts from a DCA Account. The periodic amount transferred from a DCA Account will be equal to the Purchase Payment allocated to the DCA Account divided by the number of dollar cost averaging transfers to be made.

The interest rates on the DCA Accounts apply to the declining balance in the account. Therefore the amount of interest actually paid with respect to a Purchase Payment allocated to the DCA Account will be substantially less than the amount that would have been paid if the full Purchase Payment remained in the DCA Account for the full period. Interest credited will be transferred from the DCA Account after the last dollar cost averaging transfer.

We will process dollar cost averaging transfers until the earlier of the following: (1) the DCA Account Value equals $0, or (2) the Owner instructs us by Written Notice to cancel the automatic transfers. If you terminate transfers from a DCA Account before the amount remaining in that account is $0, we will immediately transfer any amount remaining in that DCA Account according to your instructions. If you do not provide instructions, we will transfer the remaining amount to the Sub-Accounts according to your dollar cost averaging allocation instruction in effect at that time.

Transfers from the Fixed Account. In B and L Series Contracts, you may also establish dollar-cost averaging transfers from the Fixed Account; the minimum period for dollar cost averaging transfers from the Fixed Account is twelve months. If you wish to establish dollar-cost averaging transfers from the Fixed Account you must include instructions regarding the day of the month on which the transfers should be made, the amount of the transfers (you must transfer the same amount each time), the

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period during which the dollar cost averaging transfers should occur, and the Sub-Accounts into which the transferred funds should be allocated.

Portfolio Rebalancing

Before the Annuity Date, you may instruct Protective Life by Written Notice to periodically transfer your Variable Account value among specified Sub-Accounts to achieve a particular percentage allocation of Variable Account value among such Sub-Accounts (“portfolio rebalancing”). The portfolio rebalancing percentages must be in whole numbers and must allocate amounts only among the Sub-Accounts. Unless you instruct otherwise, portfolio rebalancing is based on your Purchase Payment allocation instructions in effect with respect to the Sub-Accounts at the time of each rebalancing transfer. We deem portfolio rebalancing instructions from you that differ from your current Purchase Payment allocation instructions to be a request to change your Purchase Payment allocation.

You may elect portfolio rebalancing to occur on the 1st through 28th day of a month on either a quarterly, semi-annual or annual basis. If you do not select a day, transfers will occur on the same day of the month as your Contract Anniversary, or on the 28th day of the month if your Contract Anniversary occurs on the 29th, 30th or 31st day of the month. You may change or terminate portfolio rebalancing by Written Notice, or by other non-written communication methods acceptable for transfer requests. Upon the death of any Owner portfolio rebalancing will continue until canceled by the Beneficiary(s).

There is no charge for portfolio rebalancing. Automatic transfers made to facilitate portfolio rebalancing will not count toward the 12 transfers permitted each Contract Year if we elect to limit transfers, or the designated number of free transfers in any Contract Year if we elect to charge for transfers in excess of that number in any Contract Year. We reserve the right to discontinue portfolio rebalancing upon written notice to the Owner.

Surrenders and Withdrawals

At any time before the Annuity Date, you may request a surrender of or withdrawal from your Contract. Federal and state income taxes may apply to surrenders and withdrawals (including withdrawals made under a SecurePay rider or the Protective Income Manager rider), and a 10% federal penalty tax may apply if the surrender or withdrawal occurs before the Owner reaches age 59 1/2. (See “TAXATION OF ANNUITIES IN GENERAL, Taxation of Withdrawals and Surrenders.”) A surrender charge may also apply to surrenders and withdrawals under the L Series and B Series Contracts. (See “Charges and Deductions”.) We do not impose a surrender charge under C Series Contracts. A surrender value may be available under certain Annuity Options. (See “Annuitization.”) In accordance with SEC regulations, surrenders and withdrawals are payable within 7 calendar days of our receiving your request. (See “Suspension or Delay in Payments.”)

Surrenders

At any time before the Annuity Date, you may request a surrender of your Contract for its surrender value either by Written Notice or by facsimile. Surrenders requested by facsimile are subject to limitations. Currently, we accept requests by facsimile for surrenders of Contracts that have a Contract Value of $50,000 or less. For Contracts that have a Contract Value greater than $50,000, we will only accept surrender requests by Written Notice. We may eliminate your ability to request a surrender by facsimile or change the requirements for your ability to request a surrender by facsimile for any Contract or class of Contracts at any time without prior notice. We will pay you the surrender value in a lump sum.

Withdrawals

At any time before the Annuity Date, you may request a withdrawal of your Contract Value provided the Contract Value remaining after the withdrawal is at least $5,000. If you request a withdrawal that would reduce your Contract Value below $5,000, then we will consider your request to be not in good order

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or at a later date by properly completing an election form. Payments to you under this plan will only be made by electronic fund transfer. For B Series Contracts, to participate in the plan you must have:

(1)          made an initial Purchase Payment of at least $5,000 ($25,000 if the Protective Income Manager rider was purchased); or

(2)          a Contract Value as of the previous Contract Anniversary of at least $5,000.

For C Series and L Series Contracts, to begin participating in the plan you must have a Contract Value as of the previous Contract Anniversary of at least $25,000.

The automatic withdrawal plan and the automatic purchase payment plan may not be elected simultaneously. (See “Purchase Payments”.) There may be federal and state income tax consequences to automatic withdrawals from the Contract, including the possible imposition of a 10% federal penalty tax if the withdrawal occurs before the Owner reaches age 59 1/2. You should consult your tax advisor before participating in any withdrawal program. (See “Taxation of Surrenders and Withdrawals”.)

When you elect the automatic withdrawal plan, you will instruct Protective Life to withdraw a level dollar amount from the Contract on a monthly or quarterly basis. Automatic withdrawals may be made on the 1st through the 28th day of each month. The amount requested must be at least $100 per withdrawal. We will process withdrawals for the designated amount until you instruct us otherwise. If, during any Contract Year, the amount of the withdrawals exceeds the “free withdrawal amount” described in the “Surrender Charge” section of this prospectus, we will deduct a surrender charge where applicable. (See “Surrender Charge.”) Automatic withdrawals will be taken pro-rata from the Investment Options in proportion to the value each Investment Option bears to the total Contract Value. We will pay you the amount requested each month or quarter as applicable and cancel the applicable Accumulation Units.

If any automatic withdrawal transaction would result in a Contract Value of less than $5,000 after the withdrawal, the transaction will not be completed and the automatic withdrawal plan will terminate. Once automatic withdrawals have terminated due to insufficient Contract Value, they will not be automatically reinstated in the event that your Contract Value should reach $5,000 again. Upon notification of the death of any Owner, we will terminate the automatic withdrawal plan. The automatic withdrawal plan may be discontinued by the Owner at any time by Written Notice.

There is no charge for the automatic withdrawal plan. We reserve the right to discontinue the automatic withdrawal plan upon written notice to you. If you select a SecurePay rider under your Contract, any automatic withdrawal plan in effect will terminate on the Benefit Election Date. The automatic withdrawal plan is not available if you purchase the Protective Income Manager rider. If you select the Protective Income Manager rider under our RightTime® Option, any automatic withdrawal plan in effect will terminate on the Rider Issue Date. (See “Protective Income Manager with RightTime® Option.”)

THE GUARANTEED ACCOUNT

The Guaranteed Account has not been, and is not required to be, registered with the SEC under the Securities Act of 1933, and neither these accounts nor the Company’s general account have been registered as an investment company under the 1940 Act. Therefore, neither the Guaranteed Account, the Company’s general account, nor any interests therein are generally subject to regulation under the 1933 Act or the 1940 Act. The disclosures relating to the Guaranteed Account included in this prospectus are for the Owner’s information and have not been reviewed by the SEC. However, such disclosures are subject to certain generally applicable provisions of federal securities law relating to the accuracy and completeness of statements made in prospectuses.

In B Series and L Series contracts, the Guaranteed Account consists of the Fixed Account and the DCA Accounts. In C Series Contracts, the Guaranteed Account consists of the DCA Accounts only. We may not always offer the Fixed Account or the DCA Accounts in new Contracts. If we are offering the Fixed Account or any of the DCA Accounts at the time you purchase your Contract, however, those

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If you have questions concerning your status as a spouse and how that status might affect your rights under the Contract, please consult your legal adviser. (See “Tax Consequences — Treatment of Civil Unions and Domestic Partners.”)

Selecting a Death Benefit

We offer two different death benefits: (1) the Return of Purchase Payments Death Benefit and (2) the Maximum Anniversary Value Death Benefit. These death benefits are described more completely below.

You must determine the type of death benefit you want when you apply for your Contract. You may not change your death benefit selection after your Contract is issued.

The Return of Purchase Payments Death Benefit is included with your Contract at no additional charge. You may select the optional Maximum Anniversary Value Death Benefit for an additional fee, but only if the oldest Owner is younger than 76 on the Issue Date of the Contract.

The Maximum Anniversary Value Death Benefit is not available under the Protective Income Manager rider. If you purchase the Protective Income Manager rider, your death benefit will be the Return of Purchase Payments Death Benefit. If you selected the Maximum Anniversary Value Death Benefit when you purchased your Contract and you later purchase the Protective Income Manager rider under our RightTime® option, we will pay the Return of Purchase Payments Death Benefit at the time of an Owner’s death. If the value of your Maximum Anniversary Value Death Benefit at the time you elect the Protective Income Manager rider is greater than the value of the Return of Purchase Payments Death Benefit at that time, then you will forfeit this excess. We will stop assessing the fee for the Maximum Anniversary Value Death Benefit when we issue the Protective Income Manager rider, but will not refund the fees you paid for the Maximum Anniversary Value Death Benefit before that date. (See “Protective Income Manager With RightTime® Option.”)

You should carefully consider each of these death benefits and consult a qualified financial adviser to help you carefully consider the two death benefits offered with the Contract, and if you select the Maximum Anniversary Death Benefit, the relative costs, benefits and risks of the fee options in your particular situation.

Return of Purchase Payments Death Benefit

The Return of Purchase Payments Death Benefit will equal the greater of (1) the Contract Value, or (2) the aggregate Purchase Payments less an adjustment for each withdrawal (including a withdrawal made under a SecurePay rider or the Protective Income Manager rider) provided however, that the Return of Purchase Payments Death Benefit will never be more than the Contract Value plus $1,000,000. The adjustment for each withdrawal in item (2) is the amount that reduces the Return of Purchase Payments Death Benefit at the time of the withdrawal in the same proportion that the amount withdrawn, including any associated surrender charges, reduces the Contract Value. If the value of the Return of Purchase Payments Death Benefit is greater than the Contract Value at the time of the withdrawal, the downward adjustment to the death benefit will be larger than the amount withdrawn. See Appendix A for an example of the calculation of the Return of Purchase Payments Death Benefit.

Suspension of Return of Purchase Payments Death Benefit. For a period of one year after any change of ownership involving a natural person, the death benefit will equal the Contract Value regardless of the type of death benefit that was selected. During the one-year suspension period, we will continue to calculate the Return of Purchase Payments Death Benefit; however, if any Owner dies during this period we will only pay the Contract Value as of the end of the Valuation Period during which we receive due proof of death at our Administrative Office. This means if death occurs after the one-year period has ended, we will include Purchase Payments received and withdrawals made during the one-year suspension when calculating the Return of Purchase Payments Death Benefit.

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Optional Maximum Anniversary Value Death Benefit

This death benefit is not available if you purchase the Protective Income Manager rider.

At the time of application, you may select the Maximum Anniversary Value Death Benefit if the Issue Date of the Contract is before the oldest Owner’s 76th birthday.

We will determine an anniversary value for each Contract Anniversary occurring before the earlier of the older Owner’s 80th birthday or the deceased Owner’s date of death. Each anniversary value is equal to the sum of:

•                  the Contract Value on that Contract Anniversary; plus

•                  all Purchase Payments since that Contract Anniversary; minus

•                  an adjustment for each withdrawal (including a withdrawal made under a SecurePay rider) since that Contract Anniversary.

The adjustment for each withdrawal since the relevant Contract Anniversary is the amount that reduces the Maximum Anniversary Value Death Benefit at the time of the withdrawal in the same proportion that the amount withdrawn, including any associated surrender charges, reduces the Contract Value. If the value of the Maximum Anniversary Value Death Benefit is greater than the Contract Value at the time of the withdrawal, the downward adjustment to the death benefit will be larger than the amount withdrawn.

The Maximum Anniversary Value Death Benefit will equal the greatest of (1) the Contract Value, (2) the aggregate Purchase Payments less an adjustment for each withdrawal; or (3) the greatest anniversary value attained prior to the older Owner’s 80th birthday; provided however, that the Maximum Anniversary Value Death Benefit will never be more than the Contract Value plus $1,000,000. The adjustment for each withdrawal in item (2) is the amount that reduces the Maximum Anniversary Value Death Benefit at the time of surrender in the same proportion that the amount withdrawn, including any associated surrender charges, reduces the Contract Value. If the Contract Value is lower than the Maximum Anniversary Value Death Benefit at the time of the withdrawal, the adjustment will be larger than the amount withdrawn. See Appendix A for an example of the calculation of the Maximum Anniversary Value Death Benefit.

It is possible that, at the time of an Owner’s death, the Maximum Anniversary Value Death Benefit will be no greater than the Return of Purchase Payments Death Benefit. You should consult a qualified financial advisor to carefully consider this possibility and the cost of the Maximum Anniversary Value Death Benefit before you decide whether the Maximum Anniversary Value Death Benefit is right for you.

Suspension of Maximum Anniversary Value Death Benefit. For a period of one year after any change of ownership involving a natural person, the death benefit will equal the Contract Value regardless of the type of death benefit that was selected. We will, however, continue to assess the death benefit fee during this period. During the one-year suspension period, we will continue to calculate the Maximum Anniversary Value Death Benefit; however, if any Owner dies during this period we will only pay the Contract Value as of the end of the Valuation Period during which we receive due proof of death at our Administrative Office. This means if death occurs after the one-year period has ended, we will include the Contract Value on the Contract Anniversary occurring during the one-year suspension as well as Purchase Payments received and withdrawals made during the one-year suspension when calculating the Maximum Anniversary Value Death Benefit.

Maximum Anniversary Value Death Benefit Fee

We assess a fee for the Maximum Anniversary Value Death Benefit. If you select this death benefit, you must pay a fee based on the value of the death benefit on the day the fee is assessed. This fee is assessed on a monthly basis. (See “Charges and Deductions, Death Benefit Fee.”) It is possible that this fee (or some portion thereof) could be treated for federal tax purposes as a withdrawal from the Contract. (See “Federal Tax Matters.”)

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We will then recalculate your Benefit Base on the first Contract Anniversary to equal the greatest of:

(1)  the Benefit Base on that Contract Anniversary ($90,000);

(2)  the SecurePay Anniversary Value on that Contract Anniversary ($94,000); or

(3)  the SecurePay Roll-up Value ($96,480)

We will set your Benefit Base equal to $96,480 because the SecurePay Roll-up Value is greater than the Benefit Base on that Contract Anniversary and the SecurePay Anniversary Value on that Contract Anniversary.

Note: Withdrawals could reduce your SecurePay Roll-up Value by substantially more than the actual amount of the withdrawal. For example, assume your Benefit Base at the beginning of the Contract Year is $100,000. Assuming that you do not make any additional Purchase Payments or withdrawals and assuming your Contract Value remains at 50% or more of your Benefit Base, the SecurePay Roll-up Value on the next Contract Anniversary would be $107,200 ($100,000 + $7,200 (the 7.2% “roll-up” amount)).

Assume instead, however, that during the Contract Year you make a withdrawal of $45,000 and your Contract Value at that time is $90,000 (i.e., the withdrawal is 50% of your Contract Value). Both the Benefit Base and the “roll-up” amount are also reduced by 50%, to $50,000 and $3,600, respectively. This would result in a SecurePay Roll-up Value of $53,600 on the next Contract Anniversary ($50,000 + $3,600), rather than $107,200. Thus, the $45,000 withdrawal would reduce the SecurePay Roll-up Value by more than $45,000 — it would reduce it by $53,600 ($107,200 – $53,600).

The Roll-up Period begins on the Rider Issue Date and generally lasts for ten Contract Anniversaries. The Roll-up Period will end on the next Valuation Date following the 10th Contract Anniversary on which we increase your Benefit Base to equal either the SecurePay Anniversary Value or the SecurePay Roll-up Value. This means that when determining the 10 Contract Anniversaries that make up your Roll-up Period, we will not count Contract Anniversaries on which your Benefit Base does not increase.

However, your Roll-up Period will end sooner — on either the Benefit Election Date or the date the SecurePay R72 rider terminates (see “Terminating the SecurePay Riders”) — if either of these dates occur while your Roll-up Period is in effect. If the Roll-up Period ends, the SecurePay R72 rider may not terminate. We will continue to assess the SecurePay Fee for the SecurePay R72 rider until the SecurePay R72 rider terminates. Also, we will only include the SecurePay Roll-up Value when calculating your Benefit Base while the Roll-up Period is in effect.

Note: This means that if the Roll-up Period ends because you have established the Benefit Election Date, we will still continue to assess the SecurePay Fee until termination of the SecurePay R72 Rider. We also will assess the SecurePay Fee during times when the Roll-up Period has expired.

Note: Once you establish your Benefit Election Date, you will no longer receive any additional value from the SecurePay R72 rider. On the other hand, delaying the Benefit Election Date may limit the time during which you may take SecurePay Withdrawals, due to life expectancy. See “Beginning Your SecurePay Withdrawals.” You should carefully weigh the advantages of the SecurePay R72 rider with the disadvantages of delaying taking SecurePay Withdrawals.

Calculating the Benefit Base On or After the Benefit Election Date

We continue calculating the Benefit Base after the Benefit Election Date in the same manner as we did prior to the Benefit Election Date, except withdrawals are treated differently. The effect of a withdrawal on the Benefit Base depends on whether the withdrawal is a SecurePay Withdrawal or an Excess Withdrawal. An

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than your Benefit Base ($100,000). We will therefore reduce your Benefit Base by the Excess Withdrawal and your new Benefit Base will be $99,000 ($100,000 – $1,000).

However, if in the example above your Contract Value is $70,000 then rule (b) applies. In this case, we determine the reduction in your Benefit Base first by determining the proportion that the Excess Withdrawal bears to the Contract Value less SecurePay Withdrawal. We calculate this by dividing the $1,000 Excess Withdrawal by the Contract Value less the $2,000 SecurePay Withdrawal ($1,000 ÷ ($70,000 – $2,000) = 1.4706%). We will then apply this same percentage to reduce your Benefit Base. Thus your new Benefit Base will be equal to $98,529 ($100,000 – ($100,000 * 0.014706)).

The examples above do not include the effect of any surrender charges that may be applicable.

We will recalculate the Annual Withdrawal Amount on the next Contract Anniversary by multiplying the Benefit Base on that date by the Maximum Withdrawal Percentage. We also will apply a surrender charge to the Excess Withdrawal, if a surrender charge would otherwise be applicable.

Reduction of Contract Value to Zero

If the Contract Value is reduced to zero due to the deduction of fees or a SecurePay Withdrawal, the Contract will terminate and we will settle the benefit under your SecurePay rider as follows:

•                  We will pay the remaining AWA not yet withdrawn in the current Contract Year, if any, in a lump sum;

•                  We will establish an Annuity Date that is the Contract Anniversary following the date of the transaction that reduced the Contract Value to zero; and

•                  On the Annuity Date we will pay a monthly payment equal to the AWA divided by 12 until the death of the Owner, or if the rider covers two spouses, the death of the second spouse. Please note that we may accept different payment intervals.

If you request a surrender and your Contract Value at the time of the request is less than your remaining AWA for that Contract Year, we will pay you a lump sum equal to such remaining AWA.

If your Contract Value reduces to zero due to an Excess Withdrawal, we will terminate your Contract and the SecurePay rider. You will not be entitled to receive any further benefits under the SecurePay rider.

As with any distribution from the Contract, there may be tax consequences. In this regard, we intend to treat any amounts that you receive before the Annuity Date is established as described above and that are in the form of SecurePay Withdrawals as withdrawals. We intend to treat any amounts that you receive after the Annuity Date is established as described above and that are a settlement of the benefit under your SecurePay rider as annuity payments for tax purposes. See “TAXATION OF ANNUITIES IN GENERAL.”

Benefit Available on Maximum Annuity Date (oldest Owner’s or Annuitant’s 95th birthday)

You must annuitize the Contract no later than the oldest Owner’s or Annuitant’s 95th birthday (“Maximum Annuity Date”). Either SecurePay rider will terminate on the Annuity Date, whether or not you have begun your SecurePay Withdrawals.

If your SecurePay rider is in effect on the Maximum Annuity Date, in addition to the other Annuity Options available to you under your Contract, one of your Annuity Options will be to receive monthly annuity payments equal to the AWA divided by 12 for the life of the Covered Person (or the last surviving Covered Person if Joint Life Coverage was selected). If you do not select an Annuity Option, your monthly annuity payments will be the greater of (i) the AWA divided by 12 or (ii) payments based upon the Contract Value for the life of the Annuitant with a 10-year Certain Period. We must receive written notification of your election of such annuity payments at least three days but no earlier than 90 days before the Maximum Annuity Date. For more information regarding Annuity Options, including Certain Period options, see ANNUITY PAYMENTS, Annuity Options.

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SecurePay Fee

We deduct a fee for each SecurePay rider that compensates us for the costs and risks we assume in providing this benefit. This SecurePay Fee is a percentage of the Benefit Base. We deduct this fee from your Contract Value on the Valuation Date that occurs after each Valuation Period containing a Monthly Anniversary Date. The SecurePay Fee is deducted from the Sub-Accounts of the Variable Account only; it is not deducted from the assets in the DCA Account. Accordingly, you must have transferred some assets from your DCA Account to Sub-Accounts in accordance with our Allocation Guidelines and Restrictions before the fee is charged.

The SecurePay Fee will vary depending on when you purchase the rider and which rider you purchase.

	Maximum	Current
Purchase of SecurePay rider at time of Contract Purchase	1.20%	0.60%
Purchase of SecurePay rider under RightTime® option	1.40%	0.70%
Purchase of SecurePay R72 rider at time of Contract Purchase	2.00%	1.00%
Purchase of SecurePay R72 rider under RightTime® option	2.20%	1.10%

We may increase the SecurePay Fee. However, we will not increase the SecurePay Fee above the maximum amounts listed in the tables above.

If we increase the SecurePay Fee, we will give you at least 30 days’ notice prior to the increase. You may elect not to pay the increase in your SecurePay Fee. If you elect not to pay the increased SecurePay Fee, your SecurePay rider will not terminate, but your Benefit Base will be capped at its then current value and you will give up the opportunity for any future increases in the Benefit Base if your Contract Value exceeds your Benefit Base on subsequent Contract Anniversaries. You will continue to be assessed your current SecurePay Fee. If you purchased the SecurePay R72 rider, we also will no longer calculate the SecurePay Roll-up Value when determining your Benefit Base if you elect not to pay the increase in your SecurePay Fee. You will continue to be assessed your current SecurePay Fee, even though you will no longer be entitled to additional SecurePay Roll-up Values. See “SecurePay R72 Rider.”

Terminating the SecurePay Riders

Both the SecurePay and the SecurePay R72 rider will terminate upon the earliest of:

•           the Valuation Date you terminate your SecurePay rider (permitted after the rider has been in effect for at least ten years);

•           the Valuation Date the Contract is surrendered or terminated;

•           the Valuation Date your Contract Value reduces to zero due to an Excess Withdrawal;

•           the Valuation Date your Contract Value reduces to zero due to poor Sub-Account performance, the deduction of fees, and/or a SecurePay Withdrawal (subject to our obligation to make monthly payments to you, as set forth above under “Reduction of Contract Value to Zero”);

•           the Valuation Date on or after the Benefit Election Date we receive instructions from you that results in a change in Covered Person(s);

•           for a SecurePay rider with one Covered Person, the date of the Covered Person’s death before the Annuity Date (even if the surviving spouse of the deceased Covered Person elects to continue the Contract);

•           for a SecurePay rider with two Covered Persons, the date of death of the last surviving Covered Person before the Annuity Date;

•           the Annuity Date (subject to any obligation we may have to make monthly payments to you under the rider, as set forth above under “Benefit Available on Maximum Annuity Date (Oldest Owner’s or Annuitant’s 95th Birthday)”); or

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•           the Valuation Date we receive instructions that are not in compliance with our Allocation Guidelines and Restrictions for Protected Lifetime Income Benefits.

Deduction of the monthly fee for the SecurePay rider ceases upon termination. We will not refund the SecurePay fees you have paid if your SecurePay rider terminates for any reason. If your SecurePay rider terminates, you may not reinstate it or purchase a new rider except as described below under “Reinstating Your SecurePay Rider Within 30 Days of Termination” and “Purchasing a New SecurePay Rider after Termination of the Prior SecurePay Rider.”

Spousal Continuation

If the Benefit Election indicates Single Life Coverage and the SecurePay rider terminates due to the death of the Covered Person following the Benefit Election Date and the surviving spouse elects to continue the Contract and become the new Owner, the surviving spouse may also exercise the RightTime® option immediately (if it is available at that time) and purchase a new SecurePay rider. We will waive the 5-year waiting period. The surviving spouse’s benefit under the SecurePay rider will be subject to the terms and conditions of the rider in effect at that time. See “Purchasing a New SecurePay Rider after Termination of the Prior SecurePay Rider.”

If the SecurePay Benefit Election indicates Joint Life Coverage (see “Selecting Your Coverage Option”), and the surviving spouse elects to continue the Contract and the SecurePay rider, the Annual Withdrawal Amount remains the same until the next Contract Anniversary. On the next Contract Anniversary, the Benefit Base will be the greater of the Contract Value (which will reflect the addition of the Death Benefit) or the current Benefit Base and we will recalculate the Annual Withdrawal Amount, if necessary, using the Maximum Withdrawal Percentage associated with Joint Life Coverage.

Reinstating Your SecurePay Rider Within 30 Days of Termination

If your SecurePay rider terminated due to a Prohibited Allocation instruction (see “Allocation Guidelines and Restrictions for Protected Lifetime Income Benefits”) and you made no additional Purchase Payment after the termination, you may request that we reinstate the rider.

Your written reinstatement request must correct the previous Prohibited Allocation instruction by either directing us to allocate your Contract Value in accordance with our Allocation Guidelines and Restrictions and/or resume portfolio rebalancing. We must receive your written reinstatement request within 30 days of the date the rider terminated. The reinstated rider will have the same terms and conditions, including the same SecurePay Rider Issue Date, Benefit Base, AWA, SecurePay Fee and, if applicable, Maximum Withdrawal Percentage, as it had prior to termination.

Purchasing a New SecurePay Rider after Termination of the Prior SecurePay Rider

If your SecurePay rider has terminated, you may exercise the RightTime® option and purchase a new SecurePay rider before the Annuity Date if five years have passed since the termination of the prior SecurePay rider. We do not require a five-year waiting period, however, if your prior SecurePay rider terminated because of the death or change of a Covered Person during the Benefit Period.

If all the conditions to purchase a new SecurePay rider have been met, we will issue the rider upon our receipt of your written request to exercise the RightTime® option. The new rider will be subject to the terms and conditions of the SecurePay rider in effect at the time it is issued. This means:

•           The initial Benefit Base will be equal to the Contract Value as of the new Rider Issue Date.

•           We will impose the current SecurePay Fee in effect on the new Rider Issue Date.

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•           We will continue to recalculate your Optimal Withdrawal Amount on each Contract Anniversary until the earlier of the death of the Covered Person (or last surviving Covered Person if Joint Life Coverage was selected) or the Maximum Annuity Date. As described above under “Determining your Optimal Withdrawal Amount,” your Optimal Withdrawal Amount on each Contract Anniversary is equal to your Contract Value multiplied by the Protective Income Manager Payment Factor, and will always be at least the greater of: (a) 90% of your Optimal Withdrawal Amount for the prior Contract Year; or (b) your initial Optimal Withdrawal Amount (or your Optimal Withdrawal Amount as of the most recent Reset Date, if applicable). Because your Contract Value will be zero, this means your Optimal Withdrawal Amount will decrease by 10% each Contract Year, but will never drop below your initial Optimal Withdrawal Amount (or your Optimal Withdrawal Amount as of the most recent Reset Date, if applicable).

•           If a Covered Person (or last surviving Covered Person if Joint Life Coverage was selected) is alive on the Maximum Annuity Date, then you will begin receiving Protected Lifetime Payments as described below under “Protected Lifetime Payments Available on Maximum Annuity Date (Oldest Owner’s or Annuitant’s 95th Birthday).”

•           If Single Life Coverage was selected and the Covered Person dies, no further payments (i.e., the Optimal Withdrawal Amount or the Protected Lifetime Payment Amount, as applicable) are payable. If Joint Life Coverage was selected and one Covered Person dies, the remaining payments (i.e., the Optimal Withdrawal Amount or the Protected Lifetime Payment Amount, as applicable) will be made at least as rapidly as they were made prior to the death of the first Covered Person.

If you request a surrender and your Contract Value at the time of the request is less than your remaining Optimal Withdrawal Amount for that Contract Year, we will pay you a lump sum equal to such remaining Optimal Withdrawal Amount. As with any distribution from the Contract, there may be tax consequences. In this regard, we intend to treat any amounts that you receive after the Contract Value is reduced to zero due to poor Sub-Account performance, the deduction of fees, and/or a Protective Income Manager Withdrawal as annuity payments for tax purposes. See “TAXATION OF ANNUITIES IN GENERAL.”

If your Contract Value reduces to zero due to an Excess Withdrawal, we will terminate your Contract and the Protective Income Manager rider. You will not be entitled to receive any further benefits under the Protective Income Manager rider.

Protected Lifetime Payments Available on Maximum Annuity Date (Oldest Owner’s or Annuitant’s 95th Birthday)

The Protective Income Manager rider will terminate on the Annuity Date, whether or not you have begun your Protective Income Manager Withdrawals. You must annuitize the Contract no later than the Maximum Annuity Date.

If your Protective Income Manager rider is in effect on the Maximum Annuity Date, then you may select one of the Annuity Options available to you under your Contract (see “ANNUITY PAYMENTS, Annuity Options”) or the Protective Income Manager rider’s Protected Lifetime Payment Annuity Option. This option provides fixed monthly annuity payments for the life of the Covered Person (or last surviving Covered Person if Joint Life Coverage was selected), as follows:

1.        If no Reset Date has occurred under the Protective Income Manager rider, then each Protected Lifetime Payment will be equal to your initial Optimal Withdrawal Amount divided by 12.

2.        If any Reset Date has occurred under the Protective Income Manager rider because you have taken one or more Excess Withdrawals, then each Protected Lifetime Payment will be equal to the lesser of: (a) your initial Optimal Withdrawal Amount, divided by 12; or (b) the Optimal Withdrawal Amount calculated on the most recent Reset Date, divided by 12.

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we will not reduce any free surrender amount available under the Contract, and we will not treat the deduction as an Excess Withdrawal under the rider.

We reserve the right to increase the Protective Income Manager fee, but it will never exceed 2.20% (if purchased under our RightTime® option) or 2.00% (if purchased at time of Contract issue) on an annual basis. If we increase the Protective Income Manager fee, we will give you at least 30 days’ notice prior to the increase. You may elect not to pay the increase in your Protective Income Manager fee. We must receive your Written Notice declining the increase before the end of the Valuation Period during which the new Protective Income Manager fee becomes effective. If you elect not to pay an increase in your Protective Income Manager Fee, then we will “lock in” your most recent Protective Income Manager Payment Factor and will use this factor when we calculate your Optimal Withdrawal Amount on all future Contract Anniversaries. Your Protective Income Manager Payment Factor will never change, even if there is a Reset following the date you elect not to pay the fee increase. This could ultimately mean a significant reduction in your future Optimal Withdrawal Amount because the Protective Income Manager Payment Factors are designed to increase each year. You should carefully consider whether or not it is in your best interest to decline an increase in the Protective Income Manager fee.

Terminating the Protective Income Manager Rider

We will terminate the Protective Income Manager rider upon the earliest of:

•           the Valuation Date you terminate the Protective Income Manager rider (permitted after the Protective Income Manager rider has been in effect for at least ten years);

•           the Valuation Date the Contract is surrendered or terminated;

•           the Valuation Date your Contract Value reduces to zero due to an Excess Withdrawal;

•           the Valuation Date your Contract Value reduces to zero due to poor Sub-Account performance, the deduction of fees, and/or a Protective Income Manager Withdrawal (subject to our obligation to make monthly payments to you, as set forth above under “Reduction of Contract Value to Zero”);

•           the Valuation Date we receive instructions from you that results in a change in Covered Person(s);

•           for a Protective Income Manager rider with one Covered Person, the date of the Covered Person’s death before the Annuity Date (even if the surviving spouse of the deceased Covered Person elects to continue the Contract);

•           for a Protective Income Manager rider with two Covered Persons, the date of death of the last surviving Covered Person before the Annuity Date;

•           the Annuity Date (subject to any obligation we may have to make Protected Lifetime Payments to you, as set forth above under “Protected Lifetime Payments Available on Maximum Annuity Date (Oldest Owner’s or Annuitant’s 95th Birthday)”); or

•           the Valuation Date we receive instructions that are not in compliance with our Allocation Guidelines and Restrictions for Protected Lifetime Income Benefits.

Deduction of the monthly fee for the Protective Income Manager rider ceases upon termination. We will not refund the Protective Income Manager fees you have paid if the Protective Income Manager rider terminates for any reason. If the Protective Income Manager rider terminates, you may not reinstate it or purchase a new rider except as described below under “Reinstating the Protective Income Manager rider within 30 Days of Termination.”

Reinstating the Protective Income Manager rider within 30 Days of Termination

If your Protective Income Manager rider terminated due to a Prohibited Allocation instruction (see “Allocation Guidelines and Restrictions for Protected Lifetime Income Benefits”), you may request that we reinstate the rider.

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CHARGES AND DEDUCTIONS

Surrender Charge (Contingent Deferred Sales Charge) (not applicable to C Series)

General

We do not deduct a surrender charge for C Series Contracts.

We do not deduct any charge for sales expenses from Purchase Payments at the time you make them. However, within certain time limits described below, we deduct a surrender charge (contingent deferred sales charge) from the Contract Value of L Series and B Series Contracts when you make a surrender or withdrawal before the Annuity Date or when you fully or partially surrender your Contract for a commuted value while variable income payments under Annuity Option A (payments for a certain period) are being made. (See “Annuitization, Annuity Date.”). We do not apply the surrender charge to the payment of a death benefit or when we apply your Annuity Value to an Annuity Option.

The surrender charge reimburses us for expenses related to sales and distribution of the Contract, including commissions, marketing materials, and other promotional expenses. In the event surrender charges are not sufficient to cover sales expenses, we will bear the loss; conversely, if the amount of such charges provides more than enough to cover such expenses, we will retain the excess. Protective Life does not currently believe that the surrender charges imposed will cover the expected costs of distributing the Contracts. Any shortfall will be made up from Protective Life’s general assets, which may include amounts derived from the mortality and expense risk charge.

If you elect a SecurePay rider, we impose a surrender charge on Excess Withdrawals but not on SecurePay Withdrawals. If you elect the Protective Income Manager rider, we impose a surrender charge on Excess Withdrawals but not on Protective Income Manager Withdrawals. (See “Protected Lifetime Income Benefits.”)

Free Withdrawal Amount

Each Contract Year you may withdraw a specified amount, called the “free withdrawal amount”, from your Contract without incurring a surrender charge. During the first Contract Year the free withdrawal amount is equal to 10% of your initial Purchase Payment. In any subsequent Contract Year the free withdrawal amount is equal to the greatest of: (1) the earnings in your Contract as of the prior Contract Anniversary; (2) 10% of your cumulative Purchase Payments as of the prior Contract Anniversary; or (3) 10% of the Contract Value as of the prior Contract Anniversary. For the purpose of determining the free withdrawal amount, earnings equal the Contract Value minus the Purchase Payments not previously assessed with a surrender charge, both measured as of the Contract Anniversary for which values are being determined. Withdrawals in excess of the free withdrawal amount in any Contract Year may be subject to surrender charges. Withdrawals, including withdrawals of the free withdrawal amount, may be subject to income taxation and may be subject to a 10% federal penalty tax if taken before the Owner reaches age 59 1/2. (See “Taxation of Annuities in General, Taxation of Withdrawals and Surrenders.”)

If you elect a SecurePay rider, we count SecurePay Withdrawals and Excess Withdrawals when determining the free withdrawal amount. If you elect the Protective Income Manager rider, we count Protective Income Manager Withdrawals and Excess Withdrawals when determining the free withdrawal amount. (See “Protected Lifetime Income Benefits.”)

Determining the Surrender Charge

We calculate the surrender charge in the following manner:

1.        We deduct any available free withdrawal amount from the requested withdrawal amount;

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2.        We allocate any withdrawal amount in excess of any free withdrawal amount to Purchase Payments (or portions of Purchase Payments) not previously assessed a surrender charge on a “first-in, first-out” (FIFO) basis; and

3.        If there is still a portion of the withdrawal amount that has not been allocated (which may occur if the amount withdrawn exceeds the free withdrawal amount plus Purchase Payments not previously assessed a surrender charge, for example, if there has been gain in the Contract Value since the previous Contract Anniversary), then we will allocate this remaining amount pro-rata to such Purchase Payments.

The surrender charge is the total of each of these allocated amounts multiplied by its applicable surrender charge percentage, as shown below. If, at the time of withdrawal, all Purchase Payments have already been withdrawn from the Contract, then we will apply the surrender charge percentage associated with the most recent Purchase Payment we accepted to the amount withdrawn (in excess of any free withdrawal amount).

Number of Full Years Elapsed Between the Date Purchase Payment was Accepted and the Date of Surrender	L Series	B Series
0	7.0%	7.0%
1	7.0%	6.0%
2	6.0%	6.0%
3	6.0%	5.0%
4	0%	4.0%
5	0%	3.0%
6	0%	2.0%
7+	0%	0%

Refer to Appendix B for an example of how the surrender charge is calculated.

We will monitor the amount of the surrender charge we assess such that the amount of any surrender charge we impose, when added to any surrender charge previously paid on the Contract, will not exceed nine percent (9%) of aggregate Purchase Payments made to date for your Contract.

Deduction of the Surrender Charge on Withdrawals

We will deduct the surrender charge associated with a withdrawal either from the amount withdrawn (a “gross” withdrawal) or from your remaining Contract Value (a “net” withdrawal), based on your instructions.

•           In a “gross” withdrawal, you request a specific withdrawal amount, and we reduce that amount by the amount of the surrender charge. Therefore, you will receive less than the dollar amount of the withdrawal you requested.

•           In a “net” withdrawal, you request a specific withdrawal amount, and we deduct the surrender charge from your remaining Contract Value by withdrawing the charge from the Investment Options in which you invest in the same proportion as the withdrawal upon which the charge is assessed. Therefore, we will deduct a larger amount from your Contract Value than the withdrawal amount you specified.

If you choose to have us withhold for taxes, we will reduce the amount we pay you by the amount we withhold.

If you do not indicate whether you would like a “gross” or a “net” withdrawal when you submit your withdrawal request, then we will process your withdrawal request as a gross withdrawal.

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APPENDIX B

EXAMPLE OF SURRENDER CHARGE CALCULATION (L Series and B Series only)

The purpose of the following example is to illustrate the surrender charges under L Series and B Series Contracts. The example is based on hypothetical Contract Values and transactions and assumes hypothetical positive and negative investment performance of the Variable Account. The example is not representative of past or future performance and is not intended to project or predict future investment results. There is, of course, no assurance that the Variable Account will experience positive investment performance. Actual results may be higher or lower.

Within certain time limits, we deduct a surrender charge from your Contract Value when you make a surrender or withdrawal before the Annuity Date or when you fully or partially surrender your Contract for a commuted value while variable income payments under Annuity Option A (payments for a certain period) are being made. We do not apply the surrender charge to the payment of a death benefit or when we apply your Annuity Value to an Annuity Option.

Each Contract Year you may withdraw a specified amount, called the “free withdrawal amount”, from your Contract without incurring a surrender charge. During the first Contract Year the free withdrawal amount is equal to 10% of your initial Purchase Payment. In any subsequent Contract Year the free withdrawal amount is equal to the greatest of: (1) the earnings in your Contract as of the prior Contract Anniversary; (2) 10% of your cumulative Purchase Payments as of the prior Contract Anniversary; or (3) 10% of the Contract Value as of the prior Contract Anniversary. For the purpose of determining the free withdrawal amount, earnings equal the Contract Value minus the Purchase Payments not previously assessed with a surrender charge, both measured as of the Contract Anniversary for which values are being determined. Withdrawals in excess of the free withdrawal amount in any Contract Year may be subject to surrender charges. If you elect a SecurePay rider, we count SecurePay Withdrawals and Excess Withdrawals when determining the free withdrawal amount. If you elect the Protective Income Manager, we count Protective Income Manager Withdrawals and Excess Withdrawals when determining the free withdrawal amount. (See “Protected Lifetime Income Benefits.”)

Surrender charges are applied to Contract Value surrendered under L Series and B Series Contracts according to the table below:

Number of Full Years Elapsed Between the Date Purchase Payment was Accepted and the Date of Surrender	L Series	B Series
0	7.0%	7.0%
1	7.0%	6.0%
2	6.0%	6.0%
3	6.0%	5.0%
4	0%	4.0%
5	0%	3.0%
6	0%	2.0%
7+	0%	0%

L Series:

Assume an initial Purchase Payment of $100,000 is made on the Issue Date (1/1/2001), followed by subsequent Purchase Payments of $50,000 (paid 5/1/2002) and $35,000 (paid 8/1/2003). On the second Contract Anniversary (1/1/2003), assume the Contract Value is $145,000. A partial withdrawal request for $25,000 is received on 10/31/2003.

On the third Contract Anniversary, assume the Contract Value equals $170,000. Assume that a full surrender is received on 12/17/2004 when the Contract Value equals $228,500.

First note that surrender charges can never exceed 9% of aggregate Purchase Payments, which in this case is $16,650.

B-1

The following table outlines the steps we take to determine the surrender charge for the $25,000 withdrawal and for the $228,500 full surrender:

Step	$25,000 Withdrawal	$228,500 Full Surrender

(i) Determination of free withdrawal amount – greatest of

(1) Earnings in your Contract as of the prior Contract Anniversary

(2) 10% of your cumulative Purchase Payments as of the prior Contract Anniversary

(3) 10% of the Contract Value as of the prior Contract Anniversary.

Greatest of:

(1) Earnings = Contract Value – total Net Purchase Payments*

Earnings = $145,000 – $150,000 = –$5,000

(2) 10% * $150,000 = $15,000

(3) 10% * $145,000 = $14,500

Greatest value is (2), or $15,000

Greatest of:

(1) Earnings = Contract Value – total Net Purchase Payments* = $170,000 – ($185,000 – $10,000) = –$5,000

(2) 10% * $185,000 = $18,500

(3) 10% * $170,000 = $17,000

Greatest value is (2), or $18,500

(ii) Amount subject to surrender charge Requested amount less amount from step (i)	$25,000 – $15,000 = $10,000	$228,500 – $18,500 = $210,000

B-2

Step	$25,000 Withdrawal	$228,500 Full Surrender
(iii) Applicable surrender charge percentage based on the number of full years that have passed NOTE: Withdrawals come from earliest Purchase Payment first (FIFO)	• $10,000 withdrawal taken from initial $100,000 Purchase Payment • Only 2 full years have passed since that Purchase Payment Surrender charge = 6%

•      Since $10,000 has already been withdrawn from the initial Purchase Payment, $90,000 is allocated to the initial Purchase Payment

•      Only 3 full years have passed since the Purchase Payment

Surrender charge = 6%

•      Since the second Purchase Payment was $50,000, the entire $50,000 is allocated to the second Purchase Payment

•      Only 2 full years have passed since the second Purchase Payment

Surrender charge = 6%

•      Since the third Purchase Payment was $35,000, the entire $35,000 is allocated to the third Purchase Payment

•      Only 1 full year has passed since that Purchase Payment

Surrender charge percentage = 7%

•      Allocating the surrender amount to the three Purchase Payments covers only $175,000 of the eligible $210,000. So the remaining $35,000 must be allocated on a pro-rata basis to the remaining Purchase Payments:

•      $35,000 * ($90,000 / $175,000) = $18,000 — The first Purchase Payment has $108,000 ($90,000 + $18,000) allocated to it

•      $35,000 * ($50,000 / $175,000) = $10,000 — The second Purchase Payment has $60,000 ($50,000 + $10,000) allocated to it

•      $35,000 * ($35,000 / $175,000) = $7,000 — The third Purchase Payment has $42,000 ($35,000 + $7,000) allocated to it

B-3

Step	$25,000 Withdrawal	$228,500 Full Surrender
(iv) Surrender charge Step (ii) multiplied by step (iii)	$10,000 * 6% = $600	$108,000 * 6% = $6,480 $60,000 * 6% = $3,600 $42,000 * 7% = $2,940 $6,480 + $3,600 + $2,940 = $13,020

*  For the purposes of this illustration, “Net Purchase Payment” means total Purchase Payments less total withdrawals.

B Series:

Assume an initial Purchase Payment of $50,000 is made on the Issue Date (1/1/2001), followed by subsequent Purchase Payments of $50,000 (paid 5/1/2002) and $50,000 (paid 8/1/2003). On the second Contract Anniversary (1/1/2003), assume the Contract Value equals $130,000.

A partial withdrawal request for $43,000 is received on 10/31/2003.

On the third Contract Anniversary (1/1/2004), assume the Contract Value equals $121,000. Assume that a full surrender is received on 12/17/2004 when the Contract Value equals $165,000. First note that surrender charges can never exceed 9% of aggregate Purchase Payments, which in this case is $16,650.

The following table outlines the steps we take to determine the surrender charge for the $43,000 withdrawal and for the $165,000 full surrender:

Step	$43,000 Withdrawal	$165,000 Full Surrender

(i)    Determination of free withdrawal amount — greatest of

(1)   Earnings in your Contract as of the prior Contract Anniversary

(2)   10% of your cumulative Purchase Payments as of the prior Contract Anniversary

(3)   10% of the Contract Value as of the prior Contract Anniversary.

Greatest of:

(1)   Earnings = Contract Value — total Net Purchase Payments*

Earnings = $130,000 – $125,000 = $5,000

(2)   10% * $125,000 = $12,500

(3)   10% * $130,000 = $13,000

Greatest value is (3), or $13,000

Greatest of:

(1)   Earnings = Contract Value — total Net Purchase Payments*

Earnings = $121,000 – ($150,000 – $30,000) = $1,000

(2)   10% * $150,000 = $15,000

(3)   10% * $121,000 = $12,100

Greatest value is (2), or $15,000

(ii) Amount subject to surrender charge = Requested amount less amount from step (i)	$43,000 – $13,000 = $30,000	$165,000 – $15,000 = $150,000

B-4

Step	$43,000 Withdrawal	$165,000 Full Surrender
(iii) Applicable surrender charge percentage based on the number of full years that have passed NOTE: Withdrawals come from earliest Purchase Payment first (FIFO)	• $30,000 withdrawal comes from $50,000 Purchase Payment • Only 2 full years have passed since Purchase Payment Surrender charge = 6%

•      Since $30,000 has already been withdrawn from the initial Purchase Payment $20,000 is allocated to the initial Purchase Payment

•      Only 3 full years have passed since the first Purchase Payment

Surrender charge = 5%

•      Since the second Purchase Payment was $50,000, the entire $50,000 is allocated to the second Purchase Payment

•      Only 2 full years have passed since the second Purchase Payment

Surrender charge = 6%

•      Since the third Purchase Payment was $50,000, the entire $50,000 is allocated to the third Purchase Payment

•      Only 1 full year has passed since the third Purchase Payment

Surrender charge = 6%

•      Allocating the surrender amount to the three Purchase Payments covers only $120,000 of the eligible $150,000. So the remaining $30,000 must be allocated on a pro-rata basis to the remaining Purchase Payments:

•      $30,000 * ($20,000 / $120,000) = $5,000 (The first Purchase Payment has $25,000 ($20,000 + $5,000) allocated to it)

•      $30,000 * ($50,000 / $120,000) = $12,500 (The second Purchase Payment has $62,500 ($50,000 + $12,500) allocated to it)

•      $30,000 * ($50,000 / $120,000) = $12,500 (The third Purchase Payment has $62,500 ($50,000 + $12,500) allocated to it)

B-5

Step	$43,000 Withdrawal	$165,000 Full Surrender
(iv) Surrender charge = amount(s) from step (ii) multiplied by amount(s) from step (iii)	$30,000 * 6% = $1,800	$25,000 * 5% = $1,250 $62,500 * 6% = $3,750 $62,500 * 6% = $3,750 $1,250 + $3,750 + $3,750 = $8,750

*  For the purposes of this illustration, “Net Purchase Payments” means the total Purchase Payments less total withdrawals.

B-6

APPENDIX H

EXAMPLE OF ALLOCATION ADJUSTMENT PROGRAM

The purpose of this example is to demonstrate the operation of the Allocation Adjustment Program. All Owners who purchase the Protective Income Manager rider or either of the SecurePay riders must participate in the Allocation Adjustment Program. The example is based on hypothetical Contract Values and transactions and assumes hypothetical positive and negative investment performance of the Variable Account. The example is not representative of past or future performance and is not intended to project or predict performance. There is, of course, no assurance that the Variable Account will experience positive investment performance.

Under the Allocation Adjustment, if, on any Monthly Anniversary Date after the first Contract Anniversary, the Accumulation Unit value of a Sub-Account in Category 2 or 3 of the Allocation by Investment Category guidelines drops below its 12-month Simple Moving Average (“SMA”), the Sub-Account will be temporarily “restricted” from allocations of Purchase Payments and Contract Value and we will transfer all existing Contract Value in the Sub-Account to the Oppenheimer Money Fund Sub-Account.

Contract Month	Accumulation Unit Value	SMA12(A)		Is Sub-Account 1 Restricted?(B)		Hypothetical Contract Value in Sub-Account 1(C)	Hypothetical Contract Value in Money Fund Sub-Account(D)
12	6.17	6.16				10,000
13	6.24	6.17		No	(E)	10,089
14	5.76	6.14		Yes		—	9,282	(F)
15	5.41	6.09		Yes			9,286
16	5.35	6.03		Yes			9,290
17	4.53	5.87		Yes			9,294
18	3.73	5.62		Yes			9,298
19	2.94	5.33		Yes			9,302
20	3.33	5.08		Yes			9,305
21	3.15	4.85		Yes			9,309
22	2.98	4.62		Yes			9,313
23	3.29	4.41		Yes			9,317
24	3.81	4.21		Yes			9,321
25	4.19	4.04	(G)	No	(H)	9,325

(A)     SMA12 is the sum of the 12 most recent Monthly Anniversary Dates Accumulation Unit values divided by 12.

(B)      Once we calculate a Sub-Account’s SMA on a Monthly Anniversary Date, we then compare that SMA to the Sub-Account’s current Accumulation Unit value on that Monthly Anniversary Date. If the Sub-Account’s current Accumulation Unit value is equal to or less than the Sub-Account’s SMA over the most recent 12 Monthly Anniversary Dates, then we will consider the Sub-Account to be restricted.

(C)      $10,000 of the initial Purchase Payment is allocated to the hypothetical Sub-Account 1.

(D)      If a Sub-Account becomes restricted, as described in (B), we transfer the Contract Value in that Sub-Account to the Money Fund Sub-Account, until the Sub-Account is no longer restricted.

(E)      At the end of the first contract month after the first Contract Anniversary 1, the Accumulation Unit value of Sub-Account 1 (6.24) is greater than SMA12 (6.17). Therefore, Sub-Account 1 is not restricted.

(F)      At the end of contract month 14, the Accumulation Unit value of Sub-Account 1 (5.76) is less than or equal to SMA12 (6.14). Therefore, Sub-Account 1 is restricted and the entire allocation in Sub-Account 1 ($9,282) is transferred to the Money Sub-Account.

(G)      Calculation of SMA12 (4.19 + 3.81 + 3.29 + 2.98 + 3.15 + 3.33 + 2.94 + 3.73 + 4.53 + 5.35 + 5.41 + 5.76)/12 = 4.04.

(H)      At the end of contract month 25, the Accumulation Unit value of Sub-Account 1 (4.19) is greater than SMA12 (4.04). Therefore, Sub-Account 1 is no longer restricted and the entire allocation in the Money Fund Sub-Account is re-allocated back to Sub-Account 1.

H-1

Protective Variable Annuity L Series (“L Series”) Protective Variable Annuity B Series (“B Series”) Protective Variable Annuity C Series (“C Series”)	Protective Life Insurance Company Protective Variable Annuity Separate Account P.O. Box 10648 Birmingham, Alabama 35202-0648 Telephone: 1-800-456-6330 www.protective.com

This Prospectus describes three different classes of an individual flexible premium deferred variable and fixed annuity contract offered by Protective Life Insurance Company (the “Contract”). We sometimes refer to each class by its specific name (e.g., the “L Series”). Each class has different charges, fees and features that may be appropriate for you based on your financial situation, your age and how you intend to use the Contract. The Contract is designed for investors who desire to accumulate capital on a tax deferred basis for retirement or other long term investment purpose. It may be purchased on a non-qualified basis or for use with certain qualified retirement plans.

You generally may allocate your investment in the Contract among the Guaranteed Account (if it is available when you purchase your Contract) and the Sub-Accounts of the Protective Variable Annuity Separate Account. If you purchase a SecurePay rider or the Protective Income Manager rider, your options for allocating Purchase Payments and Contract Value will be restricted. (See “Protected Lifetime Income Benefits.”) The Sub-Accounts invest in the following Funds:

AIM Variable Insurance Funds (Invesco Variable Insurance Funds)

Invesco Van Kampen V.I. Comstock Fund, Series II

Invesco Van Kampen V.I. Equity and Income Fund, Series II

Invesco V.I. Balanced Risk Allocation Fund, Series II

Invesco V.I. Government Securities Fund, Series II

Invesco Van Kampen V.I. Growth and Income Fund, Series II

Invesco Van Kampen V.I. Mid Cap Growth Fund, Series II

Invesco Van Kampen V.I. US Mid Cap Value Fund, Series II

Fidelity® Variable Insurance Products

VIP Contrafund® Portfolio-SC2

VIP Index 500-SC2

VIP Investment Grade Bond Portfolio-SC2

VIP MidCap Portfolio-SC2

Franklin Templeton Variable Insurance Products Trust

Franklin Flex Cap Growth Securities Fund, Class 2

Franklin Income Securities Fund, Class 2

Franklin Rising Dividends Securities Fund, Class 2

Franklin Small Cap Value Securities Fund, Class 2

Franklin Small-MidCap Growth Securities Fund, Class 2

Franklin U.S. Government Fund, Class 2

Mutual Shares Securities Fund, Class 2

Templeton Foreign Securities Fund, Class 2

Templeton Global Bond Securities Fund, Class 2

Templeton Growth Securities Fund, Class 2

Goldman Sachs Variable Insurance Trust

Large Cap Value Fund, Service Class

Growth Opportunities Fund, Service Class

Mid Cap Value Fund, Service Class

Strategic Growth Fund, Service Class

Strategic International Equity Fund, Service Class

Legg Mason Partners Variable Equity Trust

ClearBridge Mid Cap Core Fund, Class II

ClearBridge Small Cap Growth Fund, Class II

Lord Abbett Series Fund, Inc.

Fundamental Equity Portfolio

Capital Structure Portfolio

Bond-Debenture Portfolio

Growth and Income Portfolio

Growth Opportunities Portfolio

International Opportunities Portfolio

Classic Stock Portfolio

Mid-Cap Value Portfolio

MFS® Variable Insurance TrustSM

Growth Series-SS

Investors Growth Stock Series-SS

Investors Trust Series-SS

New Discovery Series-SS

Research Bond Series-SS

Research Series-SS

Total Return Series-SS

Utilities Series-SS

Value Series-SS

Oppenheimer Variable Account Funds

Capital Appreciation Fund/VA-SS

Global Securities Fund/VA-SS

High Income Fund/VA-SS

Main Street Fund/VA-SS

Money Fund/VA

Global Strategic Income Fund/VA-SS

PIMCO Variable Insurance Trust

Long-Term US Government Fund, Advisor Class

Low Duration Fund, Advisor Class

Real Return Fund, Advisor Class

Short-Term Fund, Advisor Class

Total Return Fund, Advisor Class

Royce Capital Fund

Micro-Cap Fund, Service Class

Small-Cap Fund, Service Class

The Universal Institutional Funds, Inc.

Global Real Estate Portfolio Class II

The value of your Contract that is allocated to the Sub-Accounts will vary according to the investment performance of the Funds in which the selected Sub-Accounts are invested. You bear the investment risk on amounts you allocate to the Sub-Accounts.

This Prospectus sets forth basic information about the Contract and the Variable Account that a prospective investor should know before investing. The Statement of Additional Information, which has been filed with the Securities and Exchange Commission, contains additional information about the Contract and the Variable Account. The Statement of Additional Information is dated the same date as this Prospectus and is incorporated herein by reference. The Table of Contents for the Statement of Additional Information is on the last page of this Prospectus. You may obtain a copy of the Statement of Additional Information free of charge by writing or calling Protective Life at the address or telephone number shown above. You may also obtain an electronic copy of the Statement of Additional Information, as well as other material that we file electronically and certain material incorporated by reference, at the SEC web site (http://www.sec.gov).

Please read this prospectus carefully. You should keep a copy for future reference.

The Protective Variable Annuity Contract is not a deposit or obligation of, or guaranteed by, any bank or financial institution. It is not insured by the Federal Deposit Insurance Corporation or any other government agency, and it is subject to investment risk, including the possible loss of principal.

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is May 1, 2012

PRO.PVA.05.12

DEFINITIONS

“We”, “us”, “our”, “Protective Life”, and “Company” refer to Protective Life Insurance Company. “You”, “your” and “Owner” refer to the person(s) who has been issued a Contract.

Accumulation Unit: A unit of measure used to calculate the value of a Sub-Account prior to the Annuity Date.

Administrative Office: Protective Life Insurance Company, P. O. Box 10648, Birmingham, Alabama 35202-0648 (for Written Notice sent by U.S. postal service) or Protective Life Insurance Company, 2801 Highway 280 South, Birmingham, Alabama 35223 (for Written Notice sent by a nationally recognized overnight delivery service).

Annuity Date: The date as of which the Annuity Value is applied to an Annuity Option.

Annuity Option: The payout option under which the Company makes annuity income payments.

Annuity Value: The amount we apply to the Annuity Option you have selected.

Assumed Investment Return: The assumed annual rate of return used to calculate the amount of the variable income payments.

Code: The Internal Revenue Code of 1986, as amended.

Contract: The Protective Variable Annuity, a flexible premium, deferred, variable and fixed annuity contract.

Contract Anniversary: The same month and day as the Issue Date in each subsequent year of the Contract.

Contract Value: Before the Annuity Date, the sum of the Variable Account value and the Guaranteed Account value.

Contract Year: Any period of 12 months commencing with the Issue Date or any Contract Anniversary.

DCA: Dollar cost averaging.

DCA Accounts: A part of the Guaranteed Account, but separate from the Fixed Account. The DCA Accounts are designed to transfer amounts to the Sub-Accounts of the Variable Account systematically over a designated period.

Fixed Account. A part of the Guaranteed Account, but separate from the DCA Accounts. Amounts allocated or transferred to the Fixed Account earn interest from the date the funds are credited to the account.

Fund: Any investment portfolio in which a corresponding Sub-Account invests.

Guaranteed Account: The Fixed Account (not available for C Series), the DCA Accounts and any other Investment Option we may offer with interest rate guarantees.

Investment Option: Any account to which you may allocate Purchase Payments or transfer Contract Value under this Contract. The Investment Options are the Sub-Accounts of the Variable Account and the Guaranteed Account available in this Contract.

Issue Date: The date as of which we credit the initial Purchase Payment to the Contract and the date the Contract takes effect.

Monthly Anniversary Date: The same day each month as the Issue Date, or the last day of any month that does not have the same day as the Issue Date.

Purchase Payment: The amount(s) paid by the Owner and accepted by the Company as consideration for this Contract.

Qualified Contracts: Contracts issued in connection with retirement plans that receive favorable tax treatment under Sections 401, 408, 408A or 457 of the Code.

Qualified Plans: Retirement plans that receive favorable tax treatment under Sections 401, 408, 408A or 457 of the Code.

Sub-Account: A separate division of the Variable Account.

Valuation Date: Each day on which the New York Stock Exchange is open for business.

3

Valuation Period: The period which begins at the close of regular trading on the New York Stock Exchange on any Valuation Date and ends at the close of regular trading on the next Valuation Date.

Variable Account: The Protective Variable Annuity Separate Account, a separate investment account of Protective Life.

Written Notice: A notice or request submitted in writing in a form satisfactory to the Company that we receive at the Administrative Office via U.S. postal service or nationally recognized overnight delivery service.

4

The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Fund fees and expenses.

PERIODIC FEES AND CHARGES

(other than Fund expenses)

Annual Contract Maintenance Fee(1)	$35

Variable Account Annual Expenses
(as a percentage of average Variable Account value)

	L Series	B Series	C Series
Mortality and Expense Risk Charge	1.50%	1.20%	1.60%
Administration Charge	0.15%	0.10%	0.15%
Total Variable Account Annual Expenses (without the death benefit fee)	1.65%	1.30%	1.75%

Optional Benefit Charges

Optional Monthly Maximum Anniversary Value Death Benefit Fee (as an annualized percentage of the death benefit value on each Monthly Anniversary Date, beginning on the 1st Monthly Anniversary Date)(2)	0.20%

Optional Protected Lifetime Income Benefits(3)

Monthly SecurePay Fee(4) (as an annualized percentage of the Benefit Base(5) on each Monthly Anniversary Date, beginning with the 1st Monthly Anniversary Date following election of the rider)

	Maximum	Current
Purchase of SecurePay rider at time of Contract Purchase	1.20%	0.60%
Purchase of SecurePay rider under RightTime® option	1.40%	0.70%
Purchase of SecurePay R72 rider at time of Contract Purchase	2.00%	1.00%
Purchase of SecurePay R72 rider under RightTime® option	2.20%	1.10%

Monthly Protective Income Manager Fee (as an annualized percentage of Contract Value, beginning with the 1st Monthly Anniversary Date following election of the rider)(6)

	Maximum	Current
Purchase of the Protective Income Manager rider at time of Contract Purchase	2.00%	1.00%
Purchase of the Protective Income Manager rider under RightTime® option	2.20%	1.10%

(1)

We will waive the annual contract maintenance fee if your Contract Value or aggregate Purchase Payments, reduced by surrenders and surrender charges, is $100,000 or more (See “Charges and Deductions.”)

(2)

There are two death benefits available under the Contract: (1) the Return of Purchase Payments Death Benefit; and (2) the Maximum Anniversary Value Death Benefit. There is no death benefit fee for the Return of Purchase Payments Death Benefit. The Maximum Anniversary Value Death Benefit is not available if you purchase the Protective Income Manager rider. For more information on these death benefit values and fees, and how they are calculated, please see the “DEATH BENEFIT” and “Charges and Deductions, Death Benefit Fee” sections of this prospectus.

(3)	You may not purchase a SecurePay rider and the Protective Income Manager rider.

(4)

We will give you at least 30 days’ notice before any increase in the SecurePay Fee. You may elect not to pay the increase in your SecurePay Fee. If you do, your SecurePay rider will not terminate, but your current Benefit Base will be capped at its then current value. You will continue to be assessed your current SecurePay Fee, however, even though you will have given up the opportunity for any future increases in your SecurePay Benefit Base under either SecurePay or SecurePay R72. See “SecurePay with RightTime® Option” in this prospectus.

(5)

The Benefit Base is a value used to calculate the Annual Withdrawal Amounts, and the fees charged, under the SecurePay riders. On the Rider Issue Date, your initial Benefit Base is equal to your Contract Value. For more information on the SecurePay riders, the Benefit Base and how it is calculated, please see “SecurePay with RightTime® option” in this prospectus.

(6)

The Protective Income Manager fee is a percentage of the greatest of: the Contract Value on each Monthly Anniversary Date; the Contract Value on the later of the Rider Issue Date or the most recent Reset Date; or, if you purchased the rider on the Contract Issue Date, the sum of all Purchase Payments received (including your initial Purchase Payment), less any withdrawals made, during the 120-day period following the Contract Issue Date. During the 120 days immediately following the Contract Issue Date, the fee is based upon your initial Purchase Payment. We will give you at least 30 days’ notice before any increase in the Protective Income Manager Fee. You may elect not to pay the increase in your Protective Income Manager Fee. If you do, your Protective Income Manager rider will not terminate, but we will “lock in” your most recent Protective Income Manager Payment Factor and will use this factor when we calculate your Optimal Withdrawal Amount on all future Contract Anniversaries, even if there is a Reset following the date you elect not to pay the fee increase. You will continue to be assessed your current Protective Income Manager Fee. See “Protective Income Manager (patent pending) with RightTime® Option” in this prospectus.

The next table shows the minimum and maximum total operating expenses charged by the Funds that you may pay periodically during the time that you own the Contract. More detail concerning each Fund’s fees and expenses is contained in the prospectus for each Fund.

The Fund expenses used to prepare the next table were provided to Protective Life by the Funds. The expenses shown are based on expenses incurred for the year ended December 31, 2011. Current or future expenses may be higher or lower than those shown.

RANGE OF EXPENSES FOR THE FUNDS

	Minimum		Maximum
Total Annual Fund Operating Expenses (total of all expenses that are deducted from Fund assets, including management fees, 12b-1 fees, and other expenses)	X.XX%	-	X.XX%*

*      The range of Total Annual Fund Operating Expenses shown here does not take into account contractual and voluntary arrangements under which the Funds’ advisers currently reimburse Fund expenses or waive fees. Please see the prospectus for each Fund for more information about that Fund’s expenses.

Example of Charges

The following examples are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. The examples show the costs of investing in each class of the Contract, including owner transaction expenses, the annual contract maintenance fee, Variable Account Charges, and both maximum and minimum total Annual Fund Operating Expenses. The first example assumes that you purchased the SecureDay R72 rider under the RightTime® option at the maximum and current charges. The second example assumes that you have not purchased either SecurePay rider or the Protective Income Manager rider. The examples also assume that the Maximum Anniversary Value Death Benefit is in effect, and that all Contract Value is allocated to the Variable Account. The examples do not reflect transfer fees or premium taxes, which may range up to 3.5% depending on the jurisdiction.

The examples assume that you invest $10,000 in the Contract for the periods indicated. The examples also assume that your investment has a 5% return each year.

(1)          If you purchased the SecurePay R72 rider:

(a)          If you surrender the Contract at the end of the applicable time period:

(i)             With the SecurePay R72 rider selected under the RightTime® option (reflecting the maximum charge):

	1 year	3 years	5 years	10 years
Maximum Fund Expense
L Series	$1,226	$2,364	$3,140	$6,630
B Series	1,194	2,270	3,320	6,360
C Series	579	1,773	3,022	6,414
Minimum Fund Expense
L Series	$1,096	$1,983	$2,492	$5,486
B Series	1,062	1,885	2,687	5,168
C Series	439	1,369	2,373	5,262

(ii)          With the SecurePay R72 rider selected under the RightTime® option (reflecting the current charge):

	1 year	3 years	5 years	10 years
Maximum Fund Expense
L Series	$1,123	$2,042	$2,548	$5,320
B Series	1,091	1,946	2,747	5,027
C Series	469	1,432	2,432	5,111
Minimum Fund Expense
L Series	$992	$1,655	$1,879	$4,083
B Series	959	1,554	2,094	3,739
C Series	328	1,020	1,762	3,866

(b)         If you annuitize* or remain invested in the Contract at the end of the applicable time period:

(i)             With the SecurePay R72 rider selected under the RightTime® option (reflecting the maximum charge):

	1 year	3 years	5 years	10 years
Maximum Fund Expense
L Series	$604	$1,846	$3,140	$6,630
B Series	569	1,746	2,982	6,360
C Series	579	1,773	3,022	6,414
Minimum Fund Expense
L Series	$464	$1,442	$2,492	$5,486
B Series	428	1,337	2,321	5,168
C Series	439	1,369	2,373	5,262

(ii)          With the SecurePay R72 rider selected under the RightTime® option(reflecting the current charge):

	1 year	3 years	5 years	10 years
Maximum Fund Expense
L Series	$494	$1,504	$2,548	$5,320
B Series	459	1,403	2,385	5,027
C Series	469	1,432	2,432	5,111
Minimum Fund Expense
L Series	$353	$1,093	$1,879	$4,083
B Series	318	986	1,703	3,739
C Series	328	1,020	1,762	3,866

(2)  If you have not purchased either SecurePay rider or Protective Income Manager rider:

(a)          If you surrender the Contract at the end of the applicable time period:

	1 year	3 years	5 years	10 years
Maximum Fund Expense
L Series	$1,022	$1,724	$1,962	$4,024
B Series	989	1,626	2,181	3,709
C Series	360	1,094	1,848	3,821
Minimum Fund Expense
L Series	$890	$1,329	$1,273	$2,693
B Series	856	1,227	1,507	2,325
C Series	219	675	1,157	2,483

(b)         If you annuitize* or remain invested in the Contract at the end of the applicable time period:

	1 year	3 years	5 years	10 years
Maximum Fund Expense
L Series	$385	$1,166	$1,962	$4,024
B Series	350	1,062	1,794	3,709
C Series	360	1,094	1,848	3,821
Minimum Fund Expense
L Series	$244	$747	$1,273	$2,693
B Series	208	639	1,091	2,325
C Series	219	675	1,157	2,483

*      You may not annuitize your Contract within 3 years after we accept a Purchase Payment. For more information, see “ANNUITY PAYMENTS, Annuity Date, Changing the Annuity Date.” Neither the death benefit fee nor the Protective Income Manager rider fee apply after the Annuity Date.

Please remember that the examples are an illustration and do not guarantee the amount of future expenses. Your actual expenses may be higher or lower than those shown. Similarly, your rate of return may be more or less than the 5% rate of return assumed in the examples.

SUMMARY

The Contract

What is the Protective Variable Annuity Contract?

The Protective Variable Annuity Contract is an individual flexible premium deferred variable and fixed annuity contract issued by Protective Life. (See “The Contract.”) This prospectus describes three different classes of the Contract — the L Series, the B Series, and the C Series. Each class has different charges and features that may be appropriate for you based on your financial situation, your age and how you intend to use the Contract. For example, the L Series has a higher mortality and expense risk charge and administration charge than the B Series, but imposes a surrender charge over a shorter period of time than the B Series. The C Series imposes a higher mortality and expense risk charge than either of the other two classes, and a higher administration charge than the B Series, but has no surrender charge. Also, if you elect the C Series, your minimum required initial Purchase Payment may be lower, but you may not allocate your Purchase Payments or transfer Contract Value to the Fixed Account. (See “The Contract.”)

What are the Company’s obligations under the Contract?

The benefits under the Contract are paid by us from our general account assets and/or your Contract Value held in the Variable Account. You assume all of the investment risk for Purchase Payments and Contract Value allocated to the Sub-Accounts of the Variable Account, which is not part of our general account. Our general account assets support our insurance and annuity obligations and are subject to our general liabilities from business operations and to claims by our creditors. Because amounts allocated to the Fixed Account and the DCA Accounts, plus any guarantees under the Contract that exceed your Contract Value (such as those associated with any enhanced death benefits, a SecurePay rider, or the Protective Income Manager rider), are paid from our general account, any amounts that we may pay under the Contract in excess of Contract Value are subject to our financial strength and claims-paying ability.

It is important to note that there is no guarantee that we will always be able to meet our claims-paying obligations, and there are risks to purchasing any insurance product. For this reason, you should consider our financial strength and claims paying ability to meet our obligations under the Contract when purchasing a Contract and making investment decisions under the Contract.

How may I purchase a Contract?

Protective Life sells the Contracts through registered representatives of broker-dealers. We pay commissions and other compensation to the broker-dealers for selling the Contracts. (See “Distribution of the Contracts.”)

Protective Life will issue your Contract when it receives and accepts your complete application information and an initial Purchase Payment through the broker-dealer you have selected. (See “Issuance of a Contract.”)

What are the Purchase Payments?

The minimum amount that Protective Life will accept as an initial Purchase Payment is $25,000 ($5,000 for the B Series without the Protective Income Manager rider). Purchase Payments may be made at any time prior to the oldest Owner’s or Annuitant’s 86th birthday. No Purchase Payment will be accepted within 3 years of the Annuity Date then in effect. If you purchase a SecurePay rider, you cannot make any Purchase Payments on or after the Benefit Election Date. (See “SecurePay With RightTime® Option.”) The minimum subsequent Purchase Payment we will accept is $100, or $50 if the payment is made under our current automatic purchase payment plan. The maximum aggregate Purchase Payment(s) we will accept without prior Administrative Office approval is $1,000,000. We may impose conditions for our acceptance of aggregate Purchase Payments greater than $1,000,000, such as limiting the death benefit options that are available under your Contract or your right to purchase a Protected Lifetime Income Benefit rider after the Issue Date under our RightTime option. We reserve the right not to accept any Purchase Payment. (See “Purchase Payments”)

Can I cancel the Contract?

You have the right to return the Contract within a certain number of days (which varies by state and is never less than ten) after you receive it. The returned Contract will be treated as if it were never issued. Protective Life will refund the Contract Value in states where permitted. This amount may be more or less than the Purchase Payments. In states requiring the return of Purchase Payments, we will refund the greater of the Contract Value or the Purchase Payments. (See “Right to Cancel.”)

What are the SecurePay Riders?

The SecurePay and SecurePay R72 riders guarantee the right to make withdrawals based upon the value of a protected lifetime income benefit base (“Benefit Base”) that will remain fixed if your Contract Value declines due to poor market performance.

1)    With the basic SecurePay rider, your Benefit Base may increase on your Contract Anniversary if your Contract Value has increased, but will remain fixed if the Contract Value has declined due to poor market performance.

2)    Like the basic SecurePay rider, the SecurePay R72 rider provides for increases in your Benefit Base on your Contract Anniversary if your Contract Value has increased. SecurePay R72 also provides for potential increases in the Benefit Base of up to 7.2% each Contract Anniversary during a specified period, even if your Contract Value has not increased. The fee for the SecurePay R72 rider is higher than for the basic SecurePay rider.

Under either SecurePay rider, withdrawals may be made over the lifetime of persons designated under the rider, provided the rider’s requirements are satisfied. Withdrawals may begin after the person(s) designated under the rider reaches the age of 59 1/2. Annual aggregate withdrawals on or after the Benefit Election Date that exceed the Annual Withdrawal Amount (AWA) will result in a reduction of rider benefits, and may even significantly reduce or eliminate the value of such benefits, because we will reduce the Benefit Base and corresponding AWA.

Under either rider your options for allocating Purchase Payments and Contract Value will be restricted, because you must make all allocations in accordance with the rider’s Allocation Guidelines and Restrictions. These Allocation Guidelines and Restrictions require you to allocate all of your Purchase Payments and Contract Value in accordance with Allocation by Investment Category guidelines or eligible Benefit Allocation Model Portfolios, and also require participation in the Allocation Adjustment Program. The Allocation Guidelines and Restrictions are designed to limit the volatility of your investment allocations, and the risk that we assume by offering the SecurePay riders. Therefore, if you are seeking a more aggressive growth strategy, the portfolio allocations and Allocation Adjustment Program required for participation in the SecurePay riders are probably not appropriate for you. Please see “Allocation Guidelines and Restrictions for Protected Lifetime Income Benefits.”

We charge an additional fee if you purchase a SecurePay rider. If you elect a SecurePay rider, you will begin paying this fee as of the date the SecurePay rider is issued. You may not cancel a SecurePay rider for the first ten years following the date of its issue. To purchase a SecurePay rider, the youngest Owner and Annuitant must be age 55 or older and the oldest Owner and Annuitant must be age 85 or younger on the Rider Issue Date.

See “SecurePay with RightTime® Option.”

What is the Protective Income Manager Rider (patent pending)?

The Protective Income Manager rider guarantees the right to make withdrawals each year even if your Contract Value is reduced to zero due to poor market performance, and provides fixed lifetime income payments for the life of any Covered Person (“Protected Lifetime Payments”) beginning on the Maximum Annuity Date. The Protective Income Manager rider is specifically designed for you to withdraw all of your Contract Value systematically by the (younger) Covered Person’s 95th birthday in annual amounts that may vary from year to year (the “Optimal Withdrawal Amount”).

Note: The rider may not operate as designed if joint life coverage is selected and there is a significant age difference between the two Covered Persons. In that event, it is likely that on the Maximum Annuity Date (the older Covered Person’s 95th birthday), a substantial amount of Contract Value will still be remaining. As a result, it may be in your best interest to apply this amount to an Annuity Option instead of the rider’s Protected Lifetime Payment Annuity Option. If so, you will have paid for the rider without receiving its full benefit. If there is a significant age disparity between you and your spouse, then joint life coverage under the rider may not be appropriate for you. You should discuss this with your financial advisor to ascertain if joint life coverage will address your financial needs and be suitable for you. See “Protective Income Manager With RightTime® Option — Selecting Your Coverage Option” for factors to consider when discussing this with your advisor. Also see Appendix I for examples of joint life coverage when there is a significant age difference.

Annual aggregate withdrawals that exceed the Optimal Withdrawal Amount may result in a reduction of rider benefits, and may even significantly reduce or eliminate the value of such benefits, because we will recalculate the minimum guarantees associated with your Optimal Withdrawal Amount on the next Contract Anniversary.

If you purchase the Protective Income Manager rider your options for allocating Purchase Payments and Contract Value will be restricted, because you must make all allocations in accordance with our Allocation Guidelines and Restrictions. The Allocation Guidelines and Restrictions require you to allocate all of your Purchase Payments and Contract Value in accordance with Allocation by Investment Category guidelines or eligible Benefit Allocation Model Portfolios, and also require participation in the Allocation Adjustment Program (patent pending). The Allocation Guidelines and Restrictions are designed to limit the volatility of your investment allocations, and the risk that we assume by offering Protective Income Manager. Therefore, if you are seeking a more aggressive growth strategy, the portfolio allocations and Allocation Adjustment Program required for participation in the Protective Income Manager rider are probably not appropriate for you. Please see “Allocation Guidelines and Restrictions for Protected Lifetime Income Benefits.”

generally or certain classes of Contract Owners, and such retirement plans or participants in such retirement plans. In the event of any such material conflicts, Protective Life will consider what action may be appropriate, including removing the Fund from the Variable Account or replacing the Fund with another fund. The boards of directors (or trustees) of Fidelity® Variable Insurance Products, AIM Variable Insurance Funds (Invesco Variable Insurance Funds), the MFS® Variable Insurance TrustSM, Oppenheimer Variable Account Funds, Lord Abbett Series Fund, Inc., the Universal Institutional Funds, Inc., Franklin Templeton Variable Insurance Products Trust, Royce Capital Fund, Legg Mason Partners Variable Equity Trust, PIMCO Variable Insurance Trust and Goldman Sachs Variable Insurance Trust, monitor events related to their Funds to identify possible material irreconcilable conflicts among and between the interests of the Fund’s various investors. There are certain risks associated with mixed and shared funding and with the sale of shares to qualified pension and retirement plans, as disclosed in each Fund’s prospectus.

Addition, Deletion or Substitution of Investments

Protective Life reserves the right, subject to applicable law, to make additions to, deletions from, or substitutions for the shares that are held in the Variable Account or that the Variable Account may purchase. If the shares of a Fund are no longer available for investment or if in Protective Life’s judgment further investment in any Fund should become inappropriate in view of the purposes of the Variable Account, Protective Life may redeem the shares, if any, of that Fund and substitute shares of another registered open-end management company or unit investment trust. The new funds may have higher fees and charges than the ones they replaced. Protective Life will not substitute any shares attributable to a Contract’s interest in the Variable Account without notice and any necessary approval of the Securities and Exchange Commission and state insurance authorities.

Protective Life also reserves the right to establish additional Sub-Accounts of the Variable Account, each of which would invest in shares of a new Fund. Subject to applicable law and any required SEC approval, Protective Life may, in its sole discretion, establish new Sub-Accounts or eliminate one or more Sub-Accounts if marketing needs, tax considerations or investment conditions warrant. We may make any new Sub-Accounts available to existing Owner(s) on a basis we determine. All Sub-Accounts and Funds may not be available to all classes of contracts.

If we make any of these substitutions or changes, Protective Life may by appropriate endorsement change the Contract to reflect the substitution or other change. If Protective Life deems it to be in the best interest of Owners and Annuitants, and subject to any approvals that applicable law may require, we may operate the Variable Account as a management company under the 1940 Act, we may de-register it under that Act if registration is no longer required, or we may combine it with other Protective Life separate accounts. Protective Life reserves the right to make any changes to the Variable Account that the 1940 Act or other applicable law or regulation requires or permits.

DESCRIPTION OF THE CONTRACT

The following sections describe the Contracts currently being offered.

The Contract

The Protective Variable Annuity Contract is an individual flexible premium deferred variable and fixed annuity contract issued by Protective Life. There are three different classes of the Contract — the L Series, the B Series, and the C Series — with different charges and features that may be appropriate for you based on your financial situation, your age, and how you intend to use the Contract. Once you elect a class, you may not later switch to a different class. Therefore, before you select a class, you should carefully compare all three and consult your sales representative to determine which class best suits your needs. The three classes differ as follows:

	L Series	B Series	C Series
Mortality and Expense Risk Charge	1.50%	1.20%	1.60%
Administration Charge	0.15%	0.10%	0.15%
Total Variable Account Annual Expenses	1.65%	1.30%	1.75%
Surrender Charge Schedule (Based on Date of Each Purchase Payment)	4 years (7.0%, 7.0%, 6.0%, 6.0%)	7 years (7.0%, 6.0%, 6.0%, 5.0%, 4.0%, 3.0%, 2.0%)
Minimum Required Initial Purchase Payment	$25,000	$5,000 ($25,000 if Protective Income Manager rider is purchased)	$25,000
Ability to Allocate Purchase Payments and Transfer Contract Value to the Fixed Account	Yes	Yes	No

Among the factors you should consider when choosing which class may be most appropriate for your individual needs are the following:

•                  Your age;

•                  The amount of your initial investment;

•                  How long you intend to hold the Contract;

•                  The likelihood that you will want or need to make withdrawals from the Contract and if so, when you would do so (withdrawals will be reduced by the imposition of any applicable surrender charge);

•                  Your investment objectives, particularly with respect to allocating Purchase Payments and transferring Contract Value to the Fixed Account (amounts held in the Fixed Account are credited a fixed rate of interest);

•      Your desire to minimize costs and/or maximize returns associated with the Contract.

Use of the Contract in Qualified Plans

You may purchase the Contract on a non-qualified basis. You may also purchase it for use within certain qualified retirement plans or in connection with other employee benefit plans or arrangements that receive favorable tax treatment. Such qualified plans include individual retirement accounts and individual retirement annuities (IRAs), and pension and profit sharing plans (including H.R. 10 Plans). Many of these qualified plans, including IRAs, provide the same type of tax deferral as provided by the Contract. The Contract, however, provides a number of benefits and features not provided by such retirement plans and employee benefit plans or arrangements alone. There are costs and expenses under the Contract related to these benefits and features. You should consult a qualified tax and/or financial adviser regarding the use of the Contract within a Qualified Plan or in connection with other employee benefit plans or arrangements. You should carefully consider the benefits and features provided by the Contract in relation to their costs as they apply to your particular situation.

The Owner may change the Annuitant by Written Notice prior to the Annuity Date. However, if any Owner is not an individual the Annuitant may not be changed. The new Annuitant’s 95th birthday must be on or after the Annuity Date in effect when the change of Annuitant is requested. If you select a SecurePay rider or the Protective Income Manager rider, changing the Annuitant will result in termination of the rider. (See “Protected Lifetime Income Benefits.”)

Payee

The Payee is the person or persons designated by the Owner to receive the annuity income payments under the Contract. The Annuitant is the Payee unless the Owner designates another party as the Payee. The Owner may change the Payee at any time.

Issuance of a Contract

To purchase a Contract, you must submit certain application information and an initial Purchase Payment to Protective Life through a licensed representative of Protective Life. Any such licensed representative must also be a registered representative of a broker/dealer having a distribution agreement with Investment Distributors, Inc. Protective Life reserves the right to accept or decline a request to issue a Contract. Contracts may be sold to or in connection with retirement plans which do not qualify for special tax treatment as well as retirement plans that qualify for special tax treatment under the Code.

If the necessary application information for a Contract accompanies the initial Purchase Payment, we will allocate the initial Purchase Payment (less any applicable premium tax) to the Investment Options as you direct on the appropriate form within two business days of receiving such Purchase Payment at the Administrative Office. If we do not receive the necessary application information, Protective Life will retain the Purchase Payment for up to five business days while it attempts to complete the information. If the necessary application information is not complete after five business days, Protective Life will inform the applicant of the reason for the delay and return the initial Purchase Payment immediately unless the applicant specifically consents to Protective Life retaining it until the information is complete. Once the information is complete, we will allocate the initial Purchase Payment to the appropriate Investment Options within two business days. You may transmit information necessary to complete an application to Protective Life by telephone, facsimile, or electronic media.

Purchase Payments

We will only accept Purchase Payments before the earlier of the oldest Owner’s and Annuitant’s 86th birthday. No Purchase Payment will be accepted within 3 years of the Annuity Date then in effect. If you select a SecurePay rider, you cannot make any Purchase Payments on or after the Benefit Election Date. (See “SecurePay With RightTime® Option.”) The minimum initial Purchase Payment is $25,000 ($5,000 for the B Series without the Protective Income Manager rider). The minimum subsequent Purchase Payment is $100 or $50 if made by electronic funds transfer. We reserve the right not to accept any Purchase Payment. Under certain circumstances, we may be required by law to reject a Purchase Payment.

Purchase Payments are payable at our Administrative Office. You may make them by check payable to Protective Life Insurance Company or by any other method we deem acceptable. We will process Purchase Payments as of the end of the Valuation Period during which we receive them at our Administrative Office. Valuation Periods end at the close of regular trading on the New York Stock Exchange, which is generally at 3:00 p.m. Central Time. We will process any Purchase Payment received at our Administrative Office after the end of the Valuation Period on the next Valuation Date. Protective Life retains the right to limit the maximum aggregate Purchase Payment that can be made without prior Administrative Office approval. This amount is currently $1,000,000. We may impose conditions for our acceptance of aggregate Purchase Payments greater than $1,000,000 such as limiting the death benefit options that are available under your Contract or your right to purchase a Protected Lifetime Income Benefit rider after the Issue Date under our RightTime option.

Net Investment Factor

The net investment factor measures the investment performance of a Sub-Account from one Valuation Period to the next. For each Sub-Account, the net investment factor reflects the investment performance of the Fund in which the Sub-Account invests and the charges assessed against that Sub-Account for a Valuation Period. Each Sub-Account has a net investment factor for each Valuation Period which may be greater or less than one. Therefore, the value of an Accumulation Unit may increase or decrease. The net investment factor for any Sub-Account for any Valuation Period is determined by dividing (1) by (2) and subtracting (3) from the result, where:

(1)          is the result of:

a.  the net asset value per share of the Fund held in the Sub-Account, determined at the end of the current Valuation Period; plus

b.  the per share amount of any dividend or capital gain distributions made by the Funds held in the Sub-Account, if the “ex-dividend” date occurs during the current Valuation Period.

(2)          is the net asset value per share of the Fund held in the Sub-Account, determined at the end of the most recent prior Valuation Period.

(3)          is a factor representing the mortality and expense risk charge and the administration charge for the number of days in the Valuation Period and a charge or credit for any taxes attributed to the investment operations of the Sub-Account, as determined by the Company.

Transfers

Before the Annuity Date, you may instruct us to transfer Contract Value between and among the Investment Options. When we receive your transfer instructions at our Administrative Office, we will allocate the Contract Value you transfer at the next price determined for the Investment Options you indicate. Prices for the Investment Options are determined as of the end of each Valuation Period, which is the close of regular trading on the New York Stock Exchange (generally 3:00 p.m. Central Time). Accordingly, transfer requests received at our Administrative Office before the close of regular trading on the New York Stock Exchange are processed at the price determined as of the close of regular trading on the day the requests are received; transfer requests received at our Administrative Office after the close of regular trading on the New York Stock Exchange are processed at the price determined as of the close of regular trading on the next day on which the New York Stock Exchange is open for regular trading. We may defer transfer requests under the same conditions that payment of withdrawals and surrenders may be delayed. (See “Suspension or Delay in Payments.”) There are limitations on transfers, which are described below.

After the Annuity Date, when Variable Income Payments are selected, transfers are allowed between Sub-Accounts, but are limited to one transfer per month. Dollar cost averaging and portfolio rebalancing are not allowed. No transfers are allowed within the Guaranteed Account or from a Sub-Account and Guaranteed Account.

If you select a SecurePay rider or the Protective Income Manager rider, your options for transferring Contract Value will be restricted. You must transfer Contract Value in accordance with our Allocation Guidelines and Restrictions. (See “Allocation Guidelines and Restrictions for Protected Lifetime Income Benefits.”)

How to Request Transfers

Before or after the Annuity Date, owners may request transfers by Written Notice at any time. Owners also may request transfers by telephone, facsimile, automated telephone system or via the Internet at www.protective.com (“non-written instructions”). From time to time and at our sole discretion, we may introduce additional methods for requesting transfers or discontinue any method for making non-written instructions for such transfers. We will require a form of personal identification prior to acting on despite our best efforts, we cannot guarantee that our Market Timing Procedures will detect or deter every potential market timer. In addition, because other insurance companies, retirement plans, or both may invest in the Funds, we cannot guarantee that the Funds will not suffer harm from frequent transfer activity in contracts or policies issued by other insurance companies or by retirement plan participants.

Dollar Cost Averaging

Before the Annuity Date, you may instruct us by Written Notice to transfer automatically, on a monthly basis, amounts from a DCA Account or the Fixed Account to any Sub-Account of the Variable Account. This is known as the “dollar-cost averaging” (“DCA”) method of investment. By transferring equal amounts of Contract Value on a regularly scheduled basis, as opposed to allocating a larger amount at one particular time, an Owner may be less susceptible to the impact of market fluctuations in the value of Sub-Account Accumulation Units. Protective Life, however, makes no guarantee that the dollar cost averaging method will result in a profit or protection against loss.

Dollar cost averaging transfers are made monthly; you may choose to make the transfers on the 1st through the 28th day of each month. Upon the death of any Owner, dollar cost averaging transfers will continue until canceled by the Beneficiary(s).

There is no charge for dollar cost averaging. Automatic transfers made to facilitate dollar cost averaging will not count toward the 12 transfers permitted each Contract Year if we elect to limit transfers, or the designated number of free transfers in any Contract Year if we elect to charge for transfers in excess of that number in any Contract Year. We reserve the right to restrict the Sub-Accounts into which you may make DCA transfers or discontinue dollar cost averaging upon written notice to the Owner.

In states where, upon cancellation during the right-to-cancel period, we are required to return your Purchase Payment, we reserve the right to delay commencement of dollar cost averaging transfers until the expiration of the right-to-cancel period.

If you select a SecurePay rider or the Protective Income Manager rider, you may allocate your Purchase Payments to a DCA Account only; your dollar-cost averaging transfers from these accounts must be allocated, however, in accordance with our Allocation Guidelines and Restrictions. You may not allocate Purchase Payments to the Fixed Account if you select a SecurePay rider or the Protective Income Manager rider (See “Allocation Guidelines and Restrictions for Protected Lifetime Income Benefits.”)

Transfers from the DCA Accounts. If you allocate a Purchase Payment to one of the DCA Accounts, you must include instructions regarding the day of the month on which the transfers should be made, the period during which the dollar cost averaging transfers should occur, and the Sub-Accounts into which the transferred funds should be allocated.

Currently, the maximum period for dollar cost averaging from the DCA Account 1 is six months and from the DCA Account 2 is twelve months. From time to time, we may offer different maximum periods for dollar cost averaging amounts from a DCA Account. The periodic amount transferred from a DCA Account will be equal to the Purchase Payment allocated to the DCA Account divided by the number of dollar cost averaging transfers to be made.

The interest rates on the DCA Accounts apply to the declining balance in the account. Therefore the amount of interest actually paid with respect to a Purchase Payment allocated to the DCA Account will be substantially less than the amount that would have been paid if the full Purchase Payment remained in the DCA Account for the full period. Interest credited will be transferred from the DCA Account after the last dollar cost averaging transfer.

We will process dollar cost averaging transfers until the earlier of the following: (1) the DCA Account Value equals $0, or (2) the Owner instructs us by Written Notice to cancel the automatic transfers. If you terminate transfers from a DCA Account before the amount remaining in that account is $0, we will immediately transfer any amount remaining in that DCA Account according to your instructions. If you do not provide instructions, we will transfer the remaining amount to the Sub-Accounts according to your dollar cost averaging allocation instruction in effect at that time.

Transfers from the Fixed Account. In B and L Series Contracts, you may also establish dollar-cost averaging transfers from the Fixed Account; the minimum period for dollar cost averaging transfers from the Fixed Account is twelve months. If you wish to establish dollar-cost averaging transfers from the Fixed Account you must include instructions regarding the day of the month on which the transfers should be made, the amount of the transfers (you must transfer the same amount each time), the period during which the dollar cost averaging transfers should occur, and the Sub-Accounts into which the transferred funds should be allocated.

Portfolio Rebalancing

Before the Annuity Date, you may instruct Protective Life by Written Notice to periodically transfer your Variable Account value among specified Sub-Accounts to achieve a particular percentage allocation of Variable Account value among such Sub-Accounts (“portfolio rebalancing”). The portfolio rebalancing percentages must be in whole numbers and must allocate amounts only among the Sub-Accounts. Unless you instruct otherwise, portfolio rebalancing is based on your Purchase Payment allocation instructions in effect with respect to the Sub-Accounts at the time of each rebalancing transfer. We deem portfolio rebalancing instructions from you that differ from your current Purchase Payment allocation instructions to be a request to change your Purchase Payment allocation.

You may elect portfolio rebalancing to occur on the 1st through 28th day of a month on either a quarterly, semi-annual or annual basis. If you do not select a day, transfers will occur on the same day of the month as your Contract Anniversary, or on the 28th day of the month if your Contract Anniversary occurs on the 29th, 30th or 31st day of the month. You may change or terminate portfolio rebalancing by Written Notice, or by other non-written communication methods acceptable for transfer requests. Upon the death of any Owner portfolio rebalancing will continue until canceled by the Beneficiary(s).

There is no charge for portfolio rebalancing. Automatic transfers made to facilitate portfolio rebalancing will not count toward the 12 transfers permitted each Contract Year if we elect to limit transfers, or the designated number of free transfers in any Contract Year if we elect to charge for transfers in excess of that number in any Contract Year. We reserve the right to discontinue portfolio rebalancing upon written notice to the Owner.

Surrenders and Withdrawals

At any time before the Annuity Date, you may request a surrender of or withdrawal from your Contract. Federal and state income taxes may apply to surrenders and withdrawals (including withdrawals made under a SecurePay rider or the Protective Income Manager rider), and a 10% federal penalty tax may apply if the surrender or withdrawal occurs before the Owner reaches age 59 1/2. (See “TAXATION OF ANNUITIES IN GENERAL, Taxation of Withdrawals and Surrenders.”) A surrender charge may also apply to surrenders and withdrawals under L Series and B Series Contracts. (See “Charges and Deductions”.) We do not impose a surrender charge under C Series Contracts. A surrender value may be available under certain Annuity Options. (See “Annuitization.”) In accordance with SEC regulations, surrenders and withdrawals are payable within 7 calendar days of our receiving your request. (See “Suspension or Delay in Payments.”)

Surrenders

At any time before the Annuity Date, you may request a surrender of your Contract for its surrender value either by Written Notice or by facsimile. Surrenders requested by facsimile are subject to limitations. Currently, we accept requests by facsimile for surrenders of Contracts that have a Contract Value of $50,000 or less. For Contracts that have a Contract Value greater than $50,000, we will only accept surrender requests by Written Notice. We may eliminate your ability to request a surrender by facsimile or change the requirements for your ability to request a surrender by facsimile for any Contract or class of Contracts at any time without prior notice. We will pay you the surrender value in a lump sum.

Withdrawals

At any time before the Annuity Date, you may request a withdrawal of your Contract Value provided the Contract Value remaining after the withdrawal is at least $5,000. If you request a withdrawal that would reduce your Contract Value below $5,000, then we will consider your request to be not in good order and we will notify you that we will not process your request. Please note that if you select a SecurePay rider or the Protective Income Manager rider special withdrawal rules apply (especially on or after the Benefit Election Date for the SecurePay riders). (See “Protected Lifetime Income Benefits.”)

You may request a withdrawal by Written Notice or by facsimile. If we have received your completed telephone withdrawal authorization form, you also may request a withdrawal by telephone. Withdrawals requested by telephone or facsimile are subject to limitations. Currently we accept requests for withdrawals by telephone or by facsimile for amounts not exceeding 25% of Contract Value, up to a maximum of $50,000. For withdrawals exceeding 25% of the Contract Value and/or $50,000 we will only accept withdrawal requests by Written Notice. We may eliminate your ability to make withdrawals by telephone or facsimile or change the requirements for your ability to make withdrawals by telephone or facsimile for any Contract or class of Contracts at any time without prior notice.

You may specify the amount of the withdrawal to be made from any Investment Option. If you do not so specify, or if the amount in the designated Investment Option(s) is inadequate to comply with the request, the withdrawal will be made from each Investment Option based on the proportion that the value of each Investment Option bears to the total Contract Value.

Surrender Value

The surrender value of any surrender of withdrawal request is equal to the Contract Value surrendered or withdrawn minus any applicable surrender charge, contract maintenance fee and premium tax. We will determine the surrender value as of the end of the Valuation Period during which we receive your request at our Administrative Office. Valuation Periods end at the close of regular trading on the New York Stock Exchange, which is generally at 3:00 p.m. Central Time. We will process any request received at our Administrative Office after the end of the Valuation Period on the next Valuation Date.

For B Series and L Series Contracts, the amount we will pay you if you request a withdrawal depends on whether you request a “gross” withdrawal or a “net” withdrawal. For a “gross” withdrawal, this amount is equal to the Contract Value withdrawn minus any applicable surrender charge and premium tax. For a “net” withdrawal, this amount is equal to the Contract Value withdrawn (we will deduct the surrender charge from your remaining Contract Value after we process the withdrawal). See Charges and Deductions — Surrender Charge (Contingent Deferred Sales Charge).

Cancellation of Accumulation Units

Surrenders and withdrawals, including any surrender charges, will result in the cancellation of Accumulation Units from each applicable Sub-Account(s) and/or in a reduction of the Guaranteed Account value.

Surrender and Withdrawal Restrictions

The Owner’s right to make surrenders and withdrawals is subject to any restrictions imposed by applicable law or employee benefit plan.

In the case of certain Qualified Plans, federal tax law imposes restrictions on the form and manner in which benefits may be paid. For example, spousal consent may be needed in certain instances before a distribution may be made.

Automatic Withdrawals

Currently, we offer an automatic withdrawal plan. This plan allows you to pre-authorize periodic withdrawals before the Annuity Date. You may elect to participate in this plan at the time of application or at a later date by properly completing an election form. Payments to you under this plan will only be made by electronic fund transfer. For B Series Contracts to participate in the plan you must have:

(1)	made an initial Purchase Payment of at least $5,000 ($25,000 if the Protective Income Manager rider was purchased); or

(2)	a Contract Value as of the previous Contract Anniversary of at least $5,000.

For C Series and L Series Contracts, to begin participating in the plan you must have a Contract Value as of the previous Contract Anniversary of at least $25,000.

The automatic withdrawal plan and the automatic purchase payment plan may not be elected simultaneously. (See “Purchase Payments”.) There may be federal and state income tax consequences to automatic withdrawals from the Contract, including the possible imposition of a 10% federal penalty tax if the withdrawal occurs before the Owner reaches age 59 1/2. You should consult your tax advisor before participating in any withdrawal program. (See “Taxation of Surrenders and Withdrawals”.)

When you elect the automatic withdrawal plan, you will instruct Protective Life to withdraw a level dollar amount from the Contract on a monthly or quarterly basis. Automatic withdrawals may be made on the 1st through the 28th day of each month. The amount requested must be at least $100 per withdrawal. We will process withdrawals for the designated amount until you instruct us otherwise. If, during any Contract Year, the amount of the withdrawals exceeds the “free withdrawal amount” described in the “Surrender Charge” section of this prospectus, we will deduct a surrender charge where applicable. (See “Surrender Charge.”) Automatic withdrawals will be taken pro-rata from the Investment Options in proportion to the value each Investment Option bears to the total Contract Value. We will pay you the amount requested each month or quarter as applicable and cancel the applicable Accumulation Units.

If any automatic withdrawal transaction would result in a Contract Value of less than $5,000 after the withdrawal, the transaction will not be completed and the automatic withdrawal plan will terminate. Once automatic withdrawals have terminated due to insufficient Contract Value, they will not be automatically reinstated in the event that your Contract Value should reach $5,000 again. Upon notification of the death of any Owner, we will terminate the automatic withdrawal plan. The automatic withdrawal plan may be discontinued by the Owner at any time by Written Notice.

There is no charge for the automatic withdrawal plan. We reserve the right to discontinue the automatic withdrawal plan upon written notice to you. If you select a SecurePay rider under your Contract, any automatic withdrawal plan in effect will terminate on the Benefit Election Date. The automatic withdrawal plan is not available if you purchase the Protective Income Manager rider. If you select the Protective Income Manager rider under our RightTime® Option, any automatic withdrawal plan in effect will terminate on the Rider Issue Date. (See “Protective Income Manager with RightTime® Option.”)

THE GUARANTEED ACCOUNT

The Guaranteed Account has not been, and is not required to be, registered with the SEC under the Securities Act of 1933, and neither these accounts nor the Company’s general account have been registered as an investment company under the 1940 Act. Therefore, neither the Guaranteed Account, the Company’s general account, nor any interests therein are generally subject to regulation under the 1933 Act or the 1940 Act. The disclosures relating to the Guaranteed Account included in this prospectus are for the Owner’s information and have not been reviewed by the SEC. However, such disclosures are subject to certain generally applicable provisions of federal securities law relating to the accuracy and completeness of statements made in prospectuses.

In B Series and L Series contracts, the Guaranteed Account consists of the Fixed Accounts and the DCA Accounts. In C Series Contracts, the Guaranteed Account consists of the DCA Account only. We may not always offer the Fixed Account or the DCA Accounts in new Contracts. If we are offering the Fixed Account or any of the DCA Accounts in your state at the time you purchase your Contract, however, those accounts will always be available in your Contract. Please ask your sales representative whether the Fixed Account or any DCA Accounts are available in your Contract.

From time to time and subject to regulatory approval, we may offer Fixed Accounts or DCA Accounts with different interest guaranteed periods. We, in our sole discretion, establish the interest rates for each account in the Guaranteed Account. We will not declare a rate that yields values less than those required by the state in which the Contract is delivered. You bear the risk that we will not declare a rate that is higher than the minimum rate. Because these rates vary from time to time, allocations made to the same account within the Guaranteed Account at different times may earn interest at different rates.

Our General Account

The Guaranteed Account is part of our general account. Unlike Purchase Payments and Contract Value allocated to the Variable Account, we assume the risk of investment gain or loss on amounts held in the Fixed Account and the DCA Accounts.

The assets of our general account support our insurance and annuity obligations and are subject to our general liabilities from business operations and to claims by our creditors. Because amounts allocated to the Fixed Account and the DCA Accounts, plus any guarantees under the Contract that exceed your Contract Value (such as those associated with any enhanced death benefits, a SecurePay rider or the Protective Income Manager rider), are paid from our general account, any amounts that we may pay under the Contract in excess of Contract Value are subject to our financial strength and claims-paying ability. It is important to note that there is no guarantee that we will always be able to meet our claims-paying obligations, and that there are risks to purchasing any insurance product. For this reason, you should consider our financial strength and claims-paying ability to meet our obligations under the Contract when purchasing a Contract and making investment decisions under the Contract.

We encourage both existing and prospective contract owners to read and understand our financial statements. We prepare our financial statements on both a statutory basis, as required by state regulators, and according to Generally Accepted Accounting Principles (GAAP).

Our audited GAAP financial statements are included in the Statement of Additional Information (which is available at no charge by calling us at 1-800-456-6330 or writing us at the address shown on the cover page of this prospectus). In addition, the Statement of Additional Information is available on the SEC’s website at http://www.sec.gov.

You also will find on our website information on ratings assigned to us by one or more independent rating organizations. These ratings are opinions of our financial capacity to meet the obligations of our insurance and annuity contracts based on our financial strength and/or claims-paying ability.

The Fixed Account (not available in the C Series)

You generally may allocate some or all of your Purchase Payments and may transfer some or all of your Contract Value to the Fixed Account. Amounts allocated or transferred to the Fixed Account earn interest from the date the funds are credited to the account. There are limitations on transfers involving the Fixed Account. Due to this limitation, if you want to transfer all of your Contract Value from the Fixed Account to the Variable Account, it may take several years to do so. You should carefully consider whether the Fixed Account meets your investment needs. (See “Transfers.”)

The interest rates we apply to Purchase Payments and transfers into the Fixed Account are guaranteed for one year from the date the Purchase Payment or transfer is credited to the account. When an interest rate guarantee expires, we will set a new interest rate, which may not be the same as the interest rate then in effect for Purchase Payments and transfers allocated to the Fixed Account. The new interest rate is also guaranteed for one year.

If you elect a SecurePay rider or the Protective Income Manager rider when you purchase your Contract, you may not allocate any portion of your Purchase Payments or Contract Value to the Fixed Account. Before you can purchase one of these riders under the RightTime option, you must transfer any Contract Value in the Fixed Account to one or more of the Sub-Accounts consistent with the rider’s Allocation Guidelines and Restrictions. (See “Allocation Guidelines and Restrictions for Protected Lifetime Income Benefits.”)

The DCA Accounts

DCA Accounts are designed to systematically transfer amounts to the Sub-Accounts of the Variable Account over a designated period. (See “Transfers, Dollar Cost Averaging.”) We currently offer two DCA Accounts. The maximum period for dollar cost averaging transfers from DCA Account 1 is six months and from DCA Account 2 is twelve months.

The DCA Accounts are available only for Purchase Payments designated for dollar cost averaging. Purchase Payments may not be allocated into any DCA Account when that DCA Account value is greater than $0, and all funds must be transferred from a DCA Account before allocating a Purchase Payment to that DCA Account. Where we agree, under current administrative procedures, to allocate a Purchase Payment to any DCA Account in installments from more than one source, we will credit each installment with the interest rate applied to the first installment we receive. The interest rate we apply to Purchase Payments allocated to a DCA Account is guaranteed for the period over which dollar cost averaging transfers are allowed from that DCA Account.

Guaranteed Account Value

Any time prior to the Annuity Date, the Guaranteed Account value is equal to the sum of:

(1)	Purchase Payments allocated to the Guaranteed Account; plus

(2)	amounts transferred into the Guaranteed Account; plus

(3)	interest credited to the Guaranteed Account; minus

(4)	amounts transferred out of the Guaranteed Account including any transfer fee; minus

(5)	the amount of any surrenders removed from the Guaranteed Account, including any premium tax and surrender charges; minus

(6)	fees deducted from the Guaranteed Account, including the monthly death benefit fee and the annual contract maintenance fee.

For the purposes of interest crediting, amounts deducted, transferred or withdrawn from accounts within the Guaranteed Account will be separately accounted for on a “first-in, first-out” (FIFO) basis.

DEATH BENEFIT

If any Owner dies before the Annuity Date and while the Contract is in force, we will pay a death benefit, less any applicable premium tax, to the Beneficiary. The death benefit terminates on the Annuity Date.

We will determine the death benefit as of the end of the Valuation Period during which we receive due proof of death at our Administrative Office. Valuation Periods end at the close of regular trading on the New York Stock Exchange, which is generally at 3:00 p.m. Central Time. If we receive due proof of death after the end of the Valuation Period, we will determine the death benefit on the next Valuation Date. Only one death benefit is payable under the Contract, even though the Contract may, in some circumstances, continue beyond the time of an Owner’s death. If any Owner is not a natural person, the death of the Annuitant is treated as the death of an Owner. In the case of certain Qualified Contracts, Treasury Department regulations prescribe certain limitations on the designation of a Beneficiary. The following discussion generally applies to Qualified Contracts and non-Qualified Contracts, but there are some differences in the rules that apply to each.

If you have questions concerning your status as a spouse and how that status might affect your rights under the Contract, please consult your legal adviser. (See “Tax Consequences — Treatment of Civil Unions and Domestic Partners.”)

Selecting a Death Benefit

We offer two different death benefits: (1) the Return of Purchase Payments Death Benefit and (2) the Maximum Anniversary Value Death Benefit. These death benefits are described more completely below.

You must determine the type of death benefit you want when you apply for your Contract. You may not change your death benefit selection after your Contract is issued.

The Return of Purchase Payments Death Benefit is included with your Contract at no additional charge. You may select the optional Maximum Anniversary Value Death Benefit for an additional fee, but only if the oldest Owner is younger than 76 on the Issue Date of the Contract.

The Maximum Anniversary Value Death Benefit is not available under the Protective Income Manager rider. If you purchase the Protective Income Manager rider, your death benefit will be the Return of Purchase Payments Death Benefit. If you selected the Maximum Anniversary Value Death Benefit when you purchased your Contract and you later purchase the Protective Income Manager rider under our RightTime® option, we will pay the Return of Purchase Payments Death Benefit at the time of an Owner’s death. If the value of your Maximum Anniversary Value Death Benefit at the time you elect the Protective Income Manager rider is greater than the value of the Return of Purchase Payments Death Benefit at that time, then you will forfeit this excess. We will stop assessing the fee for the Maximum Anniversary Value Death Benefit when we issue the Protective Income Manager rider, but will not refund the fees you paid for the Maximum Anniversary Value Death Benefit before that date. (See “Protective Income Manager With RightTime® Option.”)

You should carefully consider each of these death benefits and consult a qualified financial adviser to help you carefully consider the two death benefits offered with the Contract, and if you select the Maximum Anniversary Death Benefit, the relative costs, benefits and risks of the fee options in your particular situation.

Return of Purchase Payments Death Benefit

The Return of Purchase Payments Death Benefit will equal the greater of (1) the Contract Value, or (2) the aggregate Purchase Payments less an adjustment for each withdrawal (including a withdrawal made under a SecurePay rider or the Protective Income Manager rider) provided however, that the Return of Purchase Payments Death Benefit will never be more than the Contract Value plus $1,000,000. The adjustment for each withdrawal in item (2) is the amount that reduces the Return of Purchase Payments Death Benefit at the time of the withdrawal in the same proportion that the amount withdrawn, including any associated surrender charges, reduces the Contract Value. If the value of the Return of Purchase Payments Death Benefit is greater than the Contract Value at the time of the withdrawal, the downward adjustment to the death benefit will be larger than the amount withdrawn. See Appendix A for an example of the calculation of the Return of Purchase Payments Death Benefit.

Suspension of Return of Purchase Payments Death Benefit. For a period of one year after any change of ownership involving a natural person, the death benefit will equal the Contract Value regardless of the type of death benefit that was selected. During the one-year suspension period, we will continue to calculate the Return of Purchase Payments Death Benefit; however, if any Owner dies during this period we will only pay the Contract Value as of the end of the Valuation Period during which we receive due proof of death at our Administrative Office. This means if death occurs after the one-year period has ended, we will include Purchase Payments received and withdrawals made during the one-year suspension when calculating the Return of Purchase Payments Death Benefit.

Optional Maximum Anniversary Value Death Benefit

This death benefit is not available if you purchase the Protective Income Manager rider.

At the time of application, you may select the Maximum Anniversary Value Death Benefit if the Issue Date of the Contract is before the oldest Owner’s 76th birthday.

We will determine an anniversary value for each Contract Anniversary occurring before the earlier of the older Owner’s 80th birthday or the deceased Owner’s date of death. Each anniversary value is equal to the sum of:

•	the Contract Value on that Contract Anniversary; plus

•	all Purchase Payments since that Contract Anniversary; minus

•	an adjustment for each withdrawal (including a withdrawal made under a SecurePay rider) since that Contract Anniversary.

The adjustment for each withdrawal since the relevant Contract Anniversary is the amount that reduces the Maximum Anniversary Value Death Benefit at the time of the withdrawal in the same proportion that the amount withdrawn, including any associated surrender charges, reduces the Contract Value. If the value of the Maximum Anniversary Value Death Benefit is greater than the Contract Value at the time of the withdrawal, the downward adjustment to the death benefit will be larger than the amount withdrawn.

The Maximum Anniversary Value Death Benefit will equal the greatest of (1) the Contract Value, (2) the aggregate Purchase Payments less an adjustment for each withdrawal; or (3) the greatest anniversary value attained prior to the older Owner’s 80th birthday; provided however, that the Maximum Anniversary Value Death Benefit will never be more than the Contract Value plus $1,000,000. The adjustment for each withdrawal in item (2) is the amount that reduces the Maximum Anniversary Value Death Benefit at the time of surrender in the same proportion that the amount withdrawn, including any associated surrender charges, reduces the Contract Value. If the Contract Value is lower than the Maximum Anniversary Value Death Benefit at the time of the withdrawal, the adjustment will be larger than the amount withdrawn. See Appendix A for an example of the calculation of the Maximum Anniversary Value Death Benefit.

It is possible that, at the time of an Owner’s death, the Maximum Anniversary Value Death Benefit will be no greater than the Return of Purchase Payments Death Benefit. You should consult a qualified financial advisor to carefully consider this possibility and the cost of the Maximum Anniversary Value Death Benefit before you decide whether the Maximum Anniversary Value Death Benefit is right for you.

Suspension of Maximum Anniversary Value Death Benefit. For a period of one year after any change of ownership involving a natural person, the death benefit will equal the Contract Value regardless of the type of death benefit that was selected. We will, however, continue to assess the death benefit fee during this period. During the one-year suspension period, we will continue to calculate the Maximum Anniversary Value Death Benefit; however, if any Owner dies during this period we will only pay the Contract Value as of the end of the Valuation Period during which we receive due proof of death at our Administrative Office. This means if death occurs after the one-year period has ended, we will include the Contract Value on the Contract Anniversary occurring during the one-year suspension as well as Purchase Payments received and withdrawals made during the one-year suspension when calculating the Maximum Anniversary Value Death Benefit.

Maximum Anniversary Value Death Benefit Fee

We assess a fee for the Maximum Anniversary Value Death Benefit. If you select this death benefit, you must pay a fee based on the value of the death benefit on the day the fee is assessed. This fee is assessed on a monthly basis. (See “Charges and Deductions, Death Benefit Fee.”) It is possible that

	SecurePay	SecurePay R72	Protective Income Manager (patent pending)
Purchase Payments	You cannot make Purchase Payments on or after the Benefit Election Date.	You cannot make Purchase Payments on or after the Benefit Election Date	You may make Purchase Payments until the Annuity Date.

Fee (for rider as currently offered)	1.20% maximum, 0.60% current (at time of Contract purchase) 1.40% maximum, 0.70% current (purchase under RightTime® option)	2.00% maximum, 1.00% current (at time of Contract purchase) 2.20% maximum, 1.10% current (purchase under RightTime® option)	2.00% maximum, 1.00% current (at time of Contract purchase) 2.20% maximum, 1.10% current (purchase under RightTime® option)

Eligibility	You must be at least 55 and no older than 85 to select the SecurePay rider. Withdrawals under the rider may not begin until age 59 1/2.	You must be at least 55 and no older than 85 to select the SecurePay R72 rider. Withdrawals under the rider may not begin until age 59 1/2.	You must be between the ages of 60 and 80 to elect the rider. Your minimum Contract Value, if purchased under RightTime® Option, must be $25,000.

Other

Under Single Life Coverage, the surviving spouse may immediately purchase a new rider (if available) following the death of the Covered Person.

If the rider terminates, you may purchase a new rider after 5 years.

Under Single Life Coverage, the surviving spouse may immediately purchase a new rider (if available) following the death of the Covered Person.

If the rider terminates, you may purchase a new rider after 5 years.

Under Single Life Coverage, the surviving spouse may not purchase a new rider following the death of the Covered Person. If the rider terminates, a new rider may not be purchased.

Please note that any amounts in excess of the Contract Value that we make available through withdrawals, lifetime payments, or guaranteed values under these riders are subject to our financial strength and claims-paying ability.

THE SECUREPAY RIDERS WITH RightTime® OPTION

In general, both the SecurePay riders guarantee the right to make withdrawals (“SecurePay Withdrawals”) based upon the value of a protected lifetime income benefit base (“Benefit Base”) that will remain fixed if your Contract Value has declined due to poor market performance, provided you comply with the terms and conditions applicable to the rider.

You may choose between two SecurePay riders: the basic SecurePay rider or the SecurePay R72 rider.

1.               With the basic SecurePay rider, your Benefit Base may increase on your Contract Anniversary if your Contract Value has increased, but will remain fixed if the Contract Value has declined due to poor market performance.

2.               Like the basic SecurePay rider, the SecurePay R72 rider provides for increases in your Benefit Base on your Contract Anniversary if your Contract Value has increased. SecurePay R72 also provides for potential increases in your Benefit Base of up to 7.2% each Contract Anniversary during a specified period, even if your Contract Value has not increased. The fee for the SecurePay R72 rider is higher than for the basic SecurePay rider.

Allocation Guidelines and Restrictions

In order to maintain your SecurePay rider, you must allocate your Purchase Payments and Contract Value in accordance with the Allocation Guidelines and Restrictions that we have established. The Allocation Guidelines and Restrictions are designed to limit our risk under the SecurePay riders. Please see “Allocation Guidelines and Restrictions for Protected Lifetime Income Benefits.”

Designating the Covered Person(s)

The Covered Person is the person upon whose life the SecurePay rider benefit is based. You may designate one Covered Person (Single Life Coverage) or two Covered Persons (Joint Life Coverage).

•                  If Single Life Coverage is elected, then the Owner will be the Covered Person (if there are two Owners, then the older Owner will be the Covered Person).

•                  Joint Life Coverage may be elected if there are two Owners under the Contract who are spouses or if there is one Owner and his or her spouse is the sole Primary Beneficiary under the Contract. If Joint Life Coverage is elected, then the Owner and the Owner’s spouse will be the Covered Persons.

•                  Where the Owner is a corporation, partnership, company, trust, or other “non-natural person,” the Annuitant (under Single Life Coverage) or Annuitant and Annuitant’s spouse who is the sole primary beneficiary (under Joint Life Coverage) will be the Covered Person(s).

•                  The Covered Person (or, if Joint Life Coverage is selected, one of the two Covered Persons) must be designated as the Annuitant under the Contract as of the Benefit Election Date.

Note: A change of Covered Persons after the Benefit Election Date will cause your SecurePay rider to terminate and any scheduled SecurePay Withdrawals to cease. If you remove a Covered Person (which may occur, for example, if you remove a spouse Beneficiary or add additional Primary Beneficiaries or change the Owner or Annuitant), or if you add a Covered Person (which may occur, for example, if you add a spouse as a sole Primary Beneficiary), then this would constitute a change of Covered Persons. In addition, whether a spouse continues the Contract could affect the rights and benefits under the SecurePay rider and could have tax consequences. (See “Tax Consequences — Treatment of Civil Unions and Domestic Partners.”)

Selecting Your Coverage Option. If both Owners of the Contract are spouses, or if there is one Owner and a spouse who is the sole Primary Beneficiary, you must indicate on the SecurePay Benefit Election Form whether there will be one or two Covered Persons. Please pay careful attention to this designation, as it will impact the Maximum Withdrawal Percentage and whether the SecurePay Withdrawals will continue for the life of the surviving spouse. The various coverage options are illustrated in the following table:

	Single Life Coverage	Joint Life Coverage

Single Owner/Non-spouse Beneficiary	Covered Person is the Owner. SecurePay rider expires upon death of Covered Person following the Benefit Election Date.	N/A

Single Owner/Spouse Beneficiary

Covered Person is the Owner. SecurePay rider expires upon death of Covered Person following the Benefit Election Date. Upon death of Covered Person following the Benefit Election Date, the surviving spouse may exercise the RightTime® option if he or she continues the Contract under the spousal continuation provisions. We will waive the 5-year waiting period.

Both are Covered Persons. SecurePay rider expires upon death of last surviving Covered Person following the Benefit Election Date.

•                  You may limit the value of the benefit if you begin taking SecurePay Withdrawals too soon. For example, SecurePay Withdrawals reduce your Contract Value (but not the Benefit Base) and may limit the potential for increasing the Benefit Base through higher Contract Values on Contract Anniversaries. Also, if your Benefit Election Date is within the two years of the Rider Issue Date, you will shorten the period of time during which you could increase your Benefit Base because you may not make additional Purchase Payments on or after the Benefit Election Date.

•                  Conversely, if you delay establishing the Benefit Election Date, you may shorten the Benefit Period due to life expectancy, thereby limiting the time during which you may take SecurePay Withdrawals, so you may be paying for a benefit you are not using.

•                  Selecting the SecurePay R72 rider may impact your decision of when to establish your Benefit Election Date. For more information, see “SecurePay R72 Rider” below.

Please consult your sales representative regarding the appropriate time for you to establish the Benefit Election Date and begin taking SecurePay Withdrawals.

Important Considerations

•                  All withdrawals, including SecurePay Withdrawals, reduce your Contract Value and death benefit. Surrender charges and federal and state income taxes may apply, as well as a 10% federal penalty tax if a withdrawal occurs before the Owner reaches age 59 1/2. See “Charges and Deductions, Surrender Charge” and “TAXATION OF ANNUITIES IN GENERAL, Taxation of Withdrawals and Surrenders.”

•                  All withdrawals, including SecurePay Withdrawals, count towards the free withdrawal amount under the Contract. However, we do not assess the surrender charge on SecurePay Withdrawals, even when surrender charges would apply if the withdrawal was not a SecurePay Withdrawal. We do impose a surrender charge on Excess Withdrawals and Excess Withdrawals are subject to the minimum Contract Value limitation. See “Charges and Deductions, Surrender Charge,” “Surrenders and Withdrawals, Withdrawals,” and “Taxation of Withdrawals and Surrenders.”

The SecurePay riders are designed for you to take SecurePay Withdrawals each Contract Year. SecurePay Withdrawals are aggregate withdrawals during any Contract Year on or after the Benefit Election Date that do not exceed the Annual Withdrawal Amount. Aggregate withdrawals during any Contract Year on or after the Benefit Election Date that exceed the Annual Withdrawal Amount are “Excess Withdrawals.” You should not purchase a SecurePay rider if you intend to take Excess Withdrawals.

•                  Excess Withdrawals could reduce your Benefit Base by substantially more than the actual amount of the withdrawal (described below).

•                  Excess Withdrawals may result in a significantly lower AWA in the future.

•                  Excess Withdrawals may significantly reduce or eliminate the value of the SecurePay benefit.

If you would like to make an Excess Withdrawal and are uncertain how an Excess Withdrawal will reduce your future guaranteed withdrawal amounts, then you may contact us prior to requesting the withdrawal to obtain a personalized, transaction-specific calculation showing the effect of the Excess Withdrawal.

Determining the Amount of Your SecurePay Withdrawals

The AWA is the maximum amount of SecurePay Withdrawals permitted each Contract Year. We determine your initial AWA as of the end of the Valuation Period during which we receive your completed SecurePay Benefit Election form at our Administrative Office in good order by multiplying your Benefit Base on that date by the “Maximum Withdrawal Percentage”. Where there is a single

Covered Person, the Maximum Withdrawal Percentage under either SecurePay rider is 5.0% and where two spouses are Covered Persons, the Maximum Withdrawal Percentage is 4.5%. Under certain circumstances, we may increase your AWA. See “SecurePay ME®: Increased AWA for Certain Medical Conditions,” “SecurePay NHSM: Increased AWA Because of Confinement in Nursing Home,” and “Required Minimum Distributions.”

Calculating the Benefit Base Before the Benefit Election Date

The Benefit Base is used to calculate the AWA and determine the SecurePay Fee. As the Benefit Base increases, the AWA and the amount of the SecurePay Fee increase. Your Benefit Base can never be more than $5 million.

Note: The Benefit Base is only used to calculate the AWA and the SecurePay Fee; it is not a cash value, surrender value, or death benefit, it is not available to Owners, it is not a minimum return for any Sub-Account, and it is not a guarantee of any Contract Value.

Under either SecurePay rider, we will determine your initial Benefit Base on the Rider Issue Date. If you purchase a SecurePay rider when you purchase the Contract, the Benefit Base is initially equal to your initial Purchase Payment. If you purchase a SecurePay rider after the Contract has been issued by exercising the RightTime® option, the Benefit Base is initially equal to the Contract Value as of the Rider Issue Date.

Thereafter, we increase the Benefit Base dollar-for-dollar for each Purchase Payment made within 2 years of the Rider Issue Date. We reduce the Benefit Base for each withdrawal from the Contract prior to the Benefit Period in the same proportion that each withdrawal reduces the Contract Value as of the date we process the withdrawal request.

Example: Assume your Benefit Base is $100,000, but because of poor Sub-Account performance your Contract Value has fallen to $90,000. If you make a $9,000 withdrawal, thereby reducing your Contract Value by 10% to $81,000, we would reduce your Benefit Base also by 10%, or $10,000, to $90,000.

On each Contract Anniversary following the Rider Issue Date, we also will increase the Benefit Base to equal the “SecurePay Anniversary Value” if that value is higher than the Benefit Base. On each Contract Anniversary, the “SecurePay Anniversary Value” is equal to your Contract Value on that Contract Anniversary minus any Purchase Payments made two or more years after your Rider Issue Date. If we receive a withdrawal request on a Contract Anniversary, we will deduct the withdrawal from Contract Value before calculating the SecurePay Anniversary Value.

SecurePay R72 Rider

On each Contract Anniversary, we may also increase the Benefit Base if you have purchased the SecurePay R72 rider. The SecurePay R72 rider is designed to provide for potential increases in your Benefit Base of up to 7.2% each Contract Anniversary during a specified period (“Roll-up Period”), even if your Contract Value has not increased.

Your Contract Value must be at least 50% (i.e., half) of your Benefit Base to be eligible for an increase in Benefit Base equal to the “roll-up” amount (described below) on any Contract Anniversary during the Roll-up Period. For example, if on a Contract Anniversary your Contract Value is $65,000 and the most recently calculated Benefit Base prior to that anniversary is $150,000, you will not be eligible for an increase on that anniversary equal to the “roll-up” amount because your Contract Value ($65,000) is less than 50% of your Benefit Base ($150,000 x 0.5 = $75,000).

“roll-up” amount is $720, the reduced “roll-up” amount is $6,480 ($7,200 – $720). We then calculate the SecurePay Roll-up Value by adding the “roll-up” amount of $6,480 to $90,000 (the most recently calculated Benefit Base), and determine that the SecurePay Roll-up Value is $96,480.

We will then recalculate your Benefit Base on the first Contract Anniversary to equal the greatest of:

(1)          the Benefit Base on that Contract Anniversary ($90,000);

(2)          the SecurePay Anniversary Value on that Contract Anniversary ($94,000); or

(3)          the SecurePay Roll-up Value ($96,480)

We will set your Benefit Base equal to $96,480 because the SecurePay Roll-up Value is greater than the Benefit Base on that Contract Anniversary and the SecurePay Anniversary Value on that Contract Anniversary.

Note: Withdrawals could reduce your SecurePay Roll-up Value by substantially more than the actual amount of the withdrawal. For example, assume your Benefit Base at the beginning of the Contract Year is $100,000. Assuming that you do not make any additional Purchase Payments or withdrawals and assuming your Contract Value remains at 50% or more of your Benefit Base, the SecurePay Roll-up Value on the next Contract Anniversary would be $107,200 ($100,000 + $7,200 (the 7.2% “roll-up” amount)).

Assume instead, however, that during the Contract Year you make a withdrawal of $45,000 and your Contract Value at that time is $90,000 (i.e., the withdrawal is 50% of your Contract Value). Both the Benefit Base and the “roll-up” amount are also reduced by 50%, to $50,000 and $3,600, respectively. This would result in a SecurePay Roll-up Value of $53,600 on the next Contract Anniversary ($50,000 + $3,600), rather than $107,200. Thus, the $45,000 withdrawal would reduce the SecurePay Roll-up Value by more than $45,000 — it would reduce it by $53,600 ($107,200 – $53,600).

The Roll-up Period begins on the Rider Issue Date and generally lasts for ten Contract Anniversaries. The Roll-up Period will end on the next Valuation Date following the 10th Contract Anniversary on which we increase your Benefit Base to equal either the SecurePay Anniversary Value or the SecurePay Roll-up Value. This means that when determining the 10 Contract Anniversaries that make up your Roll-up Period, we will not count Contract Anniversaries on which your Benefit Base does not increase.

However, your Roll-up Period will end sooner — on either the Benefit Election Date or the date the SecurePay R72 rider terminates (see “Terminating the SecurePay Riders”) — if either of these dates occur while your Roll-up Period is in effect. If the Roll-up Period ends, the SecurePay R72 rider may not terminate. We will continue to assess the SecurePay Fee for the SecurePay R72 rider until the SecurePay R72 rider terminates. Also, we will only include the SecurePay Roll-up Value when calculating your Benefit Base while the Roll-up Period is in effect.

Note: This means that if the Roll-up Period ends because you have established the Benefit Election Date, we will still continue to assess the SecurePay Fee until termination of the SecurePay R72 Rider. We also will assess the SecurePay Fee during times when the Roll-up Period has expired.

Note: Once you establish your Benefit Election Date, you will no longer receive any additional value from the SecurePay R72 rider. On the other hand, delaying the Benefit Election Date may limit the time during which you may take SecurePay Withdrawals, due to life expectancy. See “Beginning Your SecurePay Withdrawals.” You should carefully weigh the advantages of the SecurePay R72 rider with the disadvantages of delaying taking SecurePay Withdrawals.

withdrawal you will exceed your AWA by $1,000, and we will consider $2,000 of that withdrawal to be a SecurePay Withdrawal and $1,000 to be an Excess Withdrawal. In this case, rule (a) above applies because the Contract Value less the SecurePay Withdrawal ($110,000 – $2,000 = $108,000) is greater than your Benefit Base ($100,000). We will therefore reduce your Benefit Base by the Excess Withdrawal and your new Benefit Base will be $99,000 ($100,000 – $1,000).

However, if in the example above your Contract Value is $70,000 then rule (b) applies. In this case, we determine the reduction in your Benefit Base first by determining the proportion that the Excess Withdrawal bears to the Contract Value less SecurePay Withdrawal. We calculate this by dividing the $1,000 Excess Withdrawal by the Contract Value less the $2,000 SecurePay Withdrawal ($1,000 ÷ ($70,000 – $2,000) = 1.4706%). We will then apply this same percentage to reduce your Benefit Base. Thus your new Benefit Base will be equal to $98,529 ($100,000 – ($100,000 * 0.014706)).

The examples above do not include the effect of any surrender charges that may be applicable.

We will recalculate the Annual Withdrawal Amount on the next Contract Anniversary by multiplying the Benefit Base on that date by the Maximum Withdrawal Percentage. We also will apply a surrender charge to the Excess Withdrawal, if a surrender charge would otherwise be applicable.

Reduction of Contract Value to Zero

If the Contract Value is reduced to zero due to the deduction of fees or a SecurePay Withdrawal, the Contract will terminate and we will settle the benefit under your SecurePay rider as follows:

•                  We will pay the remaining AWA not yet withdrawn in the current Contract Year, if any, in a lump sum;

•                  We will establish an Annuity Date that is the Contract Anniversary following the date of the transaction that reduced the Contract Value to zero; and

•                  On the Annuity Date we will pay a monthly payment equal to the AWA divided by 12 until the death of the Owner, or if the rider covers two spouses, the death of the second spouse. Please note that we may accept different payment intervals.

If you request a surrender and your Contract Value at the time of the request is less than your remaining AWA for that Contract Year, we will pay you a lump sum equal to such remaining AWA.

If your Contract Value reduces to zero due to an Excess Withdrawal, we will terminate your Contract and the SecurePay rider. You will not be entitled to receive any further benefits under the SecurePay rider.

As with any distribution from the Contract, there may be tax consequences. In this regard, we intend to treat any amounts that you receive before the Annuity Date is established as described above and that are in the form of SecurePay Withdrawals as withdrawals. We intend to treat any amounts that you receive after the Annuity Date is established as described above and that are a settlement of the benefit under your SecurePay rider as annuity payments for tax purposes. See “TAXATION OF ANNUITIES IN GENERAL.”

Benefit Available on Maximum Annuity Date (oldest Owner’s or Annuitant’s 95th birthday)

You must annuitize the Contract no later than the oldest Owner’s or Annuitant’s 95th birthday (“Maximum Annuity Date”). Either SecurePay rider will terminate on the Annuity Date, whether or not you have begun your SecurePay Withdrawals.

If your SecurePay rider is in effect on the Maximum Annuity Date, in addition to the other Annuity Options available to you under your Contract, one of your Annuity Options will be to receive monthly annuity payments equal to the AWA divided by 12 for the life of the Covered Person (or the last surviving Covered Person if Joint Life Coverage was selected). If you do not select an Annuity Option, your monthly annuity payments will be the greater of (i) the AWA divided by 12 or (ii) payments based upon the Contract Value for the life of the Annuitant with a 10-year Certain Period. We must receive written notification of your election of such annuity payments at least three days but no earlier than

90 days before the Maximum Annuity Date. For more information regarding Annuity Options, including Certain Period options, see ANNUITY PAYMENTS, Annuity Options.

SecurePay Fee

We deduct a fee for each SecurePay rider that compensates us for the costs and risks we assume in providing this benefit. This SecurePay Fee is a percentage of the Benefit Base. We deduct this fee from your Contract Value on the Valuation Date that occurs after each Valuation Period containing a Monthly Anniversary Date. The SecurePay Fee is deducted from the Sub-Accounts of the Variable Account only; it is not deducted from the assets in the DCA Account or the Fixed Account. Accordingly, you must have transferred some assets from your DCA Account or the Fixed Account to Sub-Accounts in accordance with our Allocation Guidelines and Restrictions before the fee is charged.

The SecurePay Fee will vary depending on when you purchase the rider and which rider you purchase.

	Maximum	Current
Purchase of SecurePay rider at time of Contract Purchase	1.20%	0.60%
Purchase of SecurePay rider under RightTime® option	1.40%	0.70%
Purchase of SecurePay R72 rider at time of Contract Purchase	2.00%	1.00%
Purchase of SecurePay R72 rider under RightTime® option	2.20%	1.10%

We may increase the SecurePay Fee. However, we will not increase the SecurePay Fee above the maximum amounts listed in the tables above.

If we increase the SecurePay Fee, we will give you at least 30 days’ notice prior to the increase. You may elect not to pay the increase in your SecurePay Fee. If you elect not to pay the increased SecurePay Fee, your SecurePay rider will not terminate, but your Benefit Base will be capped at its then current value and you will give up the opportunity for any future increases in the Benefit Base if your Contract Value exceeds your Benefit Base on subsequent Contract Anniversaries. You will continue to be assessed your current SecurePay Fee. If you purchased the SecurePay R72 rider, we also will no longer calculate the SecurePay Roll-up Value when determining your Benefit Base if you elect not to pay the increase in your SecurePay Fee. You will continue to be assessed your current SecurePay Fee, even though you will no longer be entitled to additional SecurePay Roll-up Values. See “SecurePay R72 Rider.”

Terminating the SecurePay Riders

Both the SecurePay and the SecurePay R72 rider will terminate upon the earliest of:

•                  the Valuation Date you terminate your SecurePay rider (permitted after the rider has been in effect for at least ten years);

•                  the Valuation Date the Contract is surrendered or terminated;

•                  the Valuation Date your Contract Value reduces to zero due to an Excess Withdrawal;

•                  the Valuation Date your Contract Value reduces to zero due to poor Sub-Account performance, the deduction of fees, and/or a SecurePay Withdrawal (subject to our obligation to make monthly payments to you, as set forth above under “Reduction of Contract Value to Zero”);

•                  the Valuation Date on or after the Benefit Election Date we receive instructions from you that results in a change in Covered Person(s);

•                  for a SecurePay rider with one Covered Person, the date of the Covered Person’s death before the Annuity Date (even if the surviving spouse of the deceased Covered Person elects to continue the Contract);

•                  for a SecurePay rider with two Covered Persons, the date of death of the last surviving Covered Person before the Annuity Date;

•                  the Annuity Date (subject to any obligation we may have to make monthly payments to you under the rider, as set forth above under “Benefit Available on Maximum Annuity Date (Oldest Owner’s or Annuitant’s 95th Birthday)”); or

•                  the Valuation Date we receive instructions that are not in compliance with our Allocation Guidelines and Restrictions for Protected Lifetime Income Benefits.

Deduction of the monthly fee for the SecurePay rider ceases upon termination. We will not refund the SecurePay fees you have paid if your SecurePay rider terminates for any reason. If your SecurePay rider terminates, you may not reinstate it or purchase a new rider except as described below under “Reinstating Your SecurePay Rider Within 30 Days of Termination” and “Purchasing a New SecurePay Rider after Termination of the Prior SecurePay Rider.”

Deduction of the monthly fee for the SecurePay rider ceases upon termination.

Spousal Continuation

If the Benefit Election indicates Single Life Coverage and the SecurePay rider terminates due to the death of the Covered Person following the Benefit Election Date and the surviving spouse elects to continue the Contract and become the new Owner, the surviving spouse may also exercise the RightTime® option immediately (if it is available at that time) and purchase a new SecurePay rider. We will waive the 5-year waiting period. The surviving spouse’s benefit under the SecurePay rider will be subject to the terms and conditions of the rider in effect at that time. See “Purchasing a New SecurePay Rider after Termination of the Prior SecurePay Rider.”

If the SecurePay Benefit Election indicates Joint Life Coverage (see “Selecting Your Coverage Option”), and the surviving spouse elects to continue the Contract and the SecurePay rider, the Annual Withdrawal Amount remains the same until the next Contract Anniversary. On the next Contract Anniversary, the Benefit Base will be the greater of the Contract Value (which will reflect the addition of the Death Benefit) or the current Benefit Base and we will recalculate the Annual Withdrawal Amount, if necessary, using the Maximum Withdrawal Percentage associated with Joint Life Coverage.

Reinstating Your SecurePay Rider Within 30 Days of Termination

If your SecurePay rider terminated due to a Prohibited Allocation instruction (see “Allocation Guidelines and Restrictions for Protected Lifetime Income Benefits”) and you made no additional Purchase Payment after the termination, you may request that we reinstate the rider.

Your written reinstatement request must correct the previous Prohibited Allocation instruction by either directing us to allocate your Contract Value in accordance with our Allocation Guidelines and Restrictions and/or resume portfolio rebalancing. We must receive your written reinstatement request within 30 days of the date the rider terminated. The reinstated rider will have the same terms and conditions, including the same SecurePay Rider Issue Date, Benefit Base, AWA, SecurePay Fee and, if applicable, Maximum Withdrawal Percentage, as it had prior to termination.

Purchasing a New SecurePay Rider after Termination of the Prior SecurePay Rider

If your SecurePay rider has terminated, you may exercise the RightTime® option and purchase a new SecurePay rider before the Annuity Date if five years have passed since the termination of the prior SecurePay rider. We do not require a five-year waiting period, however, if your prior SecurePay rider terminated because of the death or change of a Covered Person during the Benefit Period.

If all the conditions to purchase a new SecurePay rider have been met, we will issue the rider upon our receipt of your written request to exercise the RightTime® option. The new rider will be subject to the terms and conditions of the SecurePay rider in effect at the time it is issued. This means:

•                  The initial Benefit Base will be equal to the Contract Value as of the new Rider Issue Date.

•                  We will impose the current SecurePay Fee in effect on the new Rider Issue Date.

regulations under Code Section 401(a)(9), may increase the amount of the RMD that must be taken from your Qualified Contract. See “QUALIFIED RETIREMENT PLANS.”

After the Benefit Election Date, we permit withdrawals from a Qualified Contract that exceed the AWA in order to satisfy the RMD for the Qualified Contract without compromising the SecurePay guarantees. In particular, if you provide us with written notice of an RMD at the time you request a SecurePay Withdrawal from your Qualified Contract, we will compute an amount that is treated under the SecurePay rider as the RMD for the calendar year with respect to your Qualified Contract. Note that although the tax law may permit you in certain circumstances to take distributions from your Qualified Contract to satisfy the RMDs with respect to other retirement plans established for your benefit, only the amount computed by us as the RMD with respect to your Qualified Contract is treated as an RMD for purposes of the SecurePay rider. Also, if you do not provide us with Written Notice of an RMD at the time you request a SecurePay Withdrawal, the entire amount by which the withdrawal exceeds any remaining AWA for the Contract Year will reduce the amount of your future AWA and could reduce your Benefit Base.

In the future, we may institute certain procedures, including requiring that RMD be established as automatic, periodic distributions, in order to ensure that RMDs for a calendar year do not exceed the AWA for the corresponding Contract Year.

In general, under either SecurePay rider, you may withdraw the greater of (i) your AWA for a contract year or (ii) the RMD attributable to your Contract that is determined as of December 31st immediately preceding the beginning of your contract year.

Note: If you submit your Benefit Election Form before the first RMD under Code Section 401(a)(9) is due, we may adjust the amount of your maximum SecurePay Withdrawal for the contract year that includes the due date for the first RMD so that the maximum amount of your withdrawal under a SecurePay rider will be the greater of your first RMD or AWA plus the greater of your second RMD or AWA minus your actual withdrawals in the previous contract year. Thereafter, the maximum allowed is the greater of the AWA or the RMD determined as of the preceding December 31st.

PROTECTIVE INCOME MANAGER (patent pending) WITH RightTime® OPTION

In general, the Protective Income Manager rider guarantees the right to make withdrawals (“Protective Income Manager Withdrawals”) each year even if your Contract Value is reduced to zero due to poor market performance, and provides fixed lifetime income payments for the life of any Covered Person (“Protected Lifetime Payments”) beginning on the Maximum Annuity Date. Protective Income Manager is specifically designed for you to withdraw all your Contract Value by the (younger) Covered Person’s 95th birthday in annual amounts that may vary from year to year (the “Optimal Withdrawal Amount”).

Note: The rider may not operate as designed if joint life coverage is selected and there is a significant age difference between the two Covered Persons. In that event, it is likely that on the Maximum Annuity Date (the older Covered Person’s 95th birthday), a substantial amount of Contract Value will still be remaining. As a result, it may be in your best interest to apply this amount to an Annuity Option instead of the rider’s Protected Lifetime Payment Annuity Option. If so, you will have paid for the rider without receiving its full benefit. If there is a significant age disparity between you and your spouse, then joint life coverage under the rider may not be appropriate for you. You should discuss this with your financial advisor to ascertain if joint life coverage will address your financial needs and be suitable for you. See “Selecting Your Coverage Option” below for factors to consider when discussing this with your advisor. Also see Appendix I for examples of joint life coverage when there is a significant age difference.

Under the Protective Income Manager rider, the Owner or Owner(s) may designate certain persons as “Covered Persons” under the Contract. See “Selecting Your Coverage Option.” These Covered Persons will be eligible to make Protective Income Manager Withdrawals each Contract Year up to a specified amount during the life of the Covered Person(s). This amount is called the “Optimal Withdrawal Amount,” and is calculated as a percentage of your Contract Value. Annual aggregate withdrawals that

•                  On the other hand, if you wait to purchase the Protective Income Manager rider, you may be able to lock in a higher minimum Optimal Withdrawal Amount if Sub-Account performance has been favorable and your Contract Value has increased. In addition, the minimum Optimal Withdrawal Amount may be higher the closer you are to a Covered Person’s 95th birthday when you elect the rider (assuming Sub-Account performance has not significantly decreased since the Contract Issue Date) as the rider is designed for you to withdraw a greater proportion of Contract Value over time.

•                  You also should consider:

•                  If you purchase the Protective Income Manager rider when you purchase the Contract, the annual Protective Income Manager fee is currently 0.10% lower than if you exercise the RightTime® option to purchase the Protective Income Manager rider after that date. The Protective Income Manager fee for new purchasers and the difference between the fee for the rider purchased at Contract issue and under the RightTime® option may change.

•                  But, if you purchase the Protective Income Manager rider too early, you may pay the Protective Income Manager fee for a longer period than is necessary. Additionally, beginning on the Rider Issue Date, your death benefit will be the Return of Purchase Payments Death Benefit (the Maximum Anniversary Value Death Benefit will not be available) and you must comply with our Allocation Guidelines and Restrictions.

Please consult your sales representative to discuss the appropriate time for you to purchase the Protective Income Manager rider.

Designating the Covered Person(s)

The Covered Person is the person upon whose life the Protective Income Manager rider benefit is based. You may designate one Covered Person (Single Life Coverage) or two Covered Persons (Joint Life Coverage).

•                  If Single Life Coverage is elected, then the Owner will be the Covered Person (if there are two Owners, then the older Owner will be the Covered Person).

•                  Joint Life Coverage may be elected if there are two Owners under the Contract who are spouses or if there is one Owner and his or her spouse is the sole Primary Beneficiary under the Contract. If Joint Life Coverage is elected, then the Owner and the Owner’s spouse will be the Covered Persons.

•                  Where the Owner is a corporation, partnership, company, trust, or other “non-natural person,” the Annuitant (under Single Life Coverage) or Annuitant and Annuitant’s spouse who is the sole beneficiary (under Joint Life Coverage) will be the Covered Person(s).

•                  The Covered Person (or, if Joint Life Coverage is selected, one of the two Covered Persons) must be designated as the Annuitant under the Contract.

Note:                             A change of Covered Persons will cause the Protective Income Manager rider to terminate and any scheduled Protective Income Manager Withdrawals to cease. If you remove a Covered Person (which may occur, for example, if you remove a spouse Beneficiary or add additional Primary Beneficiaries or change the Owner or Annuitant), or if you add a Covered Person (which may occur, for example, if you add a spouse as a sole Primary Beneficiary), then this would constitute a change of Covered Persons. In addition, whether a spouse continues the Contract could affect the rights and benefits under the Protective Income Manager rider and could have tax consequences. (See “Tax Consequences — Treatment of Civil Unions and Domestic Partners.”)

which time Protected Lifetime Payments under the rider will begin. You may also want to consider the sex of the older Covered Person, as females are more likely to live to age 95 than are males.

•                  Whether the Contract was purchased for use in connection with a Qualified Contract owned by the younger spouse. If the younger spouse is the sole Owner under the Contract, then there may be a desire for the older spouse to receive Protected Lifetime Payments under the rider in the event of the younger spouse’s death. You should discuss these payments as well as the payments you might receive under other Annuity Options under your Contract.

If there is a significant age disparity between you and your spouse, then joint life coverage under the rider may not be appropriate for you. You should discuss this with your financial advisor to ascertain if joint coverage under the Protective Income Manager rider will address your financial needs and be suitable for you.

Allocation Guidelines and Restrictions

In order to maintain the Protective Income Manager rider, you must allocate your Purchase Payments and Contract Value in accordance with the Allocation Guidelines and Restrictions that we have established. The Allocation Guidelines and Restrictions are designed to limit our risk under the Protective Income Manager rider. Please see “Allocation Guidelines and Restrictions for Protected Lifetime Income Benefits.”

Determining Your Optimal Withdrawal Amount

The Optimal Withdrawal Amount is the maximum amount that you may withdraw from your Contract Value each Contract Year without reducing or eliminating the benefits under the Protective Income Manager rider. We calculate your Optimal Withdrawal Amount each year by multiplying your Contract Value by the “Protective Income Manager Payment Factor.” This factor is based on:

•                  the age of the (younger) Covered Person on the Rider Issue Date; and

•                  the age of the (younger) Covered Person on the date we calculate the Optimal Withdrawal Amount.

Note:                             So long as you never take an Excess Withdrawal (described below), the amount you may withdraw from your Contract Value each year will never be less than your initial Optimal Withdrawal Amount.

1.               We determine your initial Optimal Withdrawal Amount as of the Rider Issue Date by multiplying the “Protective Income Manager Payment Factor” (described below) by your Contract Value on that date.

For example, assume there is one Covered Person under the Protective Income Manager rider, a 75-year old who has made an initial Purchase Payment of $100,000. As provided in the Single Life Coverage table in Appendix G, the Protective Income Manager Payment Factor is 0.06661 (because she is 75). We determine the initial Optimal Withdrawal Amount by multiplying the Protective Income Manager Payment Factor by the Contract Value. Therefore, the initial Optimal Withdrawal Amount is $6,661 (0.06661 x $100,000).

If you purchase the Protective Income Manager rider at the time you purchase the Contract and we receive an additional Purchase Payment within the first 120 days, then we will recalculate your initial Optimal Withdrawal Amount on the 120th day following the Contract Issue Date to equal the Protective Income Manager Payment Factor as of the Contract Issue Date multiplied by the total aggregate Purchase Payments received, less any withdrawals made, during the 120-day period (including your initial Purchase Payment). If the 120th day is not a Valuation Date, then we will make this calculation on the next Valuation Date. We will consider this to be your initial Optimal Withdrawal Amount for purposes of calculating future Optimal Withdrawal Amount amounts. In the future, we may recalculate the initial Optimal Withdrawal Amount sooner than the 120th day after the Contract Issue Date or more frequently than once during that 120 day period, or both.

withdrawals due to life expectancy, so you may be paying for a benefit you are not using. Please consult your sales representative regarding the appropriate time for you to begin taking Protective Income Manager Withdrawals.

Important Considerations

•                  All withdrawals, including Protective Income Manager Withdrawals, reduce your Contract Value and death benefit. Surrender charges and federal and state income taxes may apply, as well as a 10% federal penalty tax if a withdrawal occurs before the Owner reaches age 59 1/2. See “Charges and Deductions, Surrender Charge” and “TAXATION OF ANNUITIES IN GENERAL, Taxation of Withdrawals and Surrenders.”

•                  All withdrawals, including Protective Income Manager Withdrawals, count towards the free withdrawal amount under the Contract. However, we do not assess a surrender charge on Protective Income Manager Withdrawals, even when surrender charges would otherwise apply. See “Charges and Deductions, Surrender Charge.” Protective Income Manager Withdrawals are not subject to the minimum Contract Value limitation. See “Surrender and Withdrawals.”

Excess Withdrawals

An Excess Withdrawal is any portion of a withdrawal that, when aggregated with all prior withdrawals during that Contract Year, exceeds the Optimal Withdrawal Amount. We will not recalculate your Optimal Withdrawal Amount until the next Contract Anniversary, so any subsequent withdrawal you request that Contract Year is also an Excess Withdrawal. A withdrawal that causes the aggregate withdrawals for that Contract Year to exceed the Optimal Withdrawal Amount may include amounts that qualify as a Protective Income Manager Withdrawal as well as amounts that are deemed an Excess Withdrawal.

If you have instructed us to send you all or a portion of the Optimal Withdrawal Amount periodically, an Excess Withdrawal automatically terminates these periodic withdrawals. You may resume periodic Protective Income Manager Withdrawals beginning on the next Contract Anniversary based on the recalculated Optimal Withdrawal Amount by sending us Written Notice.

Excess withdrawals reduce your Contract Value and death benefit. Excess Withdrawals are subject to surrender charges and count towards the free withdrawal amount under the Contract, and federal and state income taxes may apply. Excess Withdrawals are subject to the minimum Contract Value limitation. See “Charges and Deductions, Surrender Charge,” “Surrender and Withdrawals,” and “TAXATION OF ANNUITIES IN GENERAL, Taxation of Withdrawals and Surrenders.”

Note: An Excess Withdrawal will cause a Reset on the next Contract Anniversary. This may result in a substantially lower Optimal Withdrawal Amount in the future, which could significantly reduce or even eliminate the value of the Protective Income Manager rider. See “Determining Your Optimal Withdrawal Amount.” You should not purchase the Protective Income Manager rider if you intend to take Excess Withdrawals.

If your Contract Value reduces to zero due to an Excess Withdrawal, we will terminate your Contract and the Protective Income Manager rider. You will not be entitled to receive any further benefits under the Protective Income Manager rider.

If you would like to make an Excess Withdrawal and are uncertain how an Excess Withdrawal will reduce your future guaranteed withdrawal amounts, then you may contact us prior to requesting the withdrawal to obtain a personalized, transaction-specific calculation showing the effect of the Excess Withdrawal.

Required Minimum Distributions

If the Protective Income Manager rider is purchased for use with a Qualified Contract, the Qualified Contract must comply with the required minimum distribution (RMD) rules under the Code Section 401(a)(9). The Protective Income Manager rider, and certain other benefits that the IRS may characterize as “other benefits” for purposes of the regulations under Code Section 401(a)(9), may increase the amount of the RMD that must be taken from your Qualified Contract. See “Qualified Retirement Plans.”

We permit withdrawals from a Qualified Contract that exceed the Optimal Withdrawal Amount in order to satisfy the RMD for the Qualified Contract without compromising the Protective Income Manager guarantee. In particular, if you provide us with written notice of an RMD at the time you request a Protective Income Manager Withdrawal from your Qualified Contract, we will compute an amount that is treated under the Protective Income Manager rider as the RMD for the calendar year with respect to your Qualified Contract. Note that although the tax law may permit you in certain circumstances to take distributions from your Qualified Contract to satisfy the RMDs with respect to other retirement plans established for your benefit, only the amount computed by us as the RMD with respect to your Qualified Contract is treated as an RMD for purposes of the Protective Income Manager rider. Also, if you do not provide us with Written Notice of an RMD at the time you request a Protective Income Manager Withdrawal, the entire amount by which the withdrawal exceeds any remaining Optimal Withdrawal Amount for the Contract Year will reduce the amount of your future Optimal Withdrawal Amount and could reduce or eliminate the benefit under the Protective Income Manager rider.

In the future, we may institute certain procedures, including requiring that the RMD be established as automatic, periodic distributions, in order to ensure that RMDs for a calendar year do not exceed the Optimal Withdrawal Amount for the corresponding Contract Year.

In general, under the Protective Income Manager rider, you may withdraw the greater of (i) your Optimal Withdrawal Amount for a Contract Year or (ii) the RMD attributable to your Contract that is determined as of December 31st immediately preceding the beginning of your Contract Year.

Note: If you begin taking Protective Income Manager Withdrawals before the first RMD under Code Section 401(a)(9) is due, we may adjust the amount of your maximum Protective Income Manager Withdrawal for the Contract Year that includes the due date for the first RMD so that the maximum amount of your withdrawal under the Protective Income Manager rider will be the greater of your first RMD or Optimal Withdrawal Amount plus the greater of your second RMD or Optimal Withdrawal Amount minus your actual withdrawals in the previous Contract Year. Thereafter, the maximum allowed is the greater of the Optimal Withdrawal Amount or the RMD determined as of the preceding December 31st.

Reduction of Contract Value to Zero

If your Contract Value is reduced to zero due to poor Sub-Account performance, the deduction of fees, and/or a Protective Income Manager Withdrawal, we will terminate your rider and settle the benefit under your Protective Income Manager rider as follows:

•             We will pay your remaining Optimal Withdrawal Amount in accordance with your instructions until the Contract Anniversary following the date of the transaction that reduced the Contract Value to zero;

•             We will establish an Annuity Date that is the Contract Anniversary following the date of the transaction that reduced the Contract Value to zero;

•             We will continue to recalculate your Optimal Withdrawal Amount on each Contract Anniversary until the earlier of the death of the Covered Person (or last surviving Covered Person if Joint Life Coverage was selected) or the Maximum Annuity Date. As described above under “Determining your Optimal Withdrawal Amount,” your Optimal Withdrawal Amount on each Contract Anniversary is equal to your Contract Value multiplied by the Protective Income Manager Payment Factor, and will always be at least the greater of: (a) 90% of your Optimal Withdrawal Amount for the prior Contract Year; or (b) your initial Optimal Withdrawal Amount (or your Optimal Withdrawal Amount as of the most recent Reset Date, if applicable). Because your Contract Value will be zero, this means your Optimal Withdrawal Amount will decrease by 10% each Contract Year, but will never drop below your initial Optimal Withdrawal Amount (or your Optimal Withdrawal Amount as of the most recent Reset Date, if applicable).

•             If a Covered Person (or last surviving Covered Person if Joint Life Coverage was selected) is alive on the Maximum Annuity Date, then you will begin receiving Protected Lifetime Payments as described below under “Protected Lifetime Payments Available on Maximum Annuity Date (Oldest Owner’s or Annuitant’s 95th Birthday).”

•             If Single Life Coverage was selected and the Covered Person dies, no further payments (i.e., the Optimal Withdrawal Amount or the Protected Lifetime Payment Amount, as applicable) are payable. If Joint Life Coverage was selected and one Covered Person dies, the remaining payments (i.e., the Optimal Withdrawal Amount or the Protected Lifetime Payment Amount, as applicable) will be made at least as rapidly as they were made prior to the death of the first Covered Person.

If you request a surrender and your Contract Value at the time of the request is less than your remaining Optimal Withdrawal Amount for that Contract Year, we will pay you a lump sum equal to such remaining Optimal Withdrawal Amount. As with any distribution from the Contract, there may be tax consequences. In this regard, we intend to treat any amounts that you receive after the Contract Value is reduced to zero due to poor Sub-Account performance, the deduction of fees, and/or a Protective Income Manager Withdrawal as annuity payments for tax purposes. See “TAXATION OF ANNUITIES IN GENERAL.”

If your Contract Value reduces to zero due to an Excess Withdrawal, we will terminate your Contract and the Protective Income Manager rider. You will not be entitled to receive any further benefits under the Protective Income Manager rider.

Protected Lifetime Payments Available on Maximum Annuity Date (Oldest Owner’s or Annuitant’s 95th Birthday)

The Protective Income Manager rider will terminate on the Annuity Date, whether or not you have begun your Protective Income Manager Withdrawals. You must annuitize the Contract no later than the Maximum Annuity Date.

If your Protective Income Manager rider is in effect on the Maximum Annuity Date, then you may select one of the Annuity Options available to you under your Contract (see “ANNUITY PAYMENTS, Annuity Options”) or the Protective Income Manager rider’s Protected Lifetime Payment Annuity Option. This option provides fixed monthly annuity payments for the life of the Covered Person (or last surviving Covered Person if Joint Life Coverage was selected), as follows:

1.          If no Reset Date has occurred under the Protective Income Manager rider, then each Protected Lifetime Payment will be equal to your initial Optimal Withdrawal Amount divided by 12.

2.          If any Reset Date has occurred under the Protective Income Manager rider because you have taken one or more Excess Withdrawals, then each Protected Lifetime Payment will be equal to the lesser of: (a) your initial Optimal Withdrawal Amount, divided by 12; or (b) the Optimal Withdrawal Amount calculated on the most recent Reset Date, divided by 12.

If you do not select an Annuity Option, your monthly annuity payments will be the greater of (i) the Protected Lifetime Payments described above; or (ii) payments based upon the Contract Value for the life of the Annuitant with a 10-year Certain Period. We must receive written notification of your election of such annuity payments at least three days but no earlier than 90 days before the Maximum Annuity Date. For more information regarding Annuity Options, including Certain Period options, see “ANNUITY PAYMENTS, Annuity Options.”

Important Considerations. Please consult your financial adviser to discuss whether to elect the rider’s Protected Lifetime Payment Annuity Option or one of the Annuity Options available on the Maximum Annuity Date. Among other things, you should consider the amount of the payments you would receive under each available option, your tax situation, whether you want variable or fixed payments, your need for income over the life of one or two individuals, and whether you desire to leave any benefit to your Beneficiary(ies).

Death of a Covered Person Before the Annuity Date

If there is one Covered Person and he or she dies before the Annuity Date, the Protective Income Manager rider terminates upon the Covered Person’s death. If there are two Covered Persons and one dies before the Annuity Date, we will continue the Contract and the Protective Income Manager rider and continue to calculate the Optimal Withdrawal Amount as if no death had occurred so long as the Contract is not terminated by the surviving spouse. See “Death Benefit.”

If you purchase the Protective Income Manager rider, your death benefit under the Contract will be the Return of Purchase Payments Death Benefit. The Maximum Anniversary Value Death Benefit is not available under the Protective Income Manager rider. If you selected the Maximum Anniversary Value Death Benefit when you purchased your Contract and you later purchase the Protective Income Manager rider under our RightTime® option, we will pay the Return of Purchase Payments Death Benefit at the time of an Owner’s death. If the value of your Maximum Anniversary Value Death Benefit at the time you elect the Protective Income Manager rider is greater than the value of the Return of Purchase Payments Death Benefit at that time, then you will forfeit this excess. We will stop assessing the fee for the Maximum Anniversary Value Death Benefit when we issue the Protective Income Manager rider, but will not refund the fees you paid for the Maximum Anniversary Value Death Benefit before that date.

Protective Income Manager Fee

We deduct a monthly fee for the Protective Income Manager rider that compensates us for the costs and risks we assume in providing this benefit. The fee is a percentage of the greatest of:

a)         the Contract Value on each Monthly Anniversary Date;

b)        the Contract Value on the later of the Rider Issue Date or the most recent Reset Date; or

c)         if the rider is purchased on the Contract Issue Date, the sum of all Purchase Payments received (including your initial Purchase Payment), less any withdrawals made, during the 120-day period following the Contract Issue Date. (During the 120-day period fees are based upon your initial Purchase Payment.) If the 120th day is not a Valuation Date, then we will make this calculation on the next Valuation Date.

The percentage is currently 1.00% (on an annual basis) if you purchase the rider when you purchase the Contract and 1.10% (on an annual basis) if you purchase the rider under our RightTime® option.

We calculate the monthly Protective Income Manager fee on each Monthly Anniversary Date following the Rider Issue Date, and continue to calculate the fee monthly through the Annuity Date. We deduct the fee on the following Valuation Date from the Sub-Accounts of the Variable Account only. The fee is not deducted from the assets in the DCA Account or the Fixed Account. Accordingly, you must have transferred some assets from your DCA Account or the Fixed Account to one or more Sub-Accounts in accordance with our Allocation Guidelines and Restrictions before the fee is charged. We treat the deduction of the monthly fee as a withdrawal, but we will not reduce any free surrender amount available under the Contract, and we will not treat the deduction as an Excess Withdrawal under the rider.

We reserve the right to increase the Protective Income Manager fee, but it will never exceed 2.20% (if purchased under our RightTime® option) or 2.00% (if purchased at time of Contract issue) on an annual basis. If we increase the Protective Income Manager fee, we will give you at least 30 days’ notice prior to the increase. You may elect not to pay the increase in your Protective Income Manager fee. We must receive your Written Notice declining the increase before the end of the Valuation Period during which the new Protective Income Manager fee becomes effective. If you elect not to pay an increase in your Protective Income Manager Fee, then we will “lock in” your most recent Protective Income Manager Payment Factor and will use this factor when we calculate your Optimal Withdrawal Amount on all future Contract Anniversaries. Your Protective Income Manager Payment Factor will never change, even if there is a Reset following the date you elect not to pay the fee increase. This could ultimately mean a significant reduction in your future Optimal Withdrawal Amount because the Protective Income Manager

Payment Factors are designed to increase each year. You should carefully consider whether or not it is in your best interest to decline an increase in the Protective Income Manager fee.

Terminating the Protective Income Manager Rider

We will terminate the Protective Income Manager rider upon the earliest of:

•             the Valuation Date you terminate the Protective Income Manager rider (permitted after the Protective Income Manager rider has been in effect for at least ten years);

•             the Valuation Date the Contract is surrendered or terminated;

•             the Valuation Date your Contract Value reduces to zero due to an Excess Withdrawal;

•             the Valuation Date your Contract Value reduces to zero due to poor Sub-Account performance, the deduction of fees, and/or a Protective Income Manager Withdrawal (subject to our obligation to make monthly payments to you, as set forth above under “Reduction of Contract Value to Zero”);

•             the Valuation Date we receive instructions from you that results in a change in Covered Person(s);

•             for a Protective Income Manager rider with one Covered Person, the date of the Covered Person’s death before the Annuity Date (even if the surviving spouse of the deceased Covered Person elects to continue the Contract);

•             for a Protective Income Manager rider with two Covered Persons, the date of death of the last surviving Covered Person before the Annuity Date;

•             the Annuity Date (subject to any obligation we may have to make Protected Lifetime Payments to you, as set forth above under “Protected Lifetime Payments Available on Maximum Annuity Date (Oldest Owner’s or Annuitant’s 95th Birthday)”); or

•             the Valuation Date we receive instructions that are not in compliance with our Allocation Guidelines and Restrictions for Protected Lifetime Income Benefits.

Deduction of the monthly fee for the Protective Income Manager rider ceases upon termination. We will not refund the Protective Income Manager fees you have paid if the Protective Income Manager rider terminates for any reason. If the Protective Income Manager rider terminates, you may not reinstate it or purchase a new rider except as described below under “Reinstating the Protective Income Manager rider within 30 Days of Termination.”

Reinstating the Protective Income Manager rider within 30 Days of Termination

If your Protective Income Manager rider terminated due to a Prohibited Allocation instruction (see “Allocation Guidelines and Restrictions for Protected Lifetime Income Benefits”), you may request that we reinstate the rider.

Your written reinstatement request must correct the previous Prohibited Allocation instruction by either directing us to allocate your Contract Value and/or resume portfolio rebalancing in accordance with our Allocation Guidelines and Restrictions for Protected Lifetime Income Benefits. We must receive your written reinstatement request within 30 days of the date the rider terminated. The reinstated rider will have the same terms and conditions, including the same Rider Issue Date, Optimal Withdrawal Amount, and Protective Income Manager fee as it had prior to termination. We will deduct any fees and make any other adjustments that were scheduled during the period of termination so that after the reinstatement, the Protective Income Manager rider will be as though the termination never occurred.

Tax Consequences

Treatment of Civil Unions and Domestic Partners. The Protective Income Manager rider’s provisions relating to marital status are interpreted under applicable state law. For example, if the state law governing the Protective Income Manager rider treats individuals who are in a bona fide civil union or a domestic partnership as married, or the parties to a valid same sex marriage as spouses, such treatment will be recognized under the rider. As described above in “Death Benefit — Continuation of the Contract by a

Surviving Spouse”, however, DOMA is the controlling law when determining whether individuals are married (or are spouses) for federal tax purposes and when interpreting certain provisions of the Contract to which the Protective Income Manager rider is attached. As a result, a beneficiary of a deceased owner who was treated as married to the owner under state law and for purposes of the Protective Income Manager rider, but whose marriage is not recognized by DOMA, will be required to take distributions from the Contract in the manner applicable to nonspouse beneficiaries. In some circumstances, these required distributions could substantially reduce or eliminate the value of the Protective Income Manager rider benefit.

An individual who is treated as a spouse for state law purposes, but not for DOMA, should not purchase the Protective Income Manager rider before consulting legal and financial advisors, and carefully evaluating whether the Protective Income Manager rider is suitable for her or his needs.

Other Tax Matters. For a general discussion of tax consequences specific to the Protective Income Manager rider, see “TAXATION OF ANNUITIES IN GENERAL, Tax Consequences of Protected Lifetime Income Benefits and QUALIFIED RETIREMENT PLANS, Protected Lifetime Income Benefits.”

ALLOCATION GUIDELINES AND RESTRICTIONS FOR PROTECTED LIFETIME INCOME BENEFITS

In order to maintain either SecurePay rider or the Protective Income Manager rider, you must allocate your Purchase Payments and Contract Value in accordance with the Allocation Guidelines and Restrictions that we have established. The Allocation Guidelines and Restrictions are designed to limit our risk under these riders.

Specifically, you must: (1) allocate all of your Purchase Payments and Contract Value in accordance with the Allocation by Investment Category guidelines (described below), or (2) allocate all of your Purchase Payments and Contract Value in accordance with one of the three eligible Benefit Allocation Model Portfolios (described below). You may also allocate your Purchase Payments to the dollar cost averaging (“DCA”) Account(s), provided that transfers from the DCA Account are allocated to the Sub-Accounts in accordance with the Allocation Guidelines and Restrictions described above. In addition, you also must participate in the Allocation Adjustment Program.

NOTE: You may not allocate any of your Purchase Payments or Contract Value to the Fixed Account. Before you can purchase a SecurePay rider or the Protective Income Manager rider under the RightTime option, you must transfer any Contract Value in the Fixed Account to one or more of the Sub-Accounts consistent with the rider’s Allocation Guidelines and Restrictions.

Allocation by Investment Category. The following Allocation by Investment Category guidelines specify the minimum and maximum percentages of your Contract Value that must be allocated to each of the three categories of Sub-Accounts listed below in order for you to remain eligible for benefits under a SecurePay rider or the Protective Income Manager rider (unless you are fully invested in a Benefit Allocation Model, as described above). You can select the percentage of Contract Value to allocate to individual Sub-Accounts within each group, but the total investment for all Sub-Accounts in a group must comply with the specified minimum and maximum percentages for that group.

These Allocation by Investment Category guidelines may not be consistent with an aggressive investment strategy. You should consult with your registered representative to determine if they are consistent with your investment objectives.

If you allocate your Purchase Payments and Contract Value in accordance with one of the eligible Benefit Allocation Model Portfolios, we will allocate your Purchase Payments and transfers out of the DCA Accounts, as the case may be, in accordance with the Benefit Allocation Model Portfolio you selected. If you purchase a SecurePay rider or the Protective Income Manager rider under the RightTime® option, we will allocate existing Sub-Account and Fixed Account values to the Benefit Allocation Model Portfolio that you selected. Although you may allocate all or part of your Purchase Payments and Contract Value to a Benefit Allocation Model Portfolio, you may only select one Benefit Allocation Model Portfolio at a time. You may, however, change your Benefit Allocation Model Portfolio selection provided the new portfolio is one specifically permitted for use with the SecurePay riders or the Protective Income Manager rider. You may not allocate any portion of your Purchase Payments or Contract Value to the Fixed Account.

The Allocation Adjustment Program (patent pending).  If you select the SecurePay, SecurePay R72, or the Protective Income Manager rider you must participate in the Allocation Adjustment Program. As with the Allocation by Investment Category guidelines and the Benefit Allocation Model Portfolios, the Allocation Adjustment Program is designed to limit our risk under these riders.

Under this program, we will monitor the performance of each Sub-Account in Category 2 and 3 of the Allocation by Investment Categories (see “Allocation by Investment Category” above). We will not monitor the Oppenheimer Money Fund Sub-Account or any of the other Sub-Accounts in Category 1. If, on any Monthly Anniversary Date after the first Contract Anniversary, the Accumulation Unit value of a Sub-Account in Category 2 or 3 drops below a specified level the Sub-Account will be temporarily “restricted” from allocations of Purchase Payments and Contract Value and we will transfer all existing Contract Value in the Sub-Account to the Oppenheimer Money Fund Sub-Account.

Under the Allocation Adjustment Program, we calculate a 12-month Simple Moving Average (“SMA”) for each Sub-Account on each Monthly Anniversary Date. Each Sub-Account’s SMA is the average Accumulation Unit value for that Sub-Account based on its Accumulation Unit value on the current Monthly Anniversary Date and each of the last 11 Monthly Anniversary Dates.

•                  For example, assume a Sub-Account’s Accumulation Unit values were $4.19, 3.81, 3.29, 2.98, 3.15, 3.33, 2.94, 3.73, 4.53, 5.35, 5.41, and 5.76 on each of the 12 most recent Monthly Anniversary Dates. Based on these Accumulation Unit values, its SMA on the most recent Monthly Anniversary Dates would be $4.04 (the sum of the 12 most recent Monthly Anniversary Dates’ (Accumulation Unit values divided by 12).

If a Sub-Account has not been in existence for 12 months, we will calculate the SMA using the net asset value of the Fund in which the Sub-Account invests, adjusted for Contract charges and expenses, for each month no Accumulation Unit value is available.

Once we calculate a Sub-Account’s SMA on a Monthly Anniversary Date, we then compare that SMA to the Sub-Account’s current Accumulation Unit value on that Monthly Anniversary Date. If the Sub-Account’s current Accumulation Unit value is equal to or less than the Sub-Account’s SMA over the 12 most recent Monthly Anniversary Dates, then we will consider the Sub-Account to be restricted. This means:

•                  On that Monthly Anniversary Date, we will transfer any Contract Value you have in the restricted Sub-Account to the Oppenheimer Money Fund Sub-Account;

•                  You may not allocate Purchase Payments or transfer Contract Value into a restricted Sub-Account;

•                  If we receive instructions from you on or after that Monthly Anniversary Date requesting an allocation or transfer to the restricted Sub-Account, we will allocate or transfer the requested amount to the restricted Sub-Account, and then immediately transfer the amount to the Oppenheimer Money Fund Sub-Account;

•                  When effecting periodic portfolio rebalancing, we will “re-balance” your Variable Account value according to your most recent allocation instructions, but will include the Oppenheimer Money Fund Sub-Account in place of the restricted Sub-Account; and

•                  Any automatic transfers from the DCA Account or the Fixed Account to the restricted Sub-Account will be redirected to the Oppenheimer Money Fund Sub-Account.

If you elect a SecurePay rider, we impose a surrender charge on Excess Withdrawals but not on SecurePay Withdrawals. If you elect the Protective Income Manager rider, we impose a surrender charge on Excess Withdrawals but not on Protective Income Manager Withdrawals. (See “Protected Lifetime Income Benefits.”)

Free Withdrawal Amount

Each Contract Year you may withdraw a specified amount, called the “free withdrawal amount”, from your Contract without incurring a surrender charge. During the first Contract Year the free withdrawal amount is equal to 10% of your initial Purchase Payment. In any subsequent Contract Year the free withdrawal amount is equal to the greatest of: (1) the earnings in your Contract as of the prior Contract Anniversary; (2) 10% of your cumulative Purchase Payments as of the prior Contract Anniversary; or (3) 10% of the Contract Value as of the prior Contract Anniversary. For the purpose of determining the free withdrawal amount, earnings equal the Contract Value minus the Purchase Payments not previously assessed with a surrender charge, both measured as of the Contract Anniversary for which values are being determined. Withdrawals in excess of the free withdrawal amount in any Contract Year may be subject to surrender charges. Withdrawals, including withdrawals of the free withdrawal amount, may be subject to income taxation and may be subject to a 10% federal penalty tax if taken before the Owner reaches age 59 1/2. (See “Taxation of Annuities in General, Taxation of Withdrawals and Surrenders.”)

If you elect a SecurePay rider, we count SecurePay Withdrawals and Excess Withdrawals when determining the free withdrawal amount. If you elect the Protective Income Manager rider, we count Protective Income Manager Withdrawals and Excess Withdrawals when determining the free withdrawal amount. (See “Protected Lifetime Income Benefits.”)

Determining the Surrender Charge

We calculate the surrender charge in the following manner:

1.               We deduct any available free withdrawal amount from the requested withdrawal amount;

2.               We allocate any withdrawal amount in excess of any free withdrawal amount to Purchase Payments (or portions of Purchase Payments) not previously assessed a surrender charge on a “first-in, first-out” (FIFO) basis; and

3.               If there is still a portion of the withdrawal amount that has not been allocated (which may occur if the amount withdrawn exceeds the free withdrawal amount plus Purchase Payments not previously assessed a surrender charge, for example, if there has been gain in the Contract Value since the previous Contract Anniversary), then we will allocate this remaining amount pro-rata to such Purchase Payments.

The surrender charge is the total of each of these allocated amounts multiplied by its applicable surrender charge percentage, as shown below. If, at the time of withdrawal, all Purchase Payments have already been withdrawn from the Contract, then we will apply the surrender charge percentage associated with the most recent Purchase Payment we accepted to the amount withdrawn (in excess of any free withdrawal amount).

Number of Full Years Elapsed Between the Date Purchase Payment was Accepted and the Date of Surrender	L Series	B Series
0	7.0%	7.0%
1	7.0%	6.0%
2	6.0%	6.0%
3	6.0%	5.0%
4	0%	4.0%
5	0%	3.0%
6	0%	2.0%
7+	0%	0%

Refer to Appendix B for an example of how the surrender charge is calculated.

We will monitor the amount of the surrender charge we assess such that the amount of any surrender charge we impose, when added to any surrender charge previously paid on the Contract, will not exceed nine percent (9%) of aggregate Purchase Payments made to date for your Contract.

Deduction of the Surrender Charge on Withdrawals

We will deduct the surrender charge associated with a withdrawal either from the amount withdrawn (a “gross” withdrawal) or from your remaining Contract Value (a “net” withdrawal), based on your instructions.

•                  In a “gross” withdrawal, you request a specific withdrawal amount, and we reduce that amount by the amount of the surrender charge. Therefore, you will receive less than the dollar amount of the withdrawal you requested.

•                  In a “net” withdrawal, you request a specific withdrawal amount, and we deduct the surrender charge from your remaining Contract Value by withdrawing the charge from the Investment Options in which you invest in the same proportion as the withdrawal upon which the charge is assessed. Therefore, we will deduct a larger amount from your Contract Value than the withdrawal amount you specified.

If you choose to have us withhold for taxes, we will reduce the amount we pay you by the amount we withhold.

If you do not indicate whether you would like a “gross” or a “net” withdrawal when you submit your withdrawal request, then we will process your withdrawal request as a gross withdrawal.

Waiver of Surrender Charges

We will not apply a surrender charge if you fully surrender your Contract when the Contract Value is 25% or less of the value of the death benefit.

We may decrease or waive surrender charges on Contracts issued to a trustee, employer or similar entity pursuant to a retirement plan or when sales are made in a similar arrangement where offering the Contracts to a group of individuals under such a program results in savings of sales expenses. We will determine the entitlement to such a reduction in surrender charge.

We may also waive surrender charges on withdrawals taken as a minimum distribution required under federal or state tax laws on amounts attributable to Protective Life annuity contracts. (See “Qualified Retirement Plans”.) During any Contract Year, the total amount of such withdrawals will reduce the free withdrawal amount available on any subsequent withdrawal.

We also may waive surrender charges (1) for Contracts issued in connection with fee-only arrangements between the purchaser and the registered representative of the selling broker-dealer and (2) for Contracts issued to employees and registered representatives of any member of the selling group, or to officers, directors, trustees or bona-fide full time employees of Protective Life or the investment advisors of any of the Funds or their affiliated companies (based upon the Owner’s status at the time the Contract is purchased). In either case, no marketing expenses or sales commissions are associated with such Contracts.

Mortality and Expense Risk Charge

To compensate Protective Life for assuming mortality and expense risks, we deduct a daily mortality and expense risk charge. We deduct the mortality and expense risk charge only from the Variable

SecurePay and SecurePay R72 Fee

We deduct a fee for the SecurePay riders that compensates us for the costs and risks we assume in providing this benefit. This SecurePay Fee is a percentage of the Benefit Base. We deduct this fee from your Contract Value on the Valuation Date that occurs after each Valuation Period containing a Monthly Anniversary Date.

	Maximum	Current
Purchase of SecurePay rider at time of Contract Purchase	1.20%	0.60%
Purchase of SecurePay rider under RightTime® option	1.40%	0.70%
Purchase of SecurePay R72 rider at time of Contract Purchase	2.00%	1.00%
Purchase of SecurePay R72 rider under RightTime® option	2.20%	1.10%

We may increase the SecurePay Fee. However, we will not increase the SecurePay Fee above the maximum amounts listed in the table above.

If we increase the SecurePay Fee, we will give you at least 30 days’ notice prior to the increase. You may elect not to pay the increase in your SecurePay Fee. If you elect not to pay the increased SecurePay Fee, your SecurePay rider will not terminate, but your Benefit Base will be capped at its then current value (i.e., your SecurePay Anniversary Value will be reset to $0) and you will give up the opportunity for any future increases in the Benefit Base if your Contract Value exceeds your Benefit Base on subsequent Contract Anniversaries. You will continue to be assessed your current SecurePay Fee. If you purchased the SecurePay R72 rider, we also will no longer calculate the SecurePay Roll-up Value when determining your Benefit Base if you elect not to pay the increase in your SecurePay Fee. You will continue to be assessed your current SecurePay Fee, even though you will no longer be entitled to additional SecurePay Roll-up Values. See “SecurePay With RightTime® Option.”

SecurePay Medical Evaluation Fee. Under the SecurePay riders, we will assess a charge for evaluating your request for an increased Annual Withdrawal Amount (“AWA”) if we determine that you qualify for an increased AWA and you elect to begin taking your SecurePay Withdrawals at the increased AWA. However, if you request an increase in AWA under the SecurePay ME feature more than twice, we will deduct the charge from your current Contract Value whether or not we determine that you qualify for an increased AWA and whether or not you begin taking your SecurePay Withdrawals at the increased AWA. The current fee is $150 for Single Coverage and $300 for Joint Coverage if the AWA is increased. Although we may increase this charge, it will not be more than $300 per Covered Person. We will deduct the charge from your current Contract Value when you submit your Benefit Election Form. It is possible that this fee (or some portion thereof) could be treated for federal tax purposes as a withdrawal from the Contract. (See “Federal Tax Matters.”)

Protective Income Manager Fee

We deduct a monthly fee for the Protective Income Manager rider that compensates us for the costs and risks we assume in providing this benefit. The fee is a percentage of the greatest of:

a)              the Contract Value on each Monthly Anniversary Date;

b)             the Contract Value on the later of the Rider Issue Date or the most recent Reset Date; or

c)              if the rider is purchased on the Contract Issue Date, the sum of all Purchase Payments received (including your initial Purchase Payment), less any withdrawals made, during the 120-day period following the Contract Issue Date. (During the 120-day period fees are based upon your initial Purchase Payment.) If the 120th day is not a Valuation Date, then we will make this calculation on the next Valuation Date.

The percentage is currently 1.00% (on an annual basis) if you purchase the rider when you purchase the Contract and 1.10% (on an annual basis) if you purchase the rider under our RightTime® option.

We calculate the monthly Protective Income Manager fee on each Monthly Anniversary Date following the Rider Issue Date, and continue to calculate the fee monthly through the Annuity Date. We deduct the fee on the following Valuation Date from the Sub-Accounts of the Variable Account only. The fee is not deducted from the assets in the DCA Account or the Fixed Account. Accordingly, you must have transferred some assets from your DCA Account or the Fixed Account to one or more Sub-Accounts in accordance with our Allocation Guidelines and Restrictions before the fee is charged. We treat the deduction of the monthly fee as a withdrawal, but we will not reduce any free surrender amount available under the Contract, and we will not treat the deduction as an Excess Withdrawal under the rider.

We reserve the right to increase the Protective Income Manager fee, but it will never exceed 2.20% (if purchased under our RightTime® option) or 2.00% (if purchased at time of Contract issue) on an annual basis. If we increase the Protective Income Manager fee, we will give you at least 30 days’ notice prior to the increase. You may elect not to pay the increase in your Protective Income Manager fee. We must receive your Written Notice declining the increase before the end of the Valuation Period during which the new Protective Income Manager fee becomes effective. If you elect not to pay the increased Protective Income Manager fee, then we will “lock in” your most recent Protective Income Manager Payment Factor and will use this factor when we calculate your Optimal Withdrawal Amount on all future Contract Anniversaries. Your Protective Income Manager Payment Factor will never change, even if there is a Reset following the date you elect not to pay the fee increase. This could ultimately mean a significant reduction in your future Optimal Withdrawal Amount because the Protective Income Manager Payment Factors are designed to increase each year. You should carefully consider whether or not it is in your best interest to decline an increase in the Protective Income Manager fee. See “Protective Income Manager with RightTime® Option.”

Transfer Fee

Currently, there is no charge for transfers. Protective Life reserves the right, however, to charge $25 for each transfer after the first 12 transfers in any Contract Year. For the purpose of assessing the fee, we would consider each request to be one transfer, regardless of the number of Investment Options affected by the transfer in one day. We would deduct the fee from the amount being transferred.

Contract Maintenance Fee

Prior to the Annuity Date, we deduct a contract maintenance fee of $35 from the Contract Value on each Contract Anniversary, and on any day that you surrender the Contract other than the Contract Anniversary. We will deduct the contract maintenance fee from the Investment Options in the same proportion as their values are to the Contract Value. We will waive the contract maintenance fee in the event the Contract Value or the aggregate Purchase Payments reduced by surrenders and associated surrender charges (if applicable) equals or exceeds $100,000 on the date we are to deduct the contract maintenance fee.

Fund Expenses

The net assets of each Sub-Account of the Variable Account will reflect the investment management fees and other operating expenses the Funds incur. For each Fund, an investment manager receives a daily fee for its services. Some Funds also deduct 12b-1 fees from Fund assets. Over time these fees, which are paid out of a Fund’s assets on an ongoing basis, will increase the cost of an investment in Fund shares. (See the prospectuses for the Funds for information about the Funds.)

Premium Taxes

Some states impose premium taxes at rates currently ranging up to 3.5%. If premium taxes apply to your Contract, we will deduct them from the Purchase Payment(s) when accepted or from the Contract Value upon a withdrawal or surrender, death or annuitization.

Other Taxes

Currently, no charge will be made against the Variable Account for federal, state or local taxes other than premium taxes. We reserve the right, however, to deduct a charge for taxes attributable to the operation of the Variable Account.

available for withdrawals or a surrender. However, in the future we may allow a partial annuitization subject to our then applicable rules and procedures.

Minimum Amounts

If your Annuity Value is less than $2,000 on the Annuity Date, we reserve the right to pay the Annuity Value in one lump sum. If at any time your annuity income payments are less than the minimum payment amount according to the Company’s rules then in effect, we reserve the right to change the frequency to an interval that will result in a payment at least equal to the minimum.

Death of Annuitant or Owner After Annuity Date

In the event of the death of any Owner on or after the Annuity Date, the Beneficiary will become the new Owner. If any Owner or Annuitant dies on or after the Annuity Date and before all benefits under the Annuity Option you selected have been paid, we will pay any remaining portion of such benefits at least as rapidly as under the Annuity Option in effect when the Owner or Annuitant died. After the death of the Annuitant, any remaining payments shall be payable to the Beneficiary unless you specified otherwise before the Annuitant’s death.

YIELDS AND TOTAL RETURNS

From time to time, Protective Life may advertise or include in sales literature yields, effective yields, and total returns for the Sub-Accounts. These figures are based on historic results and do not indicate or project future performance.

Yields, effective yields, and total returns for the Sub-Accounts are based on the investment performance of the corresponding Funds. The Funds’ performance also reflects the Funds’ expenses, including any 12b-1 fees. Certain of the expenses of each Fund may be reimbursed by the investment manager. (See the Prospectuses for the Funds.)

Yields

The yield of the Oppenheimer Money Fund Sub-Account refers to the annualized income generated by an investment in the Sub-Account over a specified seven-day period. The yield is calculated by assuming that the income generated for that seven-day period is generated each seven day period over a 52 week period and is shown as a percentage of the investment. The effective yield is calculated similarly but when annualized the income earned by an investment in the Sub-Account is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

The yield of a Sub-Account (except the Oppenheimer Money Fund Sub-Account) refers to the annualized income generated by an investment in the Sub-Account over a specified 30 day or one-month period. The yield is calculated by assuming that the income generated by the investment during that 30 day or one month period is generated each period over a 12 month period and is shown as a percentage of the investment.

Total Returns

The total return of a Sub-Account refers to return quotations assuming an investment under a Contract has been held in the Sub-Account for various periods of time including a period measured from the date the Sub-Account commenced operations. Average annual total return refers to total return quotations that are based on an average return over various periods of time.

Certain Funds have been in existence prior to the investment by the Sub-Accounts in such Funds. Protective Life may advertise and include in sales literature the performance of the Sub-Accounts that invest in these Funds for these prior periods. The performance information of any period prior to the investments by the Sub-Accounts is calculated as if the Sub-Accounts had invested in those Funds during those periods, using current charges and expenses associated with the Contract.

Diversification Requirements

The Code and Treasury Department regulations prescribe the manner in which the investments of a segregated asset account, such as the Variable Account, are to be “adequately diversified.” If the Variable Account fails to comply with these diversification standards, the Contract will not be treated as an annuity contract for federal income tax purposes and the Owner would generally be taxable currently on the excess of the Contact Value over the premiums paid for the Contract. Protective Life expects that the Variable Account, through the Funds, will comply with the diversification requirements prescribed by the Code and Treasury Department regulations.

Ownership Treatment

In certain circumstances, variable annuity contract owners may be considered the owners, for federal income tax purposes, of the assets of a segregated asset account, such as the Variable Account, used to support their contracts. In those circumstances, income and gains from the segregated asset account would be currently includable in the contract owners’ gross income. The Internal Revenue Service (the “IRS”) has stated in published rulings that a variable contract owner will be considered the owner of the assets of a segregated asset account if the owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets.

The ownership rights under the Contract are similar to, but differ in certain respects from, the ownership rights described in certain IRS rulings where it was determined that contract owners were not owners of the assets of a segregated asset account (and thus not currently taxable on the income and gains). For example, the Owner of this Contract has the choice of more investment options to which to allocate purchase payments and Variable Account values than were addressed in such rulings. These differences could result in the Owner being treated as the owner of the assets of the Variable Account and thus subject to current taxation on the income and gains from those assets. In addition, the Company does not know what standards will be set forth in any further regulations or rulings which the Treasury Department or IRS may issue. Protective Life therefore reserves the right to modify the Contract as necessary to attempt to prevent Contract Owners from being considered the owners of the assets of the Variable Account. However, there is no assurance such efforts would be successful.

Nonnatural Owner

As a general rule, Contracts held by “nonnatural persons” such as a corporation, trust or other similar entity, as opposed to a natural person, are not treated as annuity contracts for federal tax purposes. The income on such Contracts (as defined in the tax law) is taxed as ordinary income that is received or accrued by the Owner of the Contract during the taxable year. There are several exceptions to this general rule for nonnatural Owners. First, Contracts will generally be treated as held by a natural person if the nominal owner is a trust or other entity which holds the Contract as an agent for a natural person. However, this special exception will not apply in the case of any employer who is the nominal owner of a Contract under a non-qualified deferred compensation arrangement for its employees.

In addition, exceptions to the general rule for nonnatural Owners will apply with respect to:

(1)          Contracts acquired by an estate of a decedent by reason of the death of the decedent;

(2)          Certain Qualified Contracts;

(3)          Contracts purchased by employers upon the termination of certain Qualified Plans;

(4)          Certain Contracts used in connection with structured settlement agreements; and

(5)          Contracts purchased with a single purchase payment when the annuity starting date is no later than a year from purchase of the Contract and substantially equal periodic payments are made, not less frequently than annually, during the annuity period.

Exchanges of Annuity Contracts

We may issue the Contract in exchange for all or part of another annuity contract that you own. Such an exchange will be tax free if certain requirements are satisfied. If the exchange is tax free, your investment in the Contract immediately after the exchange will generally be the same as that of the annuity contract exchanged, increased by any additional Purchase Payment made as part of the exchange. Your Contract Value immediately after the exchange may exceed your investment in the Contract. That excess may be includable in income should amounts subsequently be withdrawn or distributed from the Contract (e.g., as a withdrawal, surrender, annuity income payment, or death benefit).

If you exchange part of an existing contract for the Contract, and within 180 days of the exchange you receive a payment other than certain annuity payments (e.g., you make a withdrawal) from either contract, the exchange may not be treated as a tax free exchange. Rather, some or all of the amount exchanged into the Contract could be includible in your income and subject to a 10% penalty tax.

You should consult your tax advisor in connection with an exchange of all or part of an annuity contract for the Contract, especially if you may make a withdrawal from either contract within 180 days after the exchange.

Medicare Hospital Insurance Tax on Certain Distributions

Effective for tax years beginning after December 31, 2012, a new Medicare hospital insurance tax of 3.8% will apply to some types of investment income, including certain amounts distributed from nonqualified annuities. This new tax only applies to taxpayers with “modified adjusted gross income” above $250,000 in the case of married couples filing jointly, $125,000 in the case of married couples filing separately, and $200,000 for all others. For more information regarding this tax and whether it may apply to you, please consult your tax advisor.

Loss of Interest Deduction Where Contract Is Held By or For the Benefit of Certain Nonnatural Persons

In the case of Contracts issued after June 8, 1997, to a nonnatural taxpayer (such as a corporation or a trust), or held for the benefit of such an entity, that entity’s general interest deduction under the Code may be limited. More specifically, a portion of its otherwise deductible interest may not be deductible by the entity, regardless of whether the interest relates to debt used to purchase or carry the Contract. However, this interest deduction disallowance does not affect Contracts where the income on such Contracts is treated as ordinary income that the Owner received or accrued during the taxable year. Entities that are considering purchasing the Contract, or entities that will be Beneficiaries under a Contract, should consult a tax adviser.

QUALIFIED RETIREMENT PLANS

In General

The Contracts are also designed for use in connection with certain types of retirement plans which receive favorable treatment under the Code. Those who are considering the purchase of a Contract for use in connection with a Qualified Plan should consider, in evaluating the suitability of the Contract, that the C Series and L Series, and the B Series, if you purchase the Protective Income Manager require a minimum initial Purchase Payment of at least $25,000. Numerous special tax rules apply to the participants in Qualified Plans and to Contracts used in connection with Qualified Plans. Therefore, we make no attempt in this prospectus to provide more than general information about use of the Contract with the various types of Qualified Plans. State income tax rules applicable to Qualified Plans and Qualified Contracts often differ from federal income tax rules, and this prospectus does not describe any of these differences. Those who intend to use the Contract in connection with Qualified Plans should seek competent advice.

The tax rules applicable to Qualified Plans vary according to the type of plan and the terms and conditions of the plan itself. For example, for surrenders, automatic withdrawals, withdrawals, and annuity income payments under Qualified Contracts, there may be no “investment in the contract” and the total amount received may be taxable. Both the amount of the contribution that you and/or your

APPENDIX B
EXAMPLE OF SURRENDER CHARGE CALCULATION (L Series and B Series only)

The purpose of the following example is to illustrate the surrender charges under L Series and B Series Contracts. The example is based on hypothetical Contract Values and transactions and assumes hypothetical positive and negative investment performance of the Variable Account. The example is not representative of past or future performance and is not intended to project or predict future investment results. There is, of course, no assurance that the Variable Account will experience positive investment performance. Actual results may be higher or lower.

Within certain time limits, we deduct a surrender charge from your Contract Value when you make a surrender or withdrawal before the Annuity Date or when you fully or partially surrender your Contract for a commuted value while variable income payments under Annuity Option A (payments for a certain period) are being made. We do not apply the surrender charge to the payment of a death benefit or when we apply your Annuity Value to an Annuity Option.

Each Contract Year you may withdraw a specified amount, called the “free withdrawal amount”, from your Contract without incurring a surrender charge. During the first Contract Year the free withdrawal amount is equal to 10% of your initial Purchase Payment. In any subsequent Contract Year the free withdrawal amount is equal to the greatest of: (1) the earnings in your Contract as of the prior Contract Anniversary; (2) 10% of your cumulative Purchase Payments as of the prior Contract Anniversary; or (3) 10% of the Contract Value as of the prior Contract Anniversary. For the purpose of determining the free withdrawal amount, earnings equal the Contract Value minus the Purchase Payments not previously assessed with a surrender charge, both measured as of the Contract Anniversary for which values are being determined. Withdrawals in excess of the free withdrawal amount in any Contract Year may be subject to surrender charges. If you elect a SecurePay rider, we count SecurePay Withdrawals and Excess Withdrawals when determining the free withdrawal amount. If you elect the Protective Income Manager, we count Protective Income Manager Withdrawals and Excess Withdrawals when determining the free withdrawal amount. (See “Protected Lifetime Income Benefits.”)

Surrender charges are applied to Contract Value surrendered under L Series and B Series Contracts according to the table below:

Number of Full Years Elapsed Between the Date Purchase Payment was Accepted and the Date of Surrender	L Series	B Series
0	7.0%	7.0%
1	7.0%	6.0%
2	6.0%	6.0%
3	6.0%	5.0%
4	0%	4.0%
5	0%	3.0%
6	0%	2.0%
7+	0%	0%

L Series:

Assume an initial Purchase Payment of $100,000 is made on the Issue Date (1/1/2001), followed by subsequent Purchase Payments of $50,000 (paid 5/1/2002) and $35,000 (paid 8/1/2003). On the second Contract Anniversary (1/1/2003), assume the Contract Value is $145,000. A partial withdrawal request for $25,000 is received on 10/31/2003.

On the third Contract Anniversary, assume the Contract Value equals $170,000. Assume that a full surrender is received on 12/17/2004 when the Contract Value equals $228,500.

First note that surrender charges can never exceed 9% of aggregate Purchase Payments, which in this case is $16,650.

The following table outlines the steps we take to determine the surrender charge for the $25,000 withdrawal and for the $228,500 full surrender:

Step	$25,000 Withdrawal	$228,500 Full Surrender

(i)  Determination of free withdrawal amount – greatest of

(1)   Earnings in your Contract as of the prior Contract Anniversary

(2)   10% of your cumulative Purchase Payments as of the prior Contract Anniversary

(3)   10% of the Contract Value as of the prior Contract Anniversary.

Greatest of:

(1)   Earnings = Contract Value – total Net Purchase Payments*
Earnings = $145,000 – $150,000 = – $5,000

(2)   10% * $150,000 = $15,000

(3)   10% * $145,000 = $14,500

Greatest value is (2), or $15,000

Greatest of:

(1)   Earnings = Contract Value – total Net Purchase Payments*
= $170,000 – ($185,000 – $10,000) = – $5,000

(2)   10% * $185,000 = $18,500

(3)   10% * $170,000 = $17,000

Greatest value is (2), or $18,500

(ii) Amount subject to surrender charge Requested amount less amount from step (i)	$25,000 – $15,000 = $10,000	$228,500 – $18,500 = $210,000

Step	$25,000 Withdrawal	$228,500 Full Surrender
(iii) Applicable surrender charge percentage based on the number of full years that have passed NOTE: Withdrawals come from earliest Purchase Payment first (FIFO)	• $10,000 withdrawal taken from initial $100,000 Purchase Payment • Only 2 full years have passed since that Purchase Payment Surrender charge = 6%

•    Since $10,000 has already been withdrawn from the initial Purchase Payment, $90,000 is allocated to the initial Purchase Payment

•    Only 3 full years have passed since the Purchase Payment

Surrender charge = 6%

•    Since the second Purchase Payment was $50,000, the entire $50,000 is allocated to the second Purchase Payment

•    Only 2 full years have passed since the second Purchase Payment

Surrender charge = 6%

•    Since the third Purchase Payment was $35,000, the entire $35,000 is allocated to the third Purchase Payment

•    Only 1 full year has passed since that Purchase Payment

Surrender charge percentage = 7%

•    Allocating the surrender amount to the three Purchase Payments covers only $175,000 of the eligible $210,000. So the remaining $35,000 must be allocated on a pro-rata basis to the remaining Purchase Payments:

•    $35,000 * ($90,000 / $175,000) = $18,000 – The first Purchase Payment has $108,000 ($90,000 + $18,000) allocated to it

•    $35,000 * ($50,000 / $175,000) = $10,000 – The second Purchase Payment has $60,000 ($50,000 + $10,000) allocated to it

•    $35,000 * ($35,000 / $175,000) = $7,000 – The third Purchase Payment has $42,000 ($35,000 + $7,000) allocated to it

Step	$25,000 Withdrawal	$228,500 Full Surrender
(iv) Surrender charge Step (ii) multiplied by step (iii)	$10,000* 6% = $600	$108,000 * 6% = $6,480 $60,000 * 6% = $3,600 $42,000 * 7% = $2,940 $6,480 + $3,600 + $2,940 = $13,020

*  For the purposes of this illustration, “Net Purchase Payment” means total Purchase Payments less total withdrawals.

B Series:

Assume an initial Purchase Payment of $50,000 is made on the Issue Date (1/1/2001), followed by subsequent Purchase Payments of $50,000 (paid 5/1/2002) and $50,000 (paid 8/1/2003). On the second Contract Anniversary (1/1/2003), assume the Contract Value equals $130,000.

A partial withdrawal request for $43,000 is received on 10/31/2003.

On the third Contract Anniversary (1/1/2004), assume the Contract Value equals $121,000. Assume that a full surrender is received on 12/17/2004 when the Contract Value equals $165,000. First note that surrender charges can never exceed 9% of aggregate Purchase Payments, which in this case is $16,650.

The following table outlines the steps we take to determine the surrender charge for the $43,000 withdrawal and for the $165,000 full surrender:

Step	$43,000 Withdrawal	$165,000 Full Surrender

(i)      Determination of free withdrawal amount — greatest of

(1) Earnings in your Contract as of the prior Contract Anniversary

(2) 10% of your cumulative Purchase Payments as of the prior Contract Anniversary

(3) 10% of the Contract Value as of the prior Contract Anniversary.

Greatest of:

(1)   Earnings = Contract Value – total Net Purchase Payments*

Earnings = $130,000 – $125,000 = $5,000

(2)   10% * $125,000 = $12,500

(3)   10% * $130,000 = $13,000

Greatest value is (3), or $13,000

Greatest of:

(1)   Earnings = Contract Value – total Net Purchase Payments*

Earnings = $121,000 – ($150,000 – $30,000) = $1,000

(2)   10% * $150,000 = $15,000

(3)   10% * $121,000 = $12,100

Greatest value is (2), or $15,000

(ii) Amount subject to surrender charge = Requested amount less amount from step (i)	$43,000 – $13,000 = $30,000	$165,000 – $15,000 = $150,000

Step	$43,000 Withdrawal	$165,000 Full Surrender
(iii) Applicable surrender charge percentage based on the number of full years that have passed NOTE: Withdrawals come from earliest Purchase Payment first (FIFO)	• $30,000 withdrawal comes from $50,000 Purchase Payment • Only 2 full years have passed since Purchase Payment Surrender charge = 6%

•    Since $30,000 has already been withdrawn from the initial Purchase Payment, $20,000 is allocated to the initial Purchase Payment

•    Only 3 full years have passed since the first Purchase Payment

Surrender charge = 5%

•    Since the second Purchase Payment was $50,000, the entire $50,000 is allocated to the second Purchase Payment

•    Only 2 full years have passed since the second Purchase Payment

Surrender charge = 6%

•    Since the third Purchase Payment was $50,000, the entire $50,000 is allocated to the third Purchase Payment

•    Only 1 full year has passed since the third Purchase Payment

Surrender charge = 6%

•    Allocating the surrender amount to the three Purchase Payments covers only $120,000 of the eligible $150,000. So the remaining $30,000 must be allocated on a pro-rata basis to the remaining Purchase Payments:

•    $30,000 * ($20,000 / $120,000) = $5,000 (The first Purchase Payment has $25,000 ($20,000 + $5,000) allocated to it)

•    $30,000 * ($50,000 / $120,000) = $12,500 (The second Purchase Payment has $62,500 ($50,000 + $12,500) allocated to it)

•    $30,000 * ($50,000 / $120,000) = $12,500 (The third Purchase Payment has $62,500 ($50,000 + $12,500) allocated to it)

Step	$43,000 Withdrawal	$165,000 Full Surrender
(iv) Surrender charge = amount(s) from step (ii) multiplied by amount(s) from step (iii)	$30,000 * 6% = $1,800	$25,000 * 5% = $1,250 $62,500 * 6% = $3,750 $62,500 * 6% = $3,750 $1,250 + $3,750 + $3,750 = $8,750

*  For the purposes of this illustration, “Net Purchase Payments” means the total Purchase Payments less total withdrawals.

APPENDIX H

EXAMPLE OF ALLOCATION ADJUSTMENT PROGRAM

The purpose of this example is to demonstrate the operation of the Allocation Adjustment Program. All Owners who purchase the Protective Income Manager rider or either of the SecurePay riders must participate in the Allocation Adjustment Program. The example is based on hypothetical Contract Values and transactions and assumes hypothetical positive and negative investment performance of the Variable Account. The example is not representative of past or future performance and is not intended to project or predict performance. There is, of course, no assurance that the Variable Account will experience positive investment performance.

Under the Allocation Adjustment, if, on any Monthly Anniversary Date after the first Contract Anniversary, the Accumulation Unit value of a Sub-Account in Category 2 or 3 of the Allocation by Investment Category guidelines drops below its 12-month Simple Moving Average (“SMA”), the Sub-Account will be temporarily “restricted” from allocations of Purchase Payments and Contract Value and we will transfer all existing Contract Value in the Sub-Account to the Oppenheimer Money Fund Sub-Account.

Contract Month	Accumulation Unit Value	SMA12(A)		Is Sub-Account 1 Restricted?(B)		Hypothetical Contract Value in Sub-Account 1(C)	Hypothetical Contract Value in Money Fund Sub-Account(D)
12	6.17	6.16				10,000
13	6.24	6.17		No	(E)	10,089
14	5.76	6.14		Yes		—	9,282	(F)
15	5.41	6.09		Yes			9,286
16	5.35	6.03		Yes			9,290
17	4.53	5.87		Yes			9,294
18	3.73	5.62		Yes			9,298
19	2.94	5.33		Yes			9,302
20	3.33	5.08		Yes			9,305
21	3.15	4.85		Yes			9,309
22	2.98	4.62		Yes			9,313
23	3.29	4.41		Yes			9,317
24	3.81	4.21		Yes			9,321
25	4.19	4.04	(G)	No	(H)	9,325

(A)	SMA12 is the sum of the 12 most recent Monthly Anniversary Dates Accumulation Unit values divided by 12.
(B)

Once we calculate a Sub-Account’s SMA on a Monthly Anniversary Date, we then compare that SMA to the Sub-Account’s current Accumulation Unit value on that Monthly Anniversary Date. If the Sub-Account’s current Accumulation Unit value is equal to or less than the Sub-Account’s SMA over the most recent 12 Monthly Anniversary Dates, then we will consider the Sub-Account to be restricted.

(C)	$10,000 of the initial Purchase Payment is allocated to the hypothetical Sub-Account 1.
(D)	If a Sub-Account becomes restricted, as described in (B), we transfer the Contract Value in that Sub-Account to the Money Fund Sub-Account, until the Sub-Account is no longer restricted.
(E)

At the end of the first contract month after the first Contract Anniversary 1, the Accumulation Unit value of Sub-Account 1 (6.24) is greater than SMA12 (6.17). Therefore, Sub-Account 1 is not restricted.

(F)

At the end of contract month 14, the Accumulation Unit value of Sub-Account 1 (5.76) is less than or equal to SMA12 (6.14). Therefore, Sub-Account 1 is restricted and the entire allocation in Sub-Account 1 ($9,282) is transferred to the Money Sub-Account.

(G)	Calculation of SMA12 (4.19 + 3.81 + 3.29 + 2.98 + 3.15 + 3.33 + 2.94 + 3.73 + 4.53 + 5.35 + 5.41 + 5.76)/12 = 4.04.
(H)

At the end of contract month 25, the Accumulation Unit value of Sub-Account 1 (4.19) is greater than SMA12 (4.04). Therefore, Sub-Account 1 is no longer restricted and the entire allocation in the Money Fund Sub-Account is re-allocated back to Sub-Account 1.

H-1

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned Directors and the Chief Accounting Officer of Protective Life Insurance Company, a Tennessee corporation, (“Company”) by his execution hereof or upon an identical counterpart hereof, does hereby constitute and appoint John D. Johns, Max Berueffy or Steven G. Walker, and each or any of them, his true and lawful attorney-in-fact and agent, for him and in his name, place and stead, to execute and sign the Registration Statement on Form N-4 filed by the Company for the Protective Variable Annuity (File No. 333-179649), an individual flexible premium deferred variable and fixed annuity product, with the Securities and Exchange Commission, pursuant to the provisions of the Securities Exchange Act of 1933 and the Investment Company Act of 1940 and, further, to execute and sign any and all pre-effective amendments and post-effective amendments to such Registration Statement, and to file same, with all exhibits and schedules thereto and all other documents in connection therewith, with the Securities and Exchange Commission and with such state securities authorities as may be appropriate, granting unto said attorney-in-fact and agent, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes of the undersigned might or could do in person, hereby ratifying and confirming all the acts of said attorney-in-fact and agent or any of them which they may lawfully do in the premises or cause to be done by virtue hereof.

IN WITNESS WHEREOF, each of the undersigned has hereunto set his hand and seal this       th day of April, 2012.

/s/ John D. Johns	/s/ Richard J. Bielen
John D. Johns	Richard J. Bielen

/s/ Carolyn Johnson	/s/ Steven G. Walker
Carolyn Johnson	Steven G. Walker

WITNESS TO ALL SIGNATURES:

/s/ Max Berueffy
Max Berueffy

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned Directors and the Chief Accounting Officer of Protective Life and Annuity Insurance Company, an Alabama corporation, (“Company”) by his execution hereof or upon an identical counterpart hereof, does hereby constitute and appoint Wayne Stuenkel, Max Berueffy or Steven G. Walker, and each or any of them, his true and lawful attorney-in-fact and agent, for him and in his name, place and stead, to execute and sign the Registration Statement on Form N-4 filed by the Company for the Protective Variable Annuity NY (File No. 333-179963), an individual flexible premium deferred variable and fixed annuity product, with the Securities and Exchange Commission, pursuant to the provisions of the Securities Exchange Act of 1933 and the Investment Company Act of 1940 and, further, to execute and sign any and all pre-effective and post-effective amendments to such Registration Statement, and to file same, with all exhibits and schedules thereto and all other documents in connection therewith, with the Securities and Exchange Commission and with such state securities authorities as may be appropriate, granting unto said attorney-in-fact and agent, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes of the undersigned might or could do in person, hereby ratifying and confirming all the acts of said attorney-in-fact and agent or any of them which they may lawfully do in the premises or cause to be done by virtue hereof.

IN WITNESS WHEREOF, each of the undersigned has hereunto set his hand and seal this         day of April, 2012.

/s/ Wayne E. Stuenkel	/s/ John D. Johns
Wayne E. Stuenkel	John D. Johns

/s/ Richard J. Bielen	/s/ Steven G. Walker
Richard J. Bielen	Steven G. Walker

WITNESS TO ALL SIGNATURES:

/s/ Max Berueffy
Max Berueffy